FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 15 September 2003

Commission File Number: 333-13096

AES DRAX HOLDINGS LIMITED

Drax Power Station
PO Box 3
Selby
North Yorkshire
YO8 8PQ
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):  ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

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AES DRAX HOLDINGS LIMITED

Index

Item

1      Proposed Restructuring Terms for Senior Secured Creditors

EXHIBIT A	:	Form of AES Drax Holdings Limited Long-Term Standstill Agreement
EXHIBIT B	:	Term Sheet for the Restructuring Loans and Super Priority Facility
EXHIBIT C	:	Term Sheet for the Restructuring Notes
EXHIBIT D	:	Equity Term Sheet
EXHIBIT E	:	Stone & Webster report on the environmental aspects of the Drax power station dated September 2003
EXHIBIT F	:	Senior Bonds Consent Solicitation

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AES DRAX HOLDINGS LIMITED

PROPOSED RESTRUCTURING TERMS FOR
SENIOR SECURED CREDITORS

Forward-looking statements

Certain statements included in this document are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “intends,” “will,” “should” or “anticipates” or the negative forms or other variations of these terms or comparable terminology, or by discussions of strategy. Future results covered by the forward-looking statements may not be achieved. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

Under the safe harbour provisions of the Private Securities Litigation Reform Act of 1995, AES Drax Holdings Limited (“Drax Holdings”) identified some of these risks, uncertainties and other important factors in its Form 20-F for the year ended 31 December 2002 under “Key Information - Risk Factors” and “Operating and Financial Review and Prospects”.

You should also consider, among others, the following important factors:

general economic and business conditions in the UK;

changes in governmental regulations affecting the Drax power station and the UK electric power industry generally, including changes in the New Electricity Trading Arrangements (“NETA”). NETA was implemented on 27 March 2001;

general industry trends;

changes to the competitive environment;

power prices and resource availability and pricing;

changes in business strategy, development plans or vendor relationships in the market for power in the UK;

that AES Drax Power Limited’s principal hedging arrangement relating to power sales has been terminated, and accordingly, AES Drax Power Limited is currently operating the Drax power station as a fully-merchant plant;

since 12 December 2002, Drax Holdings, AES Drax Electric Limited, AES Drax Limited and AES Drax Power Limited (together the “Drax Companies”) and AES Drax Acquisition Limited are operating under standstill arrangements with, inter alia, certain of their senior creditors, which are scheduled to terminate on 30 September 2003;

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availability, terms and deployment of capital;

interest rate volatility;

changes in currency exchange rates, inflation rates and conditions in financial markets;

availability of qualified personnel;

a change in the interpretation of the tax law in the relevant jurisdictions; and

the recoverability of amounts due to AES Drax Power Limited (“Drax Power”) from TXU Europe Energy Trading Limited and/or TXU Europe Group plc pursuant to the long-term power purchase agreement and associated guarantee (“TXU Claim”).

These forward-looking statements speak only as of the date of this document.  Drax Holdings does not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this document, and it does not assume any responsibility to do so.

Recent developments

The following describes certain recent developments with respect to Drax Holdings. More detailed information on the events leading up to these developments can be found in Drax Holdings’ filings on Forms 6-K made with the SEC since 24 October 2002, as well as in its Form 20-F for the year ended 31 December 2002 (referred to herein as the “2002 Annual Report”) which was filed with the SEC on 16 May 2003, and in particular in the section of the 2002 Annual Report entitled “Information on the Company - Significant developments during 2002 and Recent Developments”. A copy of such filings are available online through the SEC’s EDGAR system at www.sec.gov.

Status on the discussions on the restructuring proposal

On 22 August 2003, the Drax Companies, AES Drax Acquisition Limited, the Eurobond Trustee and the Senior Bond Trustee, amongst others, entered into an agreement (the “Fourth Standstill Agreement”) on substantially similar terms to the Standstill Agreement entered into between the same parties on 11 July 2003 (the “Third Standstill Agreement”) which terminated on 14 August 2003 following an extension of the standstill period (pursuant to the terms of the Third Standstill Agreement) from 30 June 2003. The purpose of the Fourth Standstill Agreement, which expires on 30 September 2003, was to provide a further period for (i) the Drax Companies; (ii) the steering committee (the “Bank Steering Committee”) representing the syndicate of banks (the “Senior Banks”) which financed the £1.725 billion secured bonds due 2015 (the “Eurobonds”) issued by Drax Holdings to finance the acquisition of the Drax power station; and (iii) the ad hoc committee (the “Ad Hoc Bond Committee” and, together with the Bank Steering Committee, the “Senior Creditors Committees”) formed by certain holders of 9.07% Senior Secured Bonds due 2025 and 10.41% Senior Secured Bonds due 2020 issued by Drax Holdings (together the “Senior Bonds”) to carry on discussions with various third party bidders in order to secure a suitable offer to participate in and to agree the more detailed terms of a restructuring (the “Restructuring”) of the secured debt of the Drax Companies.  For more information on the various discussions and offers from third parties to participate in the Restructuring, see Drax Holdings filings on Forms 6-K from and including 30 May 2003.

On 30 July 2003, Gordon Horsfield and Gerald Wingrove were appointed to the board of Drax Holdings as independent directors.  On 5 August 2003, The AES Corporation (“AES”) announced the withdrawal of its offer to participate in the Restructuring and the resignations of directors appointed

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by it to the boards of the Drax Companies and AES Drax Acquisition Limited.  AES’s withdrawal followed the receipt by Drax Holdings of an alternate offer to participate in the Restructuring from International Power plc (“IPR”), and subsequently Drax Holdings received a number of other proposals from other interested parties.  Drax Holdings held discussions with all of these interested parties. On 30 August 2003, IPR revised its offer (the “IPR Offer”) and, on the basis of this, the IPR Offer was accepted and exclusivity granted by Drax Holdings to IPR with a view to implementing the Restructuring (“Restructuring Proposal”). The IPR Offer was filed by Drax Holdings with the SEC on Form 6-K on 2 September 2003. The Bank Steering Committee supports the Restructuring Proposal and each member intends to recommend such proposal to its own credit committee.  The members of the Ad Hoc Bond Committee support the Restructuring Proposal.  IPR has agreed to participate in the Restructuring on the basis of the IPR Offer and IPR has participated in the development of the Restructuring Proposal.

The Restructuring will also involve the restructuring of the obligations of InPower Limited (“InPower”) in respect of the bank facility provided by the Senior Banks.  Through a loan to InPower, a special purpose company incorporated in Jersey, the Senior Banks financed, in part, InPower’s subscription for the Eurobonds issued by Drax Holdings to finance the acquisition of the Drax power station. The Restructuring Proposal will require the approval of the boards of directors of InPower and BondPower Limited (“BondPower”).  The directors of InPower and BondPower are currently considering the Restructuring Proposal. They are due to hold board meetings on 15 September 2003 to consider it further and, if thought fit, to approve the Restructuring Proposal in principle. Whilst the Restructuring Proposal represents the principal terms of the Restructuring, it does not represent and is subject to all the terms, conditions, covenants and other provisions to be included in the definitive documentation for the Restructuring, which is expected to be complex and which will form the basis of the schemes of arrangement on which relevant creditors will be asked to vote.

Important notice

Drax Holdings considers the restructuring contemplated in this Form 6-K to be in the interests of creditors (as a whole). As both the Bank Steering Committee and the Ad Hoc Bond Committee support the implementation of a Restructuring on the basis of the Restructuring Proposal, Drax Holdings is making public the Restructuring Proposal by filing this Form 6-K for the benefit of the holders of Senior Bonds (the “Senior Bondholders”) and other parties who are interested in the Restructuring but who have not taken part in the discussions, and to enable the Senior Bondholders to make an informed decision with respect to the request for a further extension of the standstill period to 31 December 2003. The Senior Banks, the Eurobond Trustee and certain Senior Bondholders are being approached with a view to securing irrevocable undertakings to support the Restructuring.  As part of the discussions with the Senior Creditors Committees, the Drax Companies have supplied them with various supporting data for the purposes of evaluating the Restructuring Proposal. Although this document takes account of such supporting data as Drax Holdings deems relevant, it does not purport to be complete and is qualified in its entirety by further information envisaged to be provided, including information in a scheme document to be issued by, inter alia, Drax Holdings.

Request for an extension of the standstill period

As the Fourth Standstill Agreement expires on 30 September 2003, Drax Holdings wishes to seek the requisite consent of the Senior Bondholders, and the Senior Banks to enter into a new standstill agreement (the “Long Term Standstill”) which will give effect to an extension of the standstill period until 31 December 2003 unless terminated earlier or extended in accordance with its terms. The Long Term Standstill, which is attached as Exhibit A, is on terms similar to the Fourth Standstill Agreement

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and provides for certain additional terms including, inter alia, (1) all actions necessary in connection with the transfer of assets to Drax Opco Limited (“Drax Opco”) (further details of which are set out in section 2.3.1), (2) a number of additional temporarily or permanently waived defaults under the senior credit documentation, (3) consent for Drax Holdings to enter into and comply with its obligations under the escrow arrangements referred to in section 1.12 and the agreement described in section 1.5; and (4) all actions necessary in connection with achieving the Restructuring and insofar as such actions constitute defaults under the senior credit documentation, such defaults are either temporarily or permanently waived or are capable of being waived by the Bank Steering Committee and the Ad Hoc Bond Committee. With the support for a Restructuring on the basis of the Restructuring Proposal from the Bank Steering Committee and the Ad Hoc Bond Committee, Drax Holdings considers that now is an appropriate time to inform all the Senior Bondholders (in addition to the Ad Hoc Bond Committee) and all the Senior Banks of the terms of the Restructuring Proposal. The Long Term Standstill would thus provide the stability desired whilst such consideration and implementation of the terms of the Restructuring Proposal takes place.

Further actions if consent is obtained for the Long Term Standstill

As mentioned above, although the Restructuring Proposal provides detailed terms of the proposed restructuring of the secured debt of Drax Holdings and InPower, it does not represent, and is subject to, all the terms, conditions, covenants and other provisions to be included in the definitive documentation for the Restructuring, which is expected to be complex. Further, it is expected that the Restructuring Proposal will be implemented by way of schemes of arrangement (which involve court proceedings) in England, the Cayman Islands and Jersey. The Restructuring Proposal contemplates that the Restructuring will be completed by 31 December 2003.  However, Drax Holdings cannot provide any assurance that the Restructuring will be completed by that time.

Contact details

Close Brothers, financial adviser to the Ad Hoc Bond Committee, and Milbank, Tweed, Hadley & McCloy, legal adviser to the Ad Hoc Bond Committee, will host a conference call on 18 September 2003 at 5.00 p.m. (London time) to discuss with Senior Bondholders the contents of the Long Term Standstill and the Restructuring Proposal. The UK dial-in telephone number is 0845 245 5318. The non-UK dial-in telephone number is +44 1452 569 1001. The chairperson is Martin Gudgeon. The call will be recorded and will be available for playback for a period of 7 days following the call on +44 (0)1452 55 00 00 (PIN: 088264#). For further information, Senior Bondholders should contact David Riddell (Close Brothers): +44 (0)20 7655 3203, Martin Gudgeon (Close Brothers): +44 (0)20 7655 3171, Tom Siebens (Milbank Tweed): +44 (0)20 7448 3034 or Simon Davies (Milbank Tweed): +44 (0)20 7448 3052.

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SECTION 1
THE RESTRUCTURING PROPOSAL

1.1

BACKGROUND TO THE RESTRUCTURING PROPOSAL

On 30 June 2003, Drax Holdings filed a Form 6-K (SEC File #: 333-13096) (the "30 June 6-K") outlining the terms of a proposed restructuring of the secured debt of the Drax Companies, which involved the provision of funding and management and technical services by AES.  On 23 July 2003, IPR offered to replace AES in relation to the provision of funding and management services in connection with the restructuring of the Drax Companies (the “Original IPR Offer”).

On 30 July 2003, Gordon Horsfield and Gerald Wingrove were appointed to the board of Drax Holdings as independent directors with a view to considering the Original IPR Offer.  On 5 August 2003, AES announced that it was withdrawing its support for, and participation in, the restructuring of the Drax Companies and that its directors on the boards of the Drax Companies would resign.

Following AES’s withdrawal and the Original IPR Offer, Drax Holdings received offers from BHP Billiton plc, Goldman Sachs International and Miller, McConville, Christen, Hutchison & Waffel (“Competing Bidders”) to participate in the Restructuring based on the terms of the proposal disclosed in the 30 June 6-K.

Since the Original IPR Offer:

(i)

the Drax Companies;

(ii)

the Bank Steering Committee; and

(iii)

the Ad Hoc Bond Committee

have had various discussions with IPR and the Competing Bidders in connection with their respective proposed participations in the Restructuring.

On 19 August 2003, IPR revised the Original IPR Offer.  On 30 August 2003, IPR again revised its offer and proposed a new offer, the IPR Offer.   Drax Holdings accepted the IPR Offer and agreed to negotiate with IPR on an exclusive basis to achieve the Restructuring.  The detailed terms of the Restructuring Proposal are set out herein.  Drax Holdings considers the restructuring contemplated  in this Form 6-K to be in the interests of creditors (as a whole).

The exclusivity arrangements are set out in full in the IPR Offer. In summary, they prevent Drax Holdings (and each of its directors, officers, agents, advisers and employees)  from (a) entering into or continuing any negotiations with any person other than IPR with respect to the Restructuring; (b) soliciting or encouraging any person other than IPR to make any proposal with regard to the Restructuring or entertaining any such proposal or offer; (c) entering into any agreement or arrangement with any other person which would have the effect of preventing Drax Holdings from completing the Restructuring with IPR; or (d) subject to certain limited exceptions, giving or making available any information relating to the Drax Companies to any other person.

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This exclusivity terminates on 31 January 2004 subject to extension on a monthly basis unless at the time of the proposed extension there is no reasonable prospect of the Restructuring being completed on or before 30 June 2004.  The exclusivity can be terminated (in which case the IPR Offer will lapse) by either Drax Holdings or IPR within 3 business days of (i) 10 October 2003, if, on or before that date, irrevocable undertakings to vote in favour of the Restructuring have not been received from 75% in value of those persons who are entitled to direct the relevant creditor  to vote in the schemes of arrangement in respect of Drax Holdings and from 75% in value of those creditors who are entitled to vote in the schemes of arrangement in respect of InPower (together the “Relevant Creditor Support”); or (ii) 15 November 2003, if on or before that date the documentation in respect of the schemes of arrangement to implement the Restructuring has not been posted.

Although discussions continue, Drax Holdings anticipates that the cross-currency swaps entered into by Drax Holdings with the currency swap hedging banks (“Currency Swap Hedging Banks”) and the interest rate swaps entered into by Drax Power with the interest rate hedging banks (“Interest Rate Hedging Banks”) (collectively the “Hedging Banks”) will be terminated and that any resulting termination payments in respect of the interest rate swaps will be novated to Drax Holdings. All terminated payments (“Hedge Termination Payments”) are intended to be compromised as part of the Restructuring. The Restructuring will also involve the restructuring of the obligations of InPower in respect of the bank facility provided by the Senior Banks. The Restructuring Proposal will require the approval of the board of directors of InPower and BondPower. The directors of InPower and BondPower are currently considering the Restructuring Proposal. They are due to hold board meetings on 15 September 2003 to consider it further and, if thought fit, to approve the Restructuring Proposal in principle.

Although the Restructuring Proposal provides detailed terms of the restructuring of the secured debt of the Drax Companies, it does not represent and is subject to all the terms, conditions, covenants and other provisions to be included in the definitive documentation for the Restructuring, which is expected to be complex and which will form the basis of the schemes of arrangement on which relevant creditors will be asked to vote.

1.2

CURRENT DEBT STRUCTURE

The current senior secured indebtedness owed to the Senior Banks, the Senior Bondholders and the Hedging Banks (the “Secured Creditors”) is summarised in the table at 1.2.2 below. This indebtedness is either held directly (in the case of the Senior Bondholders and the Hedging Banks) or indirectly through InPower (in the case of the Senior Banks).

1.2.1

Current Senior Secured Creditors

The Secured Creditors are as follows:

(i)

the Senior Banks through their security interests over the assets of InPower which is the holder of the Eurobond coupons and to which the Senior Banks extended a bank facility (the “Bank Facility”, and the loan thereunder the “Bank Loan”) with an outstanding principal amount of £842,555,000;

(ii)

the Senior Bondholders; and

(iii)

the Hedging Banks.

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1.2.2

Senior Secured Indebtedness1

Debt	Principal Amount	Final Maturity	Interest Rate
Bank Loan owed to Senior Banks (serviced through interest coupons under the Eurobonds and the Harich Swaps)[2]	£842,555,000	2015	Libor plus 3.0%
10.41% Senior Secured Bonds due 2020	U.S.$302,400,000	2020	10.41%
9.07% Senior Secured Bonds due 2025	£200,000,000	2025	9.07%
Hedge Termination Payments	Up to approx. £79,990,000[3]	Not applicable	Cost of funds plus 1%

The structure of the current financing arrangements is set out in “Diagram 1 - Current Structure”.

1  The indebtedness set out in the table above has, directly or indirectly, the benefit of first ranking security interests over the assets and revenues of the Drax Companies.

2  The interest coupons (the “Eurobond Coupons”) are held by InPower and secured for the benefit of the Senior Banks in respect of InPower’s indebtedness under the Bank Facility.  The Eurobond Coupons are stripped from the principal of the Eurobonds (the “Corpus”).  Payments on the Eurobond Coupons are used by InPower to pay interest and principal on the Bank Loan.  In addition, InPower has entered into a swap with Harich BV (“Harich”) with the intent that InPower receives funds sufficient to pay interest and principal on the Bank Loan.  Harich has entered into a swap (together with the swap between InPower and Harich, the “Harich Swaps”) on essentially identical terms with Drax Power.  The combination of these  payments provides the funds for InPower to repay its indebtedness. The structure of the Eurobond Coupons and Harich Swaps was designed to enhance the cashflow available for debt service.  The Corpus only has the benefit of security over the assets and revenues of the Drax Companies which ranks below the senior secured indebtedness set out in the table above and will be unaffected by the Restructuring.  The Corpus has been assigned by InPower to BondPower.  BondPower  is to subscribe for preference shares in Drax Holdings in lieu of the repayment of the Corpus. It has transferred this right to AES Drax Acquisition Limited and it is intended that such right will be transferred to the company shown as Parent 2 in “Diagram 2 - Proposed Structure”.  The margin of 3% above Libor is the margin to which the Senior Banks are entitled under the Bank Loan given the credit rating of the Drax Companies. From 1 January 2003, the Senior Banks have been entitled to an interest uplift.  This uplift has not been paid and has been accruing. The accrued uplift will be waived by the Senior Banks as part of the Restructuring. The Equalisation Fee payable to the Senior Bondholders pursuant to the Fourth Standstill Agreement will also not be payable.

3  Based upon the most recent indicative valuation as carried out on 22 August 2003 of the termination sum payable by Drax Power or Drax Holdings (as applicable) upon the termination of the existing interest rate or cross-currency hedging agreements respectively.  As at such date, the indicative termination liability in respect of the aggregate of currency hedging was  approximately £8.5 million, with the balance of the termination liability being in respect of interest rate hedging. The obligations of Drax Power in respect of the interest rate hedging agreements have been guaranteed by Drax Holdings.  The termination value of hedge contracts is subject to market prices and may therefore increase or decrease from the estimate included herein.

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1.3

PROPOSED DEBT STRUCTURE

1.3.1

Proposed Debt Structure

The Restructuring based on the Restructuring Proposal involves replacing the existing senior secured debt with new secured debt owed to the Senior Banks, the Senior Bondholders and the Hedging Banks and equity (“Equity”) in a new holding company (the “Parent”).  The Restructuring will be effected by parallel schemes of arrangement in respect of Drax Holdings and InPower. The principal terms of the new secured debt and the entitlement (subject to the Cash-out Options described in section 1.4 below) of Secured Creditors to Equity are summarised below.

Debt	Sterling Equivalent Principal Amount	Final Maturity	Interest Rate
A-1 Debt	£400,000,000	2015	Libor plus 2.5%
A-2 Debt	Up to £460,000,000[4]	2015	Libor plus 4.0%
A-3 Debt	Up to £124,055,0004,[5]	2020	Libor plus 5.0%
B Debt	£338,400,000[6]	2025	Libor plus 2.0%

Total Debt	Up to £1,322,455,000
Equity	100% indirect ownership of Drax power station	-	-
Credit Support Facility which	up to £100,000,000[7]	2006	2.0%[8]

4  The amount of A-2 Debt and A-3 Debt outstanding immediately following the Restructuring will be lower to the extent that the A Cash-out Option is exercised by Secured Creditors and such A Cash-out Option is funded from the cash resources of the Drax Companies as described in section 1.4 below.

5  The amount of the A-3 Debt outstanding immediately following the Restructuring will be equal to the sum of the debts owed to the Secured Creditors (as set out in the table in section 1.2.2 above), less the sum of the other tranches of the Restructured Debt (as defined in section 1.3.2) and will be lower to the extent that (a) the A Cash-out Option is exercised by Secured Creditors and Project Funds are used to fund such A Cash-out Option and (b) may be lower or higher if the hedging contracts with Hedging Banks are terminated at a value different from that estimated in section 1.2.2. The termination value of hedge contracts is subject to market prices and may therefore increase or decrease from the estimate included in this document. The figure shown is based on an exchange rate of $1.512 = £1, the Fed Funds Rate on 27 July 2000 being the rate applicable on the issue of the Senior Bonds. The actual exchange rate used will be that as at a reference date prior to the Restructuring.

6  This is the aggregate amount (excluding interest) claimed by Drax Power from the TXU Europe Energy Trading Limited and TXU Europe Group plc  (net of VAT payable in respect thereof).  See section 1.10 - The TXU Claim.  There is no assurance as to the amount of the TXU Claim which will ultimately be recovered and available. Drax Power has claimed bad debt relief for VAT purposes in respect of services relating to the TXU Claim and the recovery of proceeds will give rise to a clawback of that relief.

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Debt	Sterling Equivalent Principal Amount	Final Maturity	Interest Rate
has priority over all of the Restructured Debt

It is intended that all Drax Holdings’ current interest rate hedges will be terminated. Drax Holdings will seek to enter into new interest rate hedges in respect of the A-1 Debt.

1.3.2

Right to Receive Pro Rata Share of Restructured Debt

One over-riding principle in the Restructuring is that for each £1 of senior secured indebtedness (or its sterling equivalent in respect of the dollar-denominated Senior Bonds) owed to a Secured Creditor, that Secured Creditor will, subject to section 1.4.6 - Mandatory Cash-out below, be entitled to the same participating interest in each of the tranches of debt and to Equity. Accordingly, each Senior Bank, Senior Bondholder and, if relevant, each Hedging Bank (in respect of its Hedge Termination Payment) will be entitled, in proportion to its current holdings of the Bank Loan, Senior Bonds or rights to Hedge Termination Payments (as the case may be) to:

(a)

participations in A-1 Debt; and

(b)

a combination of:

(i)

participations in A-2 Debt, A-3 Debt and B Debt (together with the A-1 Debt, the “Restructured Debt”); and/or

(ii)

cash pursuant to the exercise by such Secured Creditor of the Cash-out Options described in section 1.4 - The Cash-out Options below.

Participations in the Restructured Debt will take the form of either direct loan participations as lenders in the Restructured Debt (the “Restructuring Loans”) or as indirect participations by way of a holding of Class A-1 Notes, Class A-2 Notes, Class A-3 Notes and Class B Notes (the “Restructuring Notes”) issued by a special purpose vehicle (“Jersey Newco”), which will not be part of the group of companies constituting the Drax Companies (the “Drax Group”) and

7  The Credit Support Facility will have a term of at least 3 years with the intention that this facility should continue or should be replaced by one or more substantially similar facilities for an aggregate period equal to the term of the A-1 Debt. In addition, it is intended that at completion of the Restructuring a balance of up to £50m will be available from existing project cash resources to Drax Power for working capital purposes, subject to the cashflow cycle.

8  Indicative figure: potential providers of this facility have been asked to provide credit-approved offers against the terms indicated herein.

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which will hold the corresponding direct participations as a lender of the Restructuring Loans.  The term sheet in respect of the Restructuring Notes is attached as Exhibit C.

The Restructuring Loans will be obligations of InPower 2 Limited ("InPower 2"), a newly incorporated parent of InPower. Following the Restructuring, InPower 2’s assets will principally consist of secured claims against the Drax Companies in the form of the Eurobond Coupons and certain other debt instruments (as referred to in footnote 9).  InPower 2 will grant security over these assets to the benefit of the Restructuring Loans, in a manner essentially the same as that in which InPower granted security over the original Eurobond Coupons to secure the Bank Facility.

The financing structure that would result from the Restructuring based on the Restructuring Proposal9 is set out in “Diagram 2 - Proposed Financing Structure”.

1.3.3

Positive Elections

InPower 2 and Jersey Newco will be investment companies for the purposes of the U.S. Investment Company Act of 1940, as amended, but will not be registered as such pursuant to an exemption from registration thereunder.  The Restructuring Loans and the Restructuring Notes will be structured in a manner such that they will be exempt from compliance with the U.S. Trust Indenture Act of 1939, as amended.

Subject to section 1.4.6 below, each Secured Creditor will have the ability to elect (a “positive election”) by a date to be specified in the Scheme Document, as defined in section 2 below, (which is expected to be up to the time when proxies are to be returned) for the Cash-out Options described in section 1.4 - The Cash-out Options below.

1.3.4

Deemed Elections

9  The Proposed Financing Structure set out in Diagram 2 envisages that the Eurobond Coupons and original Harich Swaps will stay in place (though the benefit of these will be transferred to InPower 2) as such structure optimises the cashflow available for debt service.  The amounts payable by the Drax Companies to InPower 2 under such structure will broadly be utilised to service the A-1 Debt, the A-2 Debt, the A-3 Debt and the B Debt. The Proposed Financing Structure further envisages that the liability of the Drax Companies under the Senior Bonds will be cancelled; Drax Holdings will issue further debt instruments (“Additional Eurobonds”) to InPower 2, such that together, with payments under the Eurobond Coupons and the Harich Swaps (including any additional swaps entered into pursuant to the Restructuring), to the extent cashflows are available and in accordance with the Cash Flow Waterfall, InPower 2 should have sufficient funds to pay each tranche of the Restructured Debt.  The  Additional Eurobonds will comprise Eurobonds equivalent to the B Debt (the “B Facility Eurobonds”) and one or more additional Eurobonds (the “Further Eurobonds”).  It is unlikely that the B Facility Eurobonds will be listed prior to the scheme comprising the TXU Claim being proposed by TXU Europe Energy Trading Limited.  An application will be made to list the Further Eurobonds on the Luxembourg Stock Exchange.  It is expected that such listing will be obtained by 31 December 2003 - see further section 2.2.4 (Conditionality of the Schemes) below. Each Secured Creditor who is an Eligible Holder will in turn be entitled to  participations in A-1 Debt and the right to receive either participations in A-2 Debt, A-3 Debt and B Debt and/or cash through the exercise of the Cash-out Options described in section 1.4 - The Cash-out Options.  Pursuant to the Cash-out Options, an election cannot be made by a Secured Creditor in respect of the B Debt unless such Secured Creditor has also elected for the A Cash-out Option.

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Subject to section 1.4.6 below, if a Secured Creditor fails to make a positive election (a “non-electing creditor”), it will:

(a)

if it is a Senior Bondholder, be deemed to have elected for the Cash-out Options (subject to any “scaling back” as described in section 1.4.5 below) and, as applicable, the Restructuring Notes; and .

(b)

if it is a Senior Bank or a Hedging Bank, be deemed to have elected for the Restructuring Loans.

1.3.5

Secured Creditors’ Right to Equity

Subject to section 1.4.6 below, the Secured Creditors will, under the terms of the Restructuring, become indirect owners of the whole of the equity of the company which owns the Drax power station in proportion to their holdings of A-3 Debt. (see section 1.9 - Drax Power Station Ownership).  To the extent Secured Creditors elect for the A Cash-out Option, IPR will become entitled to the Equity to which those Secured Creditors would otherwise have been entitled, to the extent that the A Cash-out Option is funded by IPR Funds (as defined in section 1.4.3 below).

The Restructuring does not provide for any consideration to be provided to AES (or its affiliates) or the holders of high yield bonds issued by AES Drax Energy Limited.

1.3.6

Restructured Tranches of Debt

 The Restructured Debt has been separated into tranches in order to provide for:

(a)

a first ranking tranche of debt10, the A-1 Debt, of £400 million with the following scheduled amortisation profile and a final maturity date of 2015:

Year	Amortisation (£ million)[11]
2007	10
2008	20
2009	55
2010	55
2011	55

10 All of the Restructured Debt described in section 1.3.2 above is subject to the priority of the Credit Support Facility (see section 1.6 - Electricity Trading Credit Support).

11 Each annual scheduled amortisation shown above will be payable in two equal instalments on the semi-annual interest payment dates in each such year, provided that there will only be one payment in 2015.

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Year	Amortisation (£ million)[11]
2012	55
2013	50
2014	50
2015	50

Interest on the A-1 Debt will be payable on a semi-annual basis.  The A-1 Debt will have the benefit of certain mandatory prepayment obligations as well as a debt service reserve account (the "A-1 DSRA") funded at completion of the Restructuring to an amount equal to the interest payments on the A-1 Debt falling due on the two interest payment dates following the Restructuring and thereafter funded in accordance with the cash flow waterfall set out in Part 8 of Exhibit B (“the Cash Flow Waterfall”) to a level equal to the interest and scheduled principal payments on the A-1 Debt falling due on the next two interest payment dates following the relevant interest payment date (taking account of any hedging).

Drax Holdings is exploring the possibility of retaining certain dollar-denominated debt obligations following the Restructuring. In connection with this, Drax Holdings is seeking to determine the cost of currency hedging in relation to each of the tranches of Restructuring Loans. Unless Drax Holdings is able to obtain quotes for currency hedging on commercially reasonable terms and to reach agreement with the Secured Creditors as to the cost and risk allocation of such currency exposure and hedging, no dollar-denominated debt will be able to be made available;

(b)

a second ranking tranche, the A-2 Debt, of up to £460 million which will have no fixed amortisation profile; however, the outstanding principal balance will fall due for payment on 30 June 2015.

Interest on the A-2 Debt will be payable on a semi-annual basis after, inter alia, payments in respect of the super priority facilities (as described in Part 10 of Exhibit B) (the “Super Priority Facilities”) and payment of interest on the A-1 Debt, and payments (other than Hedging Termination Amounts (as described in Exhibit B)) in respect of the A-1 Hedging, scheduled principal payments then due on the A-1 Debt and a cash sweep into the A-1 DSRA to ensure it is funded to the Required Balance (as described in Part 10 of Exhibit B).

If there are insufficient funds to pay interest on the A-2 Debt, interest will be deferred (but not capitalised). There will be a six month (18 months on or before 31 December 2006) look-forward test for A-2 Debt interest on a 1.0 x debt service cover ratio and, to the extent such test is not passed, an amount equal to the shortfall will (in accordance with the Cash Flow Waterfall) be placed in a reserve account (the "A-2 Debt Interest Reserve"). Amounts standing to the credit of the A-2 Debt Interest Reserve would be used to make payments in respect of the Super Priority Facilities, payment of interest and amounts (other than Hedging Termination Amounts) then due under the A-1

15

Hedging and scheduled principal then due on the A-1 Debt before making payments of interest on the A-2 Debt, if there are insufficient funds available in the Cash Flow Waterfall for such purpose and if the A-1 DSRA has been fully utilised.

Repayment of the principal on the A-2 Debt will not occur prior to the principal amount of the A-1 Debt reducing to below £200 million and will thereafter be dependent upon there being sufficient funds available for such purpose in accordance with the Cash Flow Waterfall.  However, each holder of A-2 Debt will have an option to require prepayment at par in the event of a change in control;

(c)

a third ranking tranche, the A-3 Debt, that will not receive cash payment of  principal until the A-1 Debt and the A-2 Debt have been repaid in accordance with the Cash Flow Waterfall.  The third ranking tranche will be of an initial principal amount calculated in the manner described in the section entitled “Facility” of Part 5 (A-3 Facility Term Sheet) of Exhibit B.

Unpaid interest on the A-3 Debt will be deferred (but not capitalised). There will be a six month (18 months on or before 31 December 2006) look-forward test for A-3 Debt interest on a 1.0 x debt service cover ratio and, to the extent that such test is not passed, an amount equal to the shortfall will (in accordance with the Cash Flow Waterfall) be placed in a reserve account (the "A-3 Debt Interest Reserve").  Amounts standing to the credit of the A-3 Debt Interest Reserve would be used to make payments in respect of the Super Priority Facilities then due payment of interest and scheduled principal on the A-1 Debt  and amounts (other than Hedging Termination Amounts) then due under the A-1 Hedging (as described in Exhibit B) and  the interest in respect of the A-2 Debt before making payments of interest on the A-3 Debt, if there are insufficient funds available in the Cash Flow Waterfall, the A-1 DSRA and the A-2 Debt Interest Reserve for those purposes; and

(d)

a fourth ranking tranche, the B Debt, of £338,400,000 whose primary source of repayment will be amounts received in relation to the TXU Claim (described in section 1.10 - The TXU Claim below) and will have a first priority claim over the TXU Claim.

The B Debt will also have a fourth priority claim over the assets of Drax Power other than the TXU Claim (the "Principal Drax Assets") or any other company in the Drax Group to which the Principal Drax Assets are transferred. Interest on the B Debt will be paid in accordance with the Cash Flow Waterfall, where it ranks behind inter alia scheduled A-1 Debt payments, interest in respect of A-2 Debt and A-3 Debt and, inter alia, required transfers to the other debt service reserve accounts.

If there are insufficient funds to pay interest on the B Debt, interest will be deferred (but not capitalised). There will be a six month look-forward test for B Debt interest on a 1.0 x debt service cover ratio and, to the extent such test is not passed, an amount equal to the shortfall will (in accordance with the Cash Flow Waterfall) be placed in a reserve account (the "B Debt Interest Reserve").  Amounts standing to the credit of the B Debt Interest Reserve would be used to make payments in respect of the Super Priority Facilities, payment of interest and amounts (other than Hedging Termination Amounts) then due under the A-1 Hedging (as described in Exhibit B) and scheduled principal then due on the A-1 Debt, and interest in respect of the A-2 Debt  and interest in respect of the A-3 Debt before making payments of interest on the B Debt, if there

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are insufficient funds available in the Cash Flow Waterfall and the other debt service reserve accounts for those purposes.

Proceeds (excluding VAT) of the TXU Claim will be used to Prepay the principal amount of the B Debt and interest thereon. The principal amount outstanding of the B Debt will only otherwise be repaid once the A-1 Debt, the A-2 Debt and the A-3 Debt have been repaid in full(see the Cash Flow Waterfall for further details).

All Restructured Debt will accrue interest as from 1 July 2003 (see section 1.4.7 - Accrual of Interest) (other than in the case of the Restructured Debt issued to the Hedging Banks), which will accrue interest from the applicable date of termination of the relevant hedge, and such interest will be paid in accordance with the Waterfall set out in part 9 (Restructuring Waterfall) of Exhibit B (“Restructuring Waterfall”).  Interest will accrue on deferred interest at the rate applicable to the relevant tranche.

Further terms of the Restructured Debt are set out in the Restructuring Term Sheet contained in Exhibit B.

1.4

THE CASH-OUT OPTIONS

1.4.1

Option to receive cash instead of A-2 Debt, A-3 Debt and B Debt

As part of the Restructuring, each Secured Creditor will have the ability to elect to receive cash instead of all or part of its entitlement to A-2 Debt and a proportionate part of its entitlement to A-3 Debt on the basis set out in this section 1.4 (the “A Cash-out Option”).  A Secured Creditor who elects for (or who is treated as having elected for) the A Cash-out Option will not be entitled to receive any Equity in respect of the A-3 Debt to which it would otherwise be entitled.

Each Secured Creditor will also have an option (the "B Cash-out Option", and together with the A Cash-out Option, the "Cash-out Options") to elect to receive cash instead of all or part of its entitlement to B Debt.  A Secured Creditor will only be able to elect for the B Cash-out Option if it has elected for the A Cash-out Option. A non-electing creditor who is treated as having elected for the A Cash-out Option will also be treated as having elected for the B Cash-out Option. In each case, such election will be in proportion to such Secured Creditor’s election in respect of A-2 Debt and A-3 Debt.

The Cash-out Options are designed to provide Secured Creditors with the alternative to realise immediate cash value for the holding of A-2 Debt, A-3 Debt, B Debt and Equity which would otherwise be allocated to them.   The Cash-out Options, to the extent funded by IPR, are subject to satisfactory legal and regulatory approvals and clearances that are necessary or desirable to effect the Restructuring.

IPR may request (without obligation on the part of the Secured Creditors) that Secured Creditors pool their holdings in Parent in one or more companies in order to provide opportunities to obtain consortium relief with a view to benefiting the Drax Companies.

1.4.2

Cash payable under the Cash-out Options

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Under the A Cash-out Option, each Secured Creditor will have the opportunity to receive cash in lieu of the A-2 Debt and the A-3 Debt to which it would otherwise be entitled on the following basis:

71 pence in lieu of each £1 of A-2 Debt; and

1 pence in lieu of each £1 of A-3 Debt.

Under the B Cash-out Option, each Secured Creditor will have the opportunity to receive cash in lieu of the B Debt  to which it would otherwise be entitled on the following basis:

55 pence in lieu of each £1 of B Debt.

1.4.3

Source of Funds

Two sources of funds (“A Cash-out Funds”) will be available to make payments to Secured Creditors under the A Cash-out Option:

(a)

an amount of cash to be provided by the Drax Companies (the "Project Funds"), being the amount which will be available to the Drax Companies (after taking into account fees and expenses in connection with the Restructuring and working capital requirements (up to a maximum of £50 million)) in excess of funds required to make payment in full of amounts in the Restructuring Waterfall down to and including A-2 Debt interest on 31 December 2003 and amounts equal to a reservable items and expense; and

(b)

up to £100,000,000 (less any taxes and duties payable by IPR in connection with the A Cash-out Option) to be made available by IPR (the "IPR Funds").  This funding obligation of IPR shall be supported by a letter of credit (the “Letter of Credit”) in favour of Drax Holdings and InPower 2 from a bank with a long-term debt rating of at least "A" from S&P or "A2" from Moody's.  IPR is required to post this letter of credit on the business day following the date on which its board approves its participation in the Restructuring, which is currently expected to be on or around 10 October 2003. The Letter of Credit will, inter alia, be cancelled and returned to IPR, inter alia, in the event that the IPR Offer lapses as a result of insufficient Undertakings (as defined in section 2.1 below) being obtained by 10 October 2003 to constitute Relevant Creditor Support (as defined in section 1.1 above) or as a result of Undertakings being terminated or lapsing in accordance with their terms such that Relevant Creditor Support no longer exists.

The A Cash-out Funds will be made available as follows:

(i)

first, by the Drax Companies from Project Funds up to £30,000,000;

(ii)

second, by IPR from the IPR Funds to the extent of such IPR Funds; and

(iii)

third, by the Drax Companies from Project Funds in excess of £30,000,000 subject to sub-paragraph (a) above.

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In addition to the A Cash-out Option, IPR will provide up to £30,000,000 in respect of the B Cash-out Option (the "B Cash-out Funds"). Project Funds will not be used to fund the B Cash-out Option.

If, as part of the A Cash-out Option, less than £10,000,000 of IPR Funds are used then IPR will be entitled upon the Restructuring being completed to a fee of £2,000,000 but will then not be entitled to the Support Fee referred to in section 1.9.5.

It is intended that by no later than 10 October 2003 Drax Holdings will enter into an agreement to be entitled the “Cash-out Options Implementation Agreement” (“COOIA”) with, inter alios, IPR and InPower 2 in respect of the Cash-out Options which is further described in section 1.5 below.

1.4.4

Consequences of the Cash-out Options

To the extent that Project Funds are used for the A Cash-out Option, the principal amount of the A-2 Debt and A-3 Debt in respect of which the Project Funds are utilised will be retired, thereby deleveraging the Drax project.

To the extent that IPR Funds or B Cash-out Funds are used to fund the Cash-out Options, IPR will become a creditor in respect of the A-2 Debt, A-3 Debt and B Debt in respect of which IPR Funds and B Cash-out Funds are utilised.  In addition, IPR will receive Equity in proportion to the principal amount of A-3 Debt which it acquires pursuant to the A Cash-out Option.

1.4.5

Scaling Back

In the event that the Cash-out Funds are insufficient to make payments in full to all of the Secured Creditors who have made valid positive elections for the Cash-out Options, the cash entitlements of all such Secured Creditors will be “scaled back” on a pro rata basis.  In such circumstances, such Secured Creditors will receive the balance of their entitlements, and non-electing creditors will receive their full entitlements, in A-2 Debt, A-3 Debt, Equity and B Debt (as the case may be), in each case subject to section 1.4.6 below.

In the event that the Cash-out Funds are sufficient to make payments in full to all of the Secured Creditors who have made valid positive elections for the Cash-out Options, such Secured Creditors will be paid in full and non-electing creditors shall participate in the balance of the Cash-out Funds.  If such balance is not sufficient to make payments in full to all of the non-electing creditors, the cash entitlements of all non-electing creditors will be “scaled back” on a pro rata basis.  In such circumstances, non-electing creditors will, subject to section 1.4.6 below, receive the balance of their entitlements in A-2 Debt, A-3 Debt, Equity and B Debt (as the case may be).

1.4.6

Mandatory Cash-out

A Secured Creditor will not be entitled to receive Restructured Debt or Equity (“Restructured Securities”) unless it is eligible to hold Restructured Securities.  A Secured Creditor will be ineligible to hold Restructured Securities (an “Ineligible Holder”) if it is (i) a U.S. person (as defined in Regulation S of the U.S. Securities Act of 1933, as amended (the “Securities Act”)) who is not an accredited investor as defined in section (1), (2), (3) or (7) of Rule 501(a) of the Securities Act or (ii) any other category of person as the Scheme documentation may specify as being an Ineligible Holder.

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An Ineligible Holder will be treated as having made a positive election for the Cash-out Options in accordance with section 1.3.3 to the extent that it is a holder of Senior Bonds and is identified as being an Ineligible Holder prior to the last date for making elections for the Cash-out Options. Any Senior Bondholder  who fails to respond or so identify itself by such date will be deemed to have elected for the Cash-out Options in accordance with section 1.3.4(a).

In addition, with respect to the A-1 Debt to which such Senior Bondholder would otherwise be entitled, and any A-2 Debt, A-3 Debt, Equity and B Debt to which it would otherwise be entitled as a result of any “scale back” (as described in section 1.4.5 above), reasonable endeavours will be used to procure purchasers (on a private basis) of such Restructured Securities, subject to the restrictions described in section 1.9.4.  The proceeds of any resulting sales to such purchasers (net of expenses and tax) shall be remitted to such Senior Bondholder.

1.4.7

Accrual of Interest

No interest will be paid to the Senior Banks and Senior Bondholders in respect of the debt to be compromised in the Restructuring which is held by them for the period from and including 1 July 2003 to and including the date of completion of the Restructuring.  However, interest will accrue in respect of the Restructured Debt (other than such Restructured Debt arising as a result of the compromise of Hedge Termination Payments, as described in section 1.1 above) as from 1 July 2003 as if such debt had been issued on such date, and will be paid in accordance with the Restructuring Waterfall. Interest on Restructured Debt arising as a result of the compromise of Hedge Termination Payments shall accrue interest from the date of termination of the relevant hedging arrangements.

In respect of Senior Banks and Senior Bondholders who elect (or who are deemed to have elected) for the A Cash-out Options, interest on the A-2 Debt which would otherwise be payable in respect of the period from 1 July 2003 to, (and including) the date of completion of the Restructuring will be paid to them on the date of completion of the Restructuring in accordance with the Restructuring Waterfall. For Secured Creditors who elect (or who are deemed to have elected) for the Cash-out Options, no interest will be paid for such period in respect of the A-3 Debt and the B-Debt. IPR will be entitled to interest on the A-2 Debt it acquires pursuant to the A Cash-out Option from the date of completion of the Restructuring but will not be entitled to interest in respect of the period from 1 July 2003 up to and including the date of completion of the Restructuring.  IPR will be entitled to interest on the A-3 Debt and B Debt it acquires pursuant to elections made by Senior Banks and Senior Bondholders under the Cash-out Options from 1 July 2003.

1.5

SUMMARY OF CASH-OUT OPTION IMPLEMENTATION AGREEMENT

It is intended that, as part of the Restructuring Proposal, Drax Holdings, IPR, InPower, InPower 2, Parent and Drax OpCo shall enter into the Cash-Out Option Implementation Agreement (“COOIA”) on or before 10 October 2003.  Whilst the terms of the COOIA have yet to be agreed, it is intended that the COOIA will address the rights and obligations of the parties to it in respect of the following: (i) the terms upon which IPR will provide the IPR Funds and the B Cash-out Funds; (ii) the letter of credit (in particular the procurement of the issue of a letter of credit by IPR to secure its obligations to provide IPR Funds, the form of the letter of credit, the terms upon which the letter of credit can be drawn, the terms upon which the letter of credit can be stepped-down and the terms upon which the letter of credit is released); (iii)  the terms upon which Drax Holdings is to provide the Project Funds;  (iv) verification

20

procedures with respect to the level of Project Funds, the amount to be paid by IPR and Drax Holdings to fund the Cash-out Options and its allocation; (v) the payment of the IPR Funds, the B Cash-out Funds and the Project Funds into a trust account of a designated agent and the application of those funds in respect of the Cash-out Options; (vi) the issue of the A-2, A-3 and B Debt to IPR by InPower 2 and the allotment of Equity by Parent to IPR; (vii) the payment by Drax Holdings of IPR’s legal and tax advisers’ fees up to an amount of £500,000 (exclusive of VAT); (viii) the payment of £2,000,000 (exclusive of VAT) by Drax Holdings to IPR in the event that the IPR Funds used to fund the A Cash-out Options are less than £10,000,000; (ix) the payment to IPR of the Support Fee (as defined in section 1.9.5); (x) the obligations of Drax Holdings, InPower, InPower 2 and Parent to consult with IPR with regard to the implementation of the Restructuring Proposal; (xi) certain conditions to the COOIA becoming effective and certain provisions by which certain of the obligations of the parties may be terminated.

It is intended that the form of the letter of credit, the designated agency agreement and other ancillary documents will be appended to the COOIA.

1.6

ELECTRICITY TRADING CREDIT SUPPORT AND COMMODITY HEDGING STRATEGY

Drax Power estimates that it will require credit support of up to £100 million to support its electricity trading following the Restructuring. Under the terms of the Restructuring, Drax Power will no longer be required to provide cash collateral as credit support, thus making cash available to the Drax power station for other working capital purposes and, among other things, to fund Drax Holdings’ proportion of the A Cash-out Option.

To remove the requirement for cash collateral, the terms of the Restructuring contemplate that a facility (the “Credit Support Facility”) with a term of 3 years will be made available to Drax Power by one or more credit support providers (the “Credit Support Lenders”).  The intention is that this facility should be extended or should be replaced from time to time by one or more substantially similar facilities for an aggregate period equal to at least the term of the A-1 Debt.  The Credit Support Lenders would have a first priority ranking security interest over the Principal Drax Assets. Further terms of the Credit Support Facility are set out in the Restructuring Term Sheet contained in Exhibit B.

The Credit Support Facility will be used to support the Drax Group’s commodity hedging strategy which is being developed. The primary objective of this strategy will be to hedge the commodity risks that the Drax Group faces to secure the payment of A-1 Debt and A-2 Debt for a minimum rolling two year period to the extent allowed by market prices and the amount of credit support available. Where possible these risks will be fully hedged. However if conditions do not permit this then such commodity hedges that are available will be put in place to reduce the risk of there being insufficient cash available for the service of A-1 Debt and A-2 Debt. If market conditions change so as to allow additional hedges to be put in place these will be put in place to secure the cash flows needed to achieve the objective of paying interest on A-1 Debt and A-2 Debt. The detailed commodity hedging strategy being developed by the Drax Group will take into account commodity prices, market liquidity, credit availability, security of supply, plant performance and availability in the light of historic and anticipated operations and the costs associated with unplanned outages.

1.7

UPDATE ON FINANCIAL PROJECTIONS

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Following the appointment of Gordon Horsfield and Gerald Wingrove as directors of Drax Holdings on 30 July 2003, the board of Drax Holdings has decided to update the assumptions underpinning the base case projections set out in the Form 6-K filing of 16 July 2003 (the “Base Case Projections”) and intends to publish updated detailed financial projections in respect to the Drax Group, including its rights in respect of the TXU Claim by early November 2003 to coincide with the posting of the Scheme Document.

In addition, the agreement reached with IPR has resulted in a change in the proposed Cash Flow Waterfall from that published on 16 July 2003. It is the directors’ intention that the updated financial projections intended to be published by early November 2003 will include a revised cashflow waterfall on the term agreed with IPR.

The revised financial projections will be based on the information available at that time and will include the latest estimates of power prices, coal prices and other operating data. It should be noted that power prices have increased since the 30 June 2003 financial projections.  However, Drax Power’s ability to sell forward is limited by the terms of its credit support facility and, in addition, there can be no assurances that market prices will remain at current levels.

1.8

BUSINESS INTERRUPTION INSURANCE

Drax Holdings intends to undertake a review of the availability of business interruption insurance in respect of the Drax plant so that, by the time the current insurances (which do not include business interruption insurance) expire at the end of November 2003 or shortly thereafter, it can be determined whether it would be appropriate for Drax Holdings to obtain such business interruption insurance in light of the cost of so doing and the terms available at such time.

1.9

DRAX POWER STATION OWNERSHIP

1.9.1

Ownership

The indirect ownership of the Drax power station will be transferred to the holders of the A-3 Debt (which will include IPR to the extent that the A Cash-out Option is funded from IPR Funds).

As indicated under section 1.4 – The Cash-out Options above, if a Secured Creditor exercises the Cash-out Options, then it will not receive any Equity for any A-3 Debt which it foregoes.  In addition:

(a)

to the extent that the A Cash-out Option is funded by Project Funds, Equity corresponding to A-3 Debt that is redeemed will not be issued; and

(b)

to the extent that the A Cash-out Option is funded by IPR Funds, IPR (or a wholly owned subsidiary of IPR and together with IPR and its subsidiaries the “IPR Entities”) will become the owner of the Equity corresponding to the A-3 Debt acquired by IPR pursuant to the A Cash-out Option.

Assuming Senior Secured Indebtedness is as set out in paragraph 1.2.2 and assuming £30 million of Project Funds and all IPR Funds are used to fund the A Cash-out Option, IPR will own approximately 34% of the Equity and the Secured Creditors will own the balance of the Equity (each Secured Creditor and IPR being a “Shareholder”). Assuming £30 million of Project Funds are used, this will reduce the A-2 Debt by approximately £42.1 million and the

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A-3 Debt by approximately £11.4 million, resulting in a deleveraging of the balance sheet by the amount of £53.3 million.

Details of the principal terms and conditions relating to the Equity are contained in the Equity Term Sheet in Exhibit D.

The holders of the Equity will be required to enter into a shareholders’ agreement or be bound by some other binding arrangement to regulate the affairs of Parent and to govern the rights among themselves (such agreement or other arrangement referred to in this Form 6-K as the “Shareholders’ Agreement”).

1.9.2

Management and voting

The board of Parent will comprise at least five but not more than six directors. IPR will have the right to appoint and remove from office in writing at any time one of the directors provided that at least £10,000,000 of IPR Funds have been used for the A Cash-out Option. Otherwise, Shareholders representing more than 50% of the voting rights in relation to the Equity (excluding any Equity in which the IPR Entities are interested) shall be entitled to appoint and remove from office in writing at any time any of the directors. Parent and Drax Opco will have the same board of directors. The proposed corporate governance structure is set out in more detail in the Equity Term Sheet in Exhibit D. It is intended that the new management structure will be put in place as soon as reasonably practicable following the Restructuring becoming effective. In the interim, Gordon Horsfield (executive chairman), Gerald Wingrove (finance director) and Lord Taylor of Blackburn (non-executive director) will continue as directors.

The Shareholders’ Agreement will contain certain restrictions as to voting. It will impose a limit on the voting rights of each Shareholder in order to prevent a single Shareholder (or any person acting in concert with it) from having the ability to block a special resolution of Parent. Shareholders will also be prevented from voting their Equity interests on matters in relation to which they have a direct conflict of interest with Parent or any of its subsidiaries. In addition, IPR will agree to waive its voting rights (including any vote a director appointed by IPR may have) on resolutions relating to any matter in which IPR has a direct conflict of interest with the relevant company.

Certain activities of Parent and its subsidiaries will be subject to the approval (whether in writing or by way of a Shareholders’ resolution) of Shareholders holding more than 50% of the voting rights in relation to the Equity provided that where a greater threshold of shareholder approval is required by law, such higher threshold will apply. The activities which will require such approval are listed in the Equity Term Sheet in Exhibit D and include such matters as winding up the Parent or any of its subsidiaries, entering into significant or related party transactions and determining the remuneration of the Directors. Pre-emption rights will apply on the issue of any new equity securities.

1.9.3

Control over sale

Tag-along and drag-along rights

The Shareholders’ Agreement will contain tag-along and drag-along rights. The tag-along rights will allow minority Shareholders, in the event of a transfer which would result in a Change of Control or an increase in Control (“Control” and “Change of Control” having the meaning set out in  Exhibit D, to sell their Shares, Linked Securities or Receipts as the case

23

may be to the proposed transferee. The drag-along rights will allow a Shareholder who already has Control and who wishes to transfer its Equity to a bona fide purchaser to require the other Shareholders to transfer their Equity (subject to the terms of the transfer to the purchaser being approved by the board of Parent with the support of an opinion from an independent investment bank selected by the board that the price is at a fair value).

Right of IPR to make a competing offer

In the event of an offer being received or a process commenced for the sale of the whole of the Equity or a material part of the Principal Drax Assets, IPR will have the right to receive notice to this effect. IPR will also be afforded similar rights to those of the other party in order to give IPR the opportunity to prepare an offer for such Equity or a material part of the Principal Drax Assets. The acceptance of any offer from IPR for a material part of the Principal Drax Assets will be subject to Shareholders’ approval (excluding any IPR Entity).

1.9.4

Listing of Restructuring Notes and linking of A-2 Debt, A-3 Debt and Equity

An application will be made before 31 December 2003 to list the Class A-1 Notes on an appropriate investment exchange.  Drax Holdings will use its reasonable endeavours to assist Jersey Newco in obtaining a listing of the Class A-1 Notes on such an exchange by no later than 30 June 2004.

In order to provide a period of stability following the Restructuring within which the Drax Companies may operate, the A-2 Debt, A-3 Debt and Equity (together, the “Linked Securities”) will remain “linked” for an initial period  (the "Linked Period").  During the Linked Period, no holder of Linked Securities may sell any single Linked Security without also selling proportionate amounts of its other Linked Securities at the same time to the same transferee. The Linked Period shall end upon the earlier of: (i) 31 December 2008, or (ii) the aggregate outstanding balance of the A-1 Debt and the A-2 Debt falling below £600 million, or (iii) a positive vote of not less than 75% of the aggregate holders by value of the A-2 Debt to terminate the Linked Period. The Linked Period will also terminate if the drag-along rights described in section  above are exercised.

The mechanism for linking the Linked Securities will depend on whether the A-2 Debt and the A-3 Debt is held in the form of Restructuring Notes or Restructuring Loans.

In relation to the A-2 Debt and the A-3 Debt that is issued in the form of Restructuring Notes (respectively the "A-2 Notes" and the "A-3 Notes"), the A-2 Notes, the A-3 Notes and the Equity may be deposited with a depositary which will issue a depositary receipt (the "Receipt") for administrative ease.

In relation to the A-2 Debt and the A-3 Debt that is issued in the form of Restructuring Loans (respectively the "A-2 Loans" and the "A-3 Loans"), the A-2 Loans, the A-3 Loans and the Equity will be subject to contractual restrictions (contained in the loan documentation and the articles of association of Parent) which will prevent, ab initio, the transfer of the Linked Securities except in accordance with the principle of linkage as specified above.

Drax Holdings will use its reasonable endeavours to assist Jersey Newco in procuring that the Receipt is listed on an appropriate investment exchange by 30 June 2004, but no assurances

24

can be given that the listing of the Receipt will be obtained. In the event that it is not possible to list the Receipt on an appropriate investment exchange, the A-2 Notes and the A-3 Notes will be constituted in registered form and Drax Holdings will use its reasonable endeavours to list separately the A-2 Notes and the A-3 Notes on an appropriate investment exchange (although no assurance can be given that such listing will be obtained); the A-2 Notes and the A-3 Notes will be subject to contractual restrictions (contained in the notes documentation and articles of association of Parent) which will prevent, ab initio, the transfer of the Linked Securities except in accordance with the principle of linkage as specified above.

Drax Holdings will use its reasonable endeavours to assist Jersey Newco in obtaining a listing of the Class B Notes on an appropriate investment exchange within 90 days of the scheme of arrangement in respect of TXU Europe Energy Trading Limited being published.

Certain United States Federal Income Tax Considerations

The U.S. federal income tax treatment of the exchange of the Senior Bonds for Restructured Debt and Equity in connection with the Restructuring, the acceptance of the Cash-out Options, and the ownership and disposition of the Restructured Debt and the Equity is complex and involves questions regarding the timing and character of income and losses as to which there may not be a certain answer. We have noted below certain U.S. tax considerations that may be relevant to Senior Bondholders that are U.S. persons and that hold the Senior Bonds, and will hold the Restructured Debt and Equity, as capital assets (“U.S. Bondholders”). Particular categories of U.S. Bondholders (including banks, insurance companies, tax-exempt organisations, employee stock ownership plans, brokers, dealers, subchapter S corporations, entities treated as partnerships for U.S. federal income tax purposes, persons whose functional currency is not the U.S. dollar, persons who hold existing notes as a hedge, “straddle”, “conversion” or other integrated transaction, persons who use the mark-to-market method of accounting and persons who for U.S. tax purposes will be considered as owning 10% or more, directly or by attribution, of InPower 2 or Parent) may have U.S. federal income tax considerations different from, or in addition to, those noted below.  This discussion is based on provisions of U.S. federal income tax law as in effect on the date hereof, which may be subject to change (possibly with retroactive effect).

U.S. Bondholders should be aware that, although the general parameters of the Restructuring are described above, the precise terms of the Restructuring will not be known until definitive transaction documents are available. Accordingly, it would be premature at this time to reach definitive legal conclusions regarding the tax consequences of the Restructuring. This discussion is intended merely to highlight on a preliminary basis certain of the more important U.S. federal income tax issues that each U.S. Bondholder should consider and discuss with its own tax advisers.  This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to participate in the Restructuring.

For U.S. federal income tax purposes, (i) the exchange of the Senior Bonds for Restructured Debt and Equity may be treated, in whole or in part, as a taxable exchange, in which case the U.S. Bondholders generally will recognise taxable gain or loss in respect of their Senior Bonds; (ii) to the extent the Restructuring is treated as a tax-deferred transaction, however, the U.S. Bondholders may be required to recognise all or a portion of any taxable gain on the exchange in respect of their Senior Bonds, but would not be permitted to recognise taxable loss on the exchange in respect of their Senior Bonds; (iii) one or more classes of Restructured Debt that the U.S. Bondholders receive may be issued with original issue

25

discount (“OID”), which may require the U.S. Bondholder to recognise income for U.S. federal income tax purposes in respect of such debt instruments in advance of, or without receipt of, cash; and (iv) certain classes of Restructured Debt that the U.S. Bondholders receive may be treated as equity for U.S. federal income tax purposes (including, possibly, as a result of “stapling” or otherwise linking classes of Restructured Debt as described herein), and also may be may be treated as shares in a “passive foreign investment company” (a “PFIC”), in which case the U.S. Bondholders may be subject to the adverse tax consequences of the PFIC regime.

The Senior Bondholders should consult their own tax advisers about the tax consequences to them of the Restructuring and acquisition, ownership and disposition of the Restructured Debt and the Equity under the laws of the United States, any state or locality thereof and any other jurisdiction where the holders may be subject to tax.

Certain UK Tax Considerations

A UK tax resident company holding Senior Bonds as an investment company may be subject to tax on chargeable gains on repayment of any debt it receives in the Restructuring as a result of the possible apportionment of base cost where value is attributed to the Equity. Other types of holders of Senior Bonds are urged to seek appropriate advice as to their tax position.

1.9.5

IPR Support Fee

Provided that at least £10,000,000 of IPR Funds have been used for the A Cash-out Option, IPR shall be entitled to receive a support fee (the "Support Fee").  The Support Fee shall rank at all times at the same level as payment of operating expenditure at the top of the Cash Flow Waterfall.  The Support Fee shall be that specified in the two options below and the Drax Companies shall notify IPR by the date on which the Restructuring is implemented (the "Restructuring Date") which option they have selected:

"Option A":  a fixed non-refundable support fee for the four years from the Restructuring Date of £5,000,000 (exclusive of VAT) in aggregate, to be paid in full within two months of the Restructuring Date; or

"Option B":  an annual support fee for each of the four years from the Restructuring Date of £1,500,000 per annum (exclusive of VAT) payable monthly in arrears (based on 1/12th of the fee for each calendar year).

IPR will be obliged in the Shareholders' Agreement in favour of the Shareholders (and in consultation with the board of directors of Parent) to carry out annual and quarterly equity holders investment reviews of the business (in relation to the annual review, at the time of the planning round agreed in the Shareholders' Agreement). IPR will be compensated for undertaking the reviews through the Support Fee set out above.

In the event of a Change of Control (as defined below), either IPR or the Shareholders (by way of ordinary resolution) may, by one month's written notice, terminate the Support Fee arrangement and IPR's investment review obligation and (if Option B above applies) IPR shall be paid, promptly upon such termination notice being issued, an amount in pounds sterling equal to the net present value of the fee which otherwise would have been payable to IPR for the remainder of the four year period discounted back to the date of the notice of the termination at the rate of 10% (ten per cent.) without any deduction for any taxes.

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For the purposes of this section 1.9.5:

"Change of Control" means following the Restructuring Date:

(a)

any change in the Control of a parent undertaking or a subsidiary undertaking of Drax Power; or

(b)

any sale of all or a material part of the Principal Drax Assets to a third party,

in either case, other than in relation to a solvent restructuring or re-organisation of Drax Power or any parent undertaking or subsidiary undertaking.

"Control" in this context means a person who, in relation to another person:

(a)

holds a majority of the voting rights in the other  person; or

(b)

is a member of the other person and has the right to appoint or remove a majority of its board of directors; or

(c)

has the right to exercise a dominant influence over the other person:

(i)

by virtue of provisions contained in the other person’s memorandum or articles or association; or

(ii)

by virtue of a control contract, or

(d)

is a member of the other person and controls alone or together with others, pursuant to an agreement with other shareholders or members, a majority of the voting rights in the undertaking.

The IPR Offer is subject to the terms of the restructuring arrangements providing that payment of (a) the Support Fee shall at all times rank at the same level as the payment of operating expenditure at the top of the Cash Flow Waterfall and (b) the  fee referred to in the penultimate paragraph of section 1.4.3 above shall at all times rank at the same level as the payment of all  fees payable in connection with the Restructuring.

1.10

THE TXU CLAIM

Drax Power has issued a claim (without prejudice to any other rights or remedies) for approximately £85 million (including approximately £12.5 million in respect of value added tax (“VAT”)) in unpaid amounts for power purchased by TXU Europe Energy Trading Limited (“TXU EET”) under its long-term power purchase agreement with Drax Power (the “TXU Contract”) and approximately £266 million in liquidated damages (exclusive of VAT) (together, the “TXU Claim”) for the default of TXU EET leading to the termination of the TXU Contract.  Drax Power has also demanded payment of the TXU Claim from TXU Europe Group plc (“TXU Group”), as guarantor under the TXU Contract. It is not possible to predict with accuracy the timing or the ultimate level of recovery of the TXU Claim.

Drax Power is a member of the creditors’ committee of TXU EET and TXU Group with consequent restrictions on its ability to disclose information given to it in its capacity as a member of these creditors’ committees. These restrictions (and the present level of uncertainty concerning recoveries from the TXU Claim) mean that Drax Holdings is not in a position to

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make adequate disclosure in respect of the recoverability of the TXU Claim so as to be able to list the B Debt and the B Eurobond.  Accordingly, no application for the listing of the B Debt and B Eurobond is likely to be made until the scheme documentation to compromise the claims of the creditors of TXU EET and TXU Group is published. Current indications provided by the TXU EET administrators suggest that a TXU EET scheme of arrangement will be promulgated in the first half of 2004 with a view to distributions being made later in the year but that this timing may be affected by a number of different issues, including the administrators of TXU EET and TXU Group reaching agreement with sufficient of the creditors to implement a scheme. Drax Power is presently in “without prejudice” discussions with the administrators of TXU EET concerning the quantum of its claims. Negotiations with the administrators are proceeding such that there is an expectation that an agreed position on the quantum of the TXU Claim can be reached shortly.  Apart from quantum of the TXU Claim, there are issues in respect of liability which need to be resolved. In particular, there are provisions in the guarantee which restrict the ability of TXU Group to make claims against TXU EET in competition with Drax Power. The administrators of TXU Group are contending, at present, that these provisions in the guarantee merely exclude TXU Group’s right to prove in competition with Drax Power in respect of its indemnity (and related) claims under the TXU Guarantee against TXU EET. Drax Power disagrees with this analysis and has taken leading counsel’s advice on the point. It is thought likely that this issue will ultimately have to be resolved by the Court.

An IPR Entity is also a member of the creditors’ committee of TXU EET and therefore subject to similar restrictions as are applicable to Drax Power.

To the extent that any interest in respect of the B Eurobond is payable, such interest will be reserved and placed in a dedicated reserve account. Any interest actually paid (as opposed to merely accruing) prior to listing, would be subject to withholding tax.

In the light of the limited information available to the directors of Drax Holdings so as to make a proper judgement about the recoverability of the TXU Claim, the directors are unable to make any accurate forecasts about the timing and the extent of the recoverability of the TXU Claim.  Secured Creditors should note that in the audited account of Drax Holdings for the year ended 31 December 2002, the directors have placed no value on the receivable due in respect of the TXU Claim.

The timing of receipt of the TXU Claim and the timing of the taxation of the receipt and the amount eventually received in respect of the TXU Claim remain uncertain. However, the effect of the intra-group reorganisation as described in section 2.3.1 below is that Drax Power should be treated as realising a taxable receipt in the current accounting period (assuming the business transfer takes place before 31 December 2003) of an amount equal to the value ascribed to the TXU Claim in that transfer. This receipt should be largely sheltered by group relief surrendered from Drax Holdings.

If the TXU Claim is received by the successor vehicle under the reorganisation, it is likely to be a taxable receipt. The terms of the reorganisation will be aimed at maximising cash flows, to some extent, from the TXU Claim.

1.11

FEES

Restructuring fees will be paid to the Secured Creditors on completion of the Restructuring; 0.25% will be paid on the principal amounts outstanding under the Bank Facility, the Senior Bonds and certain termination payments. An additional fee of 0.25% on the principal amount

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outstanding under the Bank Facility will be paid to the Bank Steering Committee. An additional fee of 0.25% on the principal amount outstanding under the Senior Bonds will be paid to the order of the Ad Hoc Bond Committee, which has directed that this fee be paid to the Senior Bondholders. Further details of these fees are set out in the term sheet relating to Restructuring contained in Exhibit B.

1.12

ESCROW

IPR has paid £5,000,000 into an escrow account ("Escrow Fund").  Pursuant to the escrow arrangements, Drax Holdings would be entitled to the Escrow Fund in the event that the Restructuring does not become effective on or prior to 31 December 2003 (subject to extension) as a direct result of IPR having frustrated the process. Otherwise, IPR is entitled to the Escrow Fund.

1.13

STATUS OF THE IPR OFFER

Conditions of the IPR Offer are set out in full therein and include, without limitation:

(a)

there having been, in IPR’s opinion (acting reasonably), no change in the expected level or accuracy of the forecasts (the “Forecasts”) with regard to capital and operating expenditure contained within the Form 6-K filed on 16 July 2003 which might reasonably be expected to have a material adverse effect on the cash available for debt service of the A-2 Debt (excluding changes arising from certain specified events) prior to the latest date on which the documents containing the schemes of arrangement (or any other equivalent procedure) are posted to the Secured Creditors;

(b)

the Forecasts not being, or becoming, misleading in any respect by reason of their having been prepared (i) other than in good faith; and/or (ii) on the basis of assumptions (other than in respect of coal or power prices) which were unreasonable at the time the Forecasts were made such that they might reasonably be expected to have a material adverse effect on the cash available for debt service of the A-2 Debt, prior to the latest date on which documents containing the schemes of arrangement (or any other equivalent price due) are posted to the Secured Creditors;

(c)

satisfactory legal and regulatory approvals and clearances that are necessary or desirable to effect the Restructuring and the terms of the IPR Offer having been obtained;

(d)

the approval of the board of directors of IPR of the terms and conditions contained herein (including each of the documents exhibited hereto or referred to herein);

(e)

the terms of the Restructuring not differing from the IPR Offer and 30 June 6-K in a manner which is materially adverse to the interests of IPR;

(f)

the definitive documentation required for the Restructuring (and the conditions precedent thereto) that have received final sanction by the courts, not having any commercial term or condition that depart from the commercial terms and conditions of this Form 6-K, the 30 June 6-K and the IPR Offer in a manner that is materially adverse to the interests of IPR;

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(g)

if and to the extent that Undertakings (as defined in section 2.1 below) have been executed by any of the Senior Creditors, after the posting of the Scheme Document IPR is entitled to exercise on an independent basis and by reference to IPR’s proposed participation in the Restructuring, any rights which are capable of being exercised by any of the Senior Creditors pursuant to such Undertakings, save that where pursuant to such rights both the Bank Steering Committee and the Ad Hoc Bond Committee have approved the publication of any document which is supplemental to the Scheme Document, IPR shall not be entitled to withhold its consent to such publication unless the terms of such supplemental document differ from the IPR Offer and the 30 June 6-K in a manner which is materially adverse to the interest of IPR; and

(h)

in addition, the IPR Offer will lapse on the occurrence, after the posting date of the Scheme Document, of circumstances under which the Undertakings referred to in sub-paragraph (g) above lapse.

1.14

UK TAX RISKS

The following key assumptions in respect of UK tax have been made in respect of the financing element of the Restructuring (and see also comments in respect to the timing of the receipt of the TXU Claim in section 1.10 above):

Interest payable on the Eurobonds and any further bonds issued by Drax Holdings to InPower 2 will be deductible for UK tax purposes and the interest amounts can be surrendered by way of group relief.

Payment by Drax Holdings on the Eurobonds and on any further bonds issued by Drax Holdings to InPower 2 will not be subject to UK withholding tax as a result of such Eurobonds and further bonds being Eurobonds listed on a recognised stock exchange (within the meaning of section 841 Income and Corporation Taxes Act 1988), or otherwise and payments by InPower 2 will not be subject to UK withholding tax.

There will be no UK tax levied on the recipient in respect of the preference shares in Drax Holdings to be issued in 2015 (or of the rights to these shares) otherwise than in respect of a disposal of those shares.

The above is not a full list of the UK tax assumptions on which the restructuring is premised.  If any of the above, or other tax assumptions proves to be incorrect, it could materially adversely affect the ability of Drax Holdings to make payment on the Eurobonds or any further bonds issued to InPower 2.

1.15

TRANSFER RESTRICTIONS IN RESPECT OF THE RESTRUCTURED DEBT AND EQUITY

None of the Restructured Securities (as defined in section 1.4.6 above) will be registered under the Securities Act and they will not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, except in accordance with an applicable exemption from the registration requirements of the Securities Act and in compliance with applicable securities laws of any state of the United States.  Each of InPower 2 and Jersey Newco will not be registered as an “investment company” under the U.S. Investment Company Act of 1940, as amended. In addition, the Restructured Loans and Restructured Notes may not be held at any time by a U.S. person who is not an accredited investor as defined in section (1), (2), (3) or (7) of Rule 501(a) under the Securities Act or an entity in which all of the equity owners come within

30

such paragraphs (an “IAI”).  Accordingly, the Restructured Securities will be offered and issued only (i) in the United States, to IAIs; and (ii) outside the United States, to non-U.S. persons in reliance upon Regulation S under the Securities Act.

Following the initial offering and issuance of the Restructured Securities, such securities may thereafter be offered, sold, pledged or otherwise transferred only (i) if to a U.S. person or within the United States, to (a) a qualified institutional buyer, as such term is defined in Rule 144A under the Securities Act, in accordance with Rule 144A under the Securities Act, or (b) in a transaction exempt from the registration requirements of the Securities Act (and, in the case of Restructured Debt, to an IAI); or (ii) outside the United States, to non-U.S. persons in reliance upon Regulation S under the Securities Act, and, in each case set forth in clause (i) or (ii) above, in accordance with applicable securities laws of any state of the United States or any other jurisdiction.  Such Restructured Loans, Restructured Notes and Equity initially acquired in reliance upon Regulation S under the Securities Act also will be subject to offering restrictions (as defined in Regulation S under the Securities Act) and may not be offered, sold, pledged or otherwise transferred prior to the expiration of a 40-day distribution compliance period to a U.S. person or for the account or benefit of a U.S. person.

1.16

SUMMARY OF STONE & WEBSTER REPORT

Stone & Webster Consultants have prepared a report entitled “Update of the Environmental and Permitting Due Diligence” dated September 2003, based on a site visit to the Drax power station on 2 July 2003. The report takes into account the findings of a soil and water contamination survey carried out by the URS Group  in July 2003.  A copy of the Stone & Webster Consultants’ report is contained in Exhibit E.  This report does not disclose any new material issues which have  not been considered in Stone & Webster Consultants’ report filed on Form 6-K on 14 July 2003.

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SECTION 2

SUMMARY OF THE MECHANICS FOR IMPLEMENTING THE RESTRUCTURING

2.1

OVERVIEW

The Restructuring will be implemented primarily through a formal legal process called a “scheme of arrangement”.  Schemes of arrangement are proposed in respect of:

(a)

Drax Holdings (the “Drax Holdings Schemes”); and

(b)

InPower (the “InPower Schemes” and together with the Drax Holdings Schemes the “Schemes”).

A brief description of the claims that will be compromised under the Schemes and of the procedure for implementing the Schemes is set out in section 2.2 below.

In addition, certain elements of the Restructuring will be implemented by contractual agreement between the parties concerned. A brief description of these elements is set out in section 2.3 below.

The Senior Banks and certain of the Senior Bondholders are being requested to enter into irrevocable undertakings to direct the relevant creditors in respect of the Drax Holdings Schemes to vote in favour of the Restructuring Proposal at the relevant court meetings and the Senior Banks are being requested to enter into irrevocable undertakings to vote in favour of the Restructuring Proposal at the relevant court meetings in respect of the InPower Schemes.

Pursuant to such irrevocable undertakings (each an “Undertaking”), the relevant  Senior Bank or (as the case may be) Senior Bondholder will undertake not to dispose of or create a new mortgage or charge (other than a charge automatically created pursuant to any pre-existing floating security interest over its interest) in the Bank Loan or Senior Bonds (as the case may be), or enter into any transaction having the same economic effect, unless a similar undertaking has been provided by the proposed acquirer of that interest to be bound by the terms of the Undertaking.

All the obligations of the parties under the Undertaking will lapse on the date which is the earliest of the following dates:

(a)

10 October 2003 (or such later date as may be agreed between Drax Holdings, the Bank Steering Committee (as such term is defined in the Undertaking) and the Ad Hoc Bond Committee (as such term is defined in the Undertaking)) if by such date the Standstill Agreement has not been entered into and become effective;

(b)

10 October 2003 (or such later date as may be agreed between Drax Holdings, the Bank Steering Committee and the Ad Hoc Bond Committee) if by such date the COOIA in a form acceptable to the Bank Steering Committee and the Ad Hoc Bond Committee has not been entered into by the parties and become effective or, if the Letter of Credit (as such term is defined in the Undertaking) in a form acceptable to the Bank Steering Committee and the Ad Hoc Bond Committee has not been issued. For the purposes of

32

this sub-paragraph (b)  the relevant Committee shall not be entitled to determine that the COOIA or the Letter of Credit (as the case may be) is not in a form acceptable to it if the matter, fact or circumstance which forms the basis for withholding such determination is accurately disclosed in this Form 6-K;

(c)

10 October 2003 (or such later date as may be agreed between Drax Holdings, InPower, the Bank Steering Committee and the Ad Hoc Bond Committee) if by such date undertakings to vote in favour of (i) the Drax Holdings Schemes have not been executed by at least 75% in value of those persons who are entitled to direct the relevant creditor(s) to vote in respect of the Drax Holdings Schemes; and (ii) the InPower Schemes have not been executed by at least 75% in value of those creditors who are entitled to vote in the InPower Schemes;

(d)

15 November 2003 (or such later date as may be agreed between Drax Holdings, InPower, the Bank Steering Committee and the Ad Hoc Bond Committee) if by such date the Scheme Document has not been posted to the relevant creditors of Drax Holdings and InPower;

(e)

the date on which a notice is served by the relevant creditor on Drax Holdings at any time after  the Bank Steering Committee or the  Ad Hoc Bond Committee (as the case may be) has determined that Drax Holdings is in breach of its obligations to, inter alios, seek the Bank Steering Committee and Ad Hoc Bond Committee approval to the Scheme Document in the circumstances set out in paragraph 6 of the Undertaking;

(f)

on 22 December 2003 if any of the court meetings in relation to the Drax Holdings Schemes or the InPower Schemes have been adjourned beyond such date;

(g)

31 December 2003 if by such date the Restructuring Proposal has not become effective;

(h)

the date on which the Standstill Agreement is terminated in accordance with its terms;

(i)

the date on which Drax Holdings terminates or agrees to amend, waive, vary, relax or modify the terms of the COOIA or the Letter of Credit in a manner that,  in the opinion of each of the Bank Steering Committee and the Ad Hoc Bond Committee (in each case acting reasonably), the effect is such that the commercial terms or conditions of the Restructuring Proposal depart from those described in this Form 6-K in a manner that is materially adverse to the interests of the relevant creditor;

(j)

the date on which the IPR Offer lapses in accordance with its terms;

(k)

the date on which a third party announces a proposed alternative restructuring offer in respect of all the debt due under the Facility Agreement and the Senior Bonds (the “Alternative Offer”) and such Alternative Offer would result in all the debt due under the Facility Agreement and the Senior Bonds being repaid in cash at par and such Alternative Offer has been approved by the Bank Steering Committee and the Ad Hoc Bond Committee and each such committee is of the reasonable opinion that the Alternative Offer is a genuine bona fide, credible offer capable of being completed on or prior to 31 December 2003;

(l)

the date (being a date before the Scheme Document is posted) on which a notice is served on Drax Holdings to the effect that, in the opinion of each of the Bank Steering

33

Committee and the Ad Hoc Bond Committee (in each case acting reasonably), there has been a change in the expected level or accuracy of forecasts (the “Forecasts”) with regard to capital and operating expenditure contained within the Form 6-K file dated 16 July 2003 which might reasonably be expected to have a material adverse effect on the cash available for debt service of A-2 Debt, other than a change relating to:

(i)

power or coal prices;

(ii)

the condition of any entity which is currently an affiliate of Drax Holdings (such as The AES Corporation) which, in the reasonable view of the Bank Steering Committee and the Ad Hoc Bond Committee, is not relevant to the financial condition of the Drax Group;

(iii)

any information which has been publicly disclosed by Drax Holdings or which has otherwise been disclosed to the Bank Steering Committee or the Ad Hoc Bond Committee on or prior to the date hereof;

(m)

the date (being a date before the Scheme Document is posted) on which a notice is served on Drax Holdings to the effect that, in the opinion of each of the Bank Steering Committee and the Ad Hoc Bond Committee, the Forecasts are, or have become, misleading in any respect by reason of their having been prepared (i) other than in good faith and/or (ii) on the basis of assumptions (other in respect of coal or power prices) which were unreasonable at the time the Forecasts were made such that they might reasonably be expected to have a material adverse effect on the cash available for debt service of A-2 Debt;

(n)

the date (being a date after the Scheme Document is posted) on which the directors of Drax Holdings withdraw any of the Drax Holdings Schemes or the directors of InPower withdraw any of the InPower Schemes; and

(o)

the date on which either the Office of Fair Trading or the Secretary of State refers IPR’s participation in the Proposed Financial Restructuring to the Competition Commission for investigation.

IPR will request that a meeting of its board of directors is convened to consider the  Restructuring.  The timing of the board meeting is set out in paragraph 2.5(c) of the IPR Offer. Assuming the IPR Board approves the Restructuring, it will formally commit up to £130 million to enable InPower 2 to fund the Cash-out Options on the terms set out in an agreement with respect to the Cash-out Options with, inter alios, Drax Holdings and InPower 2 (see section 1.5 above). The IPR commitment to make £100 million available in respect of the A Cash-out Option will be supported by a letter of credit issued by a bank satisfying the requirements set out in the IPR Offer. The letter of credit will be issued on the business day following the Relevant Creditor Support being obtained.

2.2

THE SCHEMES

2.2.1

The Drax Holdings Schemes

(a)

The principal aim of the Drax Holdings Schemes is to compromise:

(i)

the rights of the Senior Bondholders in respect of the Senior Bonds; and

34

(ii)

the rights of the Hedging Banks in respect of the Hedge Termination Payments arising from the termination of hedging arrangements described in section 2.3.2 below.

(b)

Under the Drax Holdings Schemes, InPower 2 (the parent of InPower) will acquire the Senior Bonds, the Eurobond Coupons and the Hedging Debt.  In return, the Senior Bondholders, the Eurobond Trustee and the Hedging Banks will be entitled to participating interests in the Restructured Debt (as described more fully in sections 1.3 and 1.4 above), save that Ineligible Holders (as defined in section 1.4.6) will receive cash instead of the Restructured Debt to which they would otherwise have been entitled (as described more fully in section 1.4.6).  InPower 2 will cancel the Senior Bonds and the Hedge Termination Payments and will agree to issue the Restructuring Loans in consideration for Drax Holdings issuing to it the Further Eurobonds.

(c)

In addition, the obligations of other companies in the Drax Group under guarantees provided in respect of the Senior Bonds and the Hedge Termination Payments will be released as a part of the Drax Holdings Scheme.

2.2.2

The InPower Schemes

The principal aim of the InPower Schemes is to compromise the rights of the Senior Banks in respect of the Bank Loan.  The Senior Banks will cancel the Bank Loan in consideration for InPower (to the extent necessary) consenting (as holder of the equity of redemption in respect of the Eurobond Coupons) to the Bank Security Trustee directing the Eurobond Trustee to assign to each Senior Bank the Eurobond Trustee’s rights to receive the Restructured Debt under the Holdings Schemes pro rata to each Senior Bank’s proportion of the Bank Loan.

2.2.3

The jurisdictions in which the Schemes will be implemented

Drax Holdings is a Cayman Islands company. Its debt obligations (being obligations under the Eurobond Coupons and the Senior Secured Bonds) are governed by English law and New York law.  Accordingly, Drax Holdings will implement the Drax Holdings Schemes through parallel court proceedings in the Cayman Islands and England.  In addition, Drax Holdings intends to apply for a permanent restraining order under section 304 (“304 Order“) of the US Bankruptcy Code to ensure that the Drax Holdings Schemes are  effective in the United States.  It is not proposed that the 304 Order will be a condition to the Drax Holdings Scheme.

InPower is a Jersey company. Its debt obligations (being obligations under the Bank Loan) are governed by English law.  InPower will therefore implement the InPower Schemes through parallel court proceedings in Jersey and England.  In addition, it is proposed that InPower will make an application for a 304 Order to ensure that  the InPower Scheme  are effective in the United States.  It is not proposed that the 304 Order will be a condition to the InPower Scheme.

2.2.4

Requirements and procedure for the Schemes

The legislative structure for schemes of arrangement in the Cayman Islands, Jersey and England are broadly similar.  A brief description of the requirements and procedure for implementing the Schemes is set out below.

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Voting and court sanction

The Schemes are a court-sanctioned method by which Drax Holdings and InPower can enter into a compromise or arrangement with their respective creditors (or any class of them).  Only those creditors who are affected by a scheme are required to vote as to whether it should succeed or not.  A scheme in England or the Cayman Islands will only succeed if a majority in number, representing at least three quarters in value of each class of creditors (each, a “Class”) affected by the scheme attending and voting at a meeting of that Class, vote in favour of the scheme and the court sanctions the scheme.  The position in Jersey is slightly different in that only a simple majority in number of each Class is required.

A scheme that meets such requirements will bind all members of each Class.

Scheme Document

Drax Holdings and InPower will each prepare a document (the “Scheme Document”) setting out the details of the proposed Schemes.  The Scheme Document will generally contain:

(a)

an explanatory statement which gives a detailed overview of the compromise or arrangement that the Schemes will give effect to;

(b)

the Schemes themselves, which sets out the proposals embodied in the Restructuring; and

(c)

notice of the meeting(s) in relation to the Schemes.

Court Process

Once its draft Scheme Document has been prepared, Drax Holdings and InPower will file the document (in near final form) with the relevant courts (in the case of Drax Holdings, the Cayman Islands and English courts and, in the case of InPower, the Jersey and the English courts) and will apply to each such court to convene meetings of its creditors to consider the Schemes.  The courts will usually then give permission for meetings to be convened, and may also give directions to Drax Holdings and InPower, in particular directions as to:

(a)

the persons to be notified of the meetings, the advertisement of the meetings and the period of notice to be given for the meetings;

(b)

the conduct of the meetings; and

(c)

the composition of the classes of creditors.

If the requisite number of creditors vote in favour of the Schemes at the meetings, Drax Holdings and InPower must then petition the courts to sanction the Schemes.  The court in England (similar matters would be considered by the courts in Jersey and Cayman Islands) will consider whether the statutory conditions have been satisfied, whether the classes of creditors summoned to the meeting were fairly represented by those who attended, whether the majority at the meetings acted bona fide and broadly whether the arrangement is one that a man of business acting in his own interest might reasonably approve.  The Schemes will be effective upon filing of all the court orders sanctioning the Schemes with the Registrar of Companies (or equivalent) in the relevant jurisdictions.

36

Conditionality of the Schemes

The Drax Holdings Schemes will be conditional, inter alia, on (i) written approval by the UK electricity regulator (the Gas and Electricity Markets Authority) pursuant to the generation licence for the Drax power station and (ii) Drax Holdings not becoming aware prior to the Schemes otherwise becoming unconditional that the Further Eurobonds (as defined in footnote 9 above) are not capable of being listed on the Luxembourg Stock Exchange.

Drax Holdings intends to proceed with an application to list the Further Eurobonds as soon as practicable and it is expected that such listing will be obtained before 31 December 2003.

Given that the Schemes will be conducted in various jurisdictions, each Scheme will become effective conditional on the other receiving the requisite court sanction in each of those jurisdictions. Without each Scheme becoming effective in its jurisdictions, the Restructuring will not become effective.

Undertakings to be bound by the Schemes

Each of the Parent, InPower 2 and Jersey Newco will be requested to give undertakings to be bound by the Schemes. Under the terms of these undertakings, the Parent will agree to issue the new Equity to the holders of the A-3 Debt, InPower 2 will agree to issue the Restructuring Loans and pay the cash payable in respect of the Cash-out Options and Jersey Newco will agree to issue the Restructuring Notes. Undertakings will also be sought from the Hedging Banks that they will not vote in, but will instead consent to be bound by, the Drax Holdings Schemes.

2.3

ELEMENTS OF THE RESTRUCTURING IMPLEMENTED OTHER THAN THROUGH THE SCHEMES

2.3.1

Intra-group transfer of the power station assets and business

On 4 September 2003, Drax Holdings became the sole shareholder in a newly incorporated company, Drax Opco. Drax Opco has provided a guarantee and security in respect of Drax Holdings’ secured indebtedness, with recourse initially limited to Drax Opco’s assets. Drax Opco currently has only nominal assets. It is proposed that the assets and business of Drax Power (including the TXU Claim, or rights in respect of the TXU Claim, but excluding certain specified assets and liabilities) will be transferred to Drax Opco. The asset transfer will take place at an agreed value, and will be conditional upon completion of the Restructuring. The purchase price will be left outstanding as an inter-company loan (bearing interest at a rate to be agreed). The interest should be deductible for tax purposes by Drax Opco, but will be taxable in the hands of Drax Power. Group relief should be available to shelter this tax.

2.3.2

Treatment of hedging arrangements

Although discussions continue, it is also anticipated that the existing cross-currency swaps to which Drax Holdings is a counterparty will be terminated by contractual agreement with the Currency Swap Hedging Banks. To the extent that the hedging position upon termination is such that Drax Holdings incurs obligations to pay termination sums to the Currency Swap Hedging Banks, these obligations will be compromised in the Schemes.

37

It is anticipated that all of the interest rate swaps to which Drax Power is a counterparty will be terminated by contractual agreement with the Interest Rate Hedging Banks. It is proposed that the resulting obligations of Drax Power to pay termination sums to the Interest Rate Hedging Banks will be novated to Drax Holdings (in consideration of an obligation from Drax Power to pay Drax Holdings the relevant sum) and subsequently compromised in the Schemes.

2.3.3

Role of InPower 2 in the Restructuring

As part of the Restructuring, it is proposed that InPower 2 will become the sole shareholder in InPower and acquire the existing Eurobond Coupons together with Further Eurobonds issued by Drax Holdings.  In return, InPower 2 will issue the Restructuring Loans.

2.3.4

Transfer of the Harich Swaps

InPower 2 will use payments on the Eurobond Coupons and the Further Eurobonds to service the Restructuring Loans.  To ensure that InPower 2 has funds sufficient to meet its payment obligations in respect of the Restructuring Loans, InPower will transfer its rights and obligations under the Harich Swaps to InPower 2 and InPower 2 will enter into an additional swap arrangement.

It is also proposed that Drax Power will transfer its rights and obligations under the Harich Swaps to Drax Opco.

2.3.5

Replacement of Drax Acquisition in the Drax group structure

Conditionally on the Restructuring becoming effective and in consideration for the release of Drax Acquisition as a guarantor of Drax Holdings’ secured indebtedness, Drax Acquisition will sell all its interest in Drax Holdings, including its right to receive the preference shares in Drax Holdings to be issued in 2015 to the company shown as Parent 2 in Diagram 2.

38

DIAGRAM 1

CURRENT STRUCTURE

Note:

* Guarantees in respect of the Senior Bonds and Eurobonds.  The guarantee given by Drax Opco is limited in recourse to Drax Opco’s assets.   All shareholdings are 100% unless otherwise shown.

39

DIAGRAM 2

PROPOSED STRUCTURE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

Date: 15 September 2003	AES DRAX HOLDINGS LIMITED By: /s/ Gordon Horsfield Name: Gordon Horsfield Title: Director

EXHIBIT A
Form of AES Drax Holdings Limited
Long-Term Standstill Agreement

LONG TERM STANDSTILL AGREEMENT

dated                        2003

between

AES DRAX HOLDINGS LIMITED
as the Issuer

and

AES DRAX POWER LIMITED
AES DRAX LIMITED
AES DRAX ELECTRIC LIMITED
AES DRAX ACQUISITION LIMITED
as Consenting Guarantors

Certain SENIOR BONDHOLDERS named herein

JPMORGAN CHASE BANK
as Eurobond Trustee

THE BANK OF NEW YORK
as Senior Bond Trustee

DEUTSCHE BANK AG LONDON
as Senior Agent

DEUTSCHE TRUSTEE COMPANY LIMITED
as Intercreditor Agent

NATIONAL WESTMINSTER BANK PLC
as LC Facility Agent

JPMORGAN CHASE BANK
as Security Trustee

This LONG TERM STANDSTILL AGREEMENT (this “Agreement”), dated

 2003 is made between:

(1)

AES Drax Holdings Limited (“Drax Holdings” or the “Issuer”);

(2)

AES Drax Power Limited (“Drax Power”);

(3)

AES Drax Limited (“Drax Limited”);

(4)

AES Drax Electric Limited (“Drax Electric”);

(5)

AES Drax Acquisition Limited (“Drax Acquisition” and, together with Drax Power, Drax Limited and Drax Electric, the “Consenting Guarantors”);

(6)

each of the beneficial holders of the Senior Bonds named on the signature pages of this Agreement (the “Initial Consenting Bondholders” and, together with any additional Senior Bondholder who accedes hereto pursuant to Clause 4.2, the “Consenting Bondholders”);

(7)

JPMorgan Chase Bank, as Eurobond Trustee (the “Eurobond Trustee”);

(8)

The Bank of New York, as Senior Bond Trustee for and on behalf of the beneficial holders of Senior Bonds (the “Senior Bond Trustee”);

(9)

Deutsche Bank AG London, as Senior Agent (the “Senior Agent”);

(10)

Deutsche Trustee Company Limited, as Intercreditor Agent (the “Intercreditor Agent”);

(11)

National Westminster Bank Plc, as LC Facility Agent under an Approved LC Facility (the “LC Facility Agent”); and

(12)

JPMorgan Chase Bank, as Security Trustee (the “Security Trustee”).

IT IS AGREED as follows:

1.

DEFINITIONS AND PRINCIPLES OF CONSTRUCTION; CONFLICT

1.1

Definitions

(a)

Unless otherwise defined herein or otherwise provided in sub–clauses (b), (c) and (d) below, terms defined in the AES Intercreditor and Security Trust Deed dated 2 August 2000 (the “Intercreditor Deed”) between, inter alios, the Issuer, the Consenting Guarantors, certain Senior Creditors named therein and their Agents named therein shall have the same meanings when used herein.

(b)

Unless otherwise defined herein, terms defined in Section 1.01 of the Senior Bond Indenture as in effect immediately upon the occurrence of the Standstill Date shall have the same meanings when used in the definitions of “Permanently Waived Senior Bond Default” and “Temporarily Waived Senior Bond Default” herein.

(c)

Unless otherwise defined herein, terms defined in the Bond Trust Deed as in effect immediately upon the occurrence of the Standstill Date shall have the same meanings when used in the definition of “Temporarily Waived Eurobond Default” herein.

(d)

Each of the terms: “Account Bank”, “Collateral Financing Account”, “Debt Service Reserve Account”, “Holding Account”, “Insurance Reserve Account”, “Payment Certificate” and “Proceeds Account” shall have the meaning given to such term in the Group Account Agreement as in effect immediately upon the occurrence of the Standstill Date. The term “Collateral Holding Account” shall have the meaning given to that term in the Collateral Holding Account Agreement.

1.2

Definitions

In addition, for the purposes of this Agreement:

“Acquisition Shares” has the meaning given to that term in Clause 13(c)(i).

“Ad Hoc Senior Bond Committee” means the committee constituted by a group whose members are Senior Bondholders (or any agents of any such Senior Bondholders) who, in each case, have entered into a confidentiality agreement with the Issuer, provided that any reference in this Agreement to the Ad Hoc Senior Bond Committee means each member of such group acting individually.

“Bank Steering Committee” means the steering committee of the Banks referred to in the letter dated 1 November 2002 from the members of said committee to InPower Limited, and agreed to by, inter alios, the Banks, as supplemented and amended from time to time.

“Cash-out Options Implementation Agreement” means the Cash-out Options Implementation Agreement to be entered into between Drax Holdings and, among others, International Power plc.

“Collateral Holding Account Agreement” means the Collateral Holding Account Agreement substantially in the form attached as Exhibit 8 to the First Standstill Agreement.

“Escrow Agreement” means the Escrow Agreement dated 9 September 2003 and between Drax Holdings, International Power plc and Clifford Chance LLP.

“Equalisation Fee” has the meaning given to that term in Clause 11(a).

“Eurobond Default” means any Default, as defined in the Conditions of the Eurobonds.

“Excess Margin” has the meaning given to that term in Clause 11(a).

“Facility Agent” means the Agent, as defined in the Facility Agreement.

“First Standstill Agreement” means the Standstill Agreement dated 12 December 2002 between the Issuer and, amongst others, the Consenting Guarantors, The AES Corporation, the Eurobond Trustee and the Senior Bond Trustee.

“Fourth Standstill Agreement” means the Fourth Standstill Agreement dated 22 August 2003 between the Issuer and, amongst others, the Consenting Guarantors, the Eurobond Trustee and the Senior Bond Trustee.

“Further Standstill Agreement” means the Further Standstill Agreement dated 9 June 2003 between the Issuer and, amongst others, the Consenting Guarantors, The AES Corporation, the Eurobond Trustee and the Senior Bond Trustee.

“Hedge Bank Agreement” means a Hedge Bank Agreement agreed between, amongst others, Drax Power and/or Drax Holdings and any one or more Hedging Banks, providing, inter alia, for the termination and/or restructuring and/or novation of all Market Interest Hedging Agreements between Drax Holdings and the Hedging Banks party thereto, in a form approved by the Bank Steering Committee and the Ad Hoc Senior Bond Committee.

“Hedging Bank” means each of Commerzbank Aktiengessellschaft, Bank of Montreal, Barclays Bank PLC, The Toronto–Dominion Bank, London Branch, Deutsche Bank AG London and Bayerische Landesbank Girozentrale acting through its London Branch.

“Indemnified Party” has the meaning given to that term in Clause 10.1.

“Indemnifying Party” has the meaning given to that term in Clause 10.1.

“Initial Termination Date” has the meaning given to that term in Clause 3.1(a).

“InPower Standstill Agreement” means the InPower Long Term Standstill Agreement between, inter alios, InPower Limited, BondPower Limited and Deutsche Bank AG London Branch, as Agent under the Facility Agreement.

“Insolvency Event” means with respect to the Issuer or any Consenting Guarantor, any action, proceedings, or other steps taken with a view to the winding–up, bankruptcy, liquidation, dissolution, administration, receivership, administrative receivership, re–organisation of a company, any moratorium, composition or arrangement in respect of a company, any assignment for the benefit of creditors of a company or any analogous proceeding affecting such company in any jurisdiction outside England or Wales, or that such company shall become unable, admit in writing its inability, or fail generally, to pay its debts as they become due.

“Majority Bondholders” means Senior Bondholders, voting as a single class, holding at least a majority of the Sterling Equivalent of the principal amount of the Senior Bonds outstanding.

“Original Standstill Date” has the meaning given to the term “Standstill Date” in the First Standstill Agreement.

“Permanently Waived Senior Bond Defaults” means any Default, Potential Event of Default or Event of Default arising in connection with:

(a)

the termination of the Primary Hedge Agreement, under Sections 6.01(c) (by reason of any breach of Section 4.18), 6.01(o) and 6.01(q) of the Indenture;

(b)

the negotiation of, entering into by the Issuer, AES Drax Financing Limited and each Consenting Guarantor of, and the performance of its obligations under, and compliance with the terms of, the Standstill Documents, under Sections 6.01(f), 6.01(g) and 6.01(j) of the Indenture (insofar as such action corresponds to the events described in said Sections 6.01(f) and 6.01(g));

(c)

the deposit, or failure to deposit, into the Liquidity Account, or failure to withdraw from, the Holding Account, the amount standing to the credit of the Holding Account on the Transfer Date relating to the Scheduled Calculation Date on 30 June 2002;

(d)

failures during the Standstill Period by the Issuer, AES Drax Financing Limited or a Consenting Guarantor to provide information to the Senior Bond Trustee as required under the first sentence of Section 4.03(d)(ii) of the Indenture, if such information has not otherwise been made public;

(e)

transfers of funds in breach of Section 4.07(c) of the Indenture, if made in accordance with the Group Account Agreement and as contemplated by any Standstill Document;

(f)

encumbrances or restrictions referred to in Section 4.09(a) of the Indenture, to the extent that any term or provision of any Standstill Document could be considered a breach of Section 4.09(a) of the Indenture;

(g)

a Lien created in early 2002 in breach of Section 4.11 of the Indenture, in respect of £300,000 of cash as collateral with contractual counterparties;

(h)

any failure by the Issuer, during the Standstill Period, to give any notice pursuant to Section 4.17 of the Indenture;

(i)

any material amendment or material modification entered into during, or any waiver for the period of, the Standstill Period or any termination of the Electricity Contracting Policy or the Hedging Policy, for which no Rating Affirmation is obtained, under Section 4.18 of the Indenture, or any material amendment, material modification, termination or waiver of any Market Hedging Agreement under Section 4.20 of the Indenture, provided that such amendment, modification, termination or waiver is consented to by the Bank Steering Committee, in consultation with the members of the Ad Hoc Senior Bond Committee;

(j)

any amendment, modification, termination or waiver of any material right during the Standstill Period under the RJB Coal Sale Agreement which under Section 4.18 of the Indenture may not be made if it could reasonably be expected to have a Material Adverse Effect, if such amendment, modification, termination or waiver is consented to by the Bank Steering Committee, in consultation with the members of the Ad Hoc Senior Bond Committee;

(k)

agreements entered into during or prior to the Standstill Period relating to sales of electricity or capacity which, under Section 4.21(a)(iii) of the Indenture, are not permitted by the Electricity Contracting Policy as in effect immediately prior to the date of this Agreement;

(l)

breaches of 4.21(a)(iv) of the Indenture to the extent that such breaches relate to agreements entered into during or prior to the Standstill Period relating to sales of renewable obligation certificates;

(m)

breaches of Section 4.24 of the Indenture, to the extent such breaches are required or permitted under any Standstill Document;

(n)

breaches of Section 4.27 of the Indenture, to the extent such breaches relate to fees provided for or contemplated by any Standstill Document;

(o)

to the extent not otherwise identified above, the entry into and the performance of any obligation and the implementation of any arrangement under any Standstill Document;

(p)

Section 6.01(f)(ii), 6.01(g)(i) or 6.01(g)(v) of the Indenture, by virtue of any Relevant Company, Drax Power Finance Limited, Drax Energy, Drax Energy II or Drax Power Finance Holdings Limited entering into good faith negotiations relating to a Restructuring;

(q)

the entering into and performance of the Hedge Bank Agreement, under Section 4.20 of the Indenture; or

(r)

the amendment of the Hedging Policy to provide that all hedging entered into in accordance with a Hedge Bank Agreement is in compliance with the Hedging Policy, under Section 4.18(iii) of the Indenture.

“Postponed Termination Date” has the meaning given to that term in Clause 3.2.

“Power Station” has the meaning given to that term in the Bond Trust Deed.

“Proceedings” has the meaning given to that term in Clause 25.1.

“Qualifying Bank” means a bank with a long-term credit rating of “A” from Standard and Poor’s Ratings Group, a division of the McGraw-Hill Companies, Inc. or “A2” from Moody’s Investors Service, Inc.

“Ratio Test Failure Event” has the meaning given to that term in the Indenture.

“Restructuring” means the restructuring of the Combined Senior Debt.

“Saleco Action” means, any of:

(a)

the Issuer incorporating a new wholly owned subsidiary, Drax Opco Limited, being a company incorporated in England and Wales (“Saleco”);

(b)

Saleco giving a guarantee to the Security Trustee (whether or not limited in any way) for the performance of all liabilities of the Obligors owed to the Combined Senior Creditors, including, without limitation, the Secured Liabilities (as such term is defined in the AES Second English Debenture) and granting security (whether or not limited in any way) in favour of the Security Trustee to secure, among other things, Saleco’s obligations under such guarantee;

(c)

the transfer of the assets and undertaking of Drax Power to Saleco subject to existing security under the Security Documents and in connection with the Restructuring, or any other action which is incidental to, in connection with, pursuant to, or in contemplation of, such transfer, including without limitation arrangements between Drax Power and Saleco relating  to the consideration for such transfer, in each case with the prior written consent of the Senior Creditor Committees.

“Scheme of Arrangement” means a scheme of arrangement to implement the Restructuring under Section 425 of the Companies Act 1985 of the UK or Section 86 of the Companies Law (2003 REVISION) of the Cayman Islands or any analogous proceeding in any jurisdiction to implement, recognise or give effect to such a scheme of arrangement, including any proceedings brought under section 304 of the US Bankruptcy Code.

“Security Shares” has the meaning given to it in the AES Second English Debenture.

“Senior Bond Default” means any Default, Potential Event of Default or Event of Default, each as defined in the Senior Bond Indenture.

“Senior Bondholders” means the beneficial holders of interests in the Senior Bonds.

“Senior Creditor Committees” means the Bank Steering Committee and the Ad Hoc Senior Bond Committee.

“September 6-K” means the filing made by Drax Holdings on or about 15 September 2003 giving details of the proposed terms of the Restructuring.

“Standstill Date” has the meaning given to it in Clause 2.

“Standstill Documents” means this Agreement, the First Standstill Agreement, the Further Standstill Agreement, the Third Standstill Agreement, the Fourth Standstill Agreement each of the agreements set forth in paragraph (a) of Schedule 1, each of the agreements set forth in paragraphs (a) in Schedule 1 to the First Standstill Agreement, the Further Standstill Agreement, the Third Standstill Agreement and the Fourth Standstill Agreement and any other document so designated by the Senior Creditor Committees and the Issuer.

“Standstill Period” means the period from and including the Standstill Date to, but excluding, the Standstill Termination Date.

“Standstill Termination Date” has the meaning given to it in Clause 3.1.

“Temporarily Waived Eurobond Default” means any Default:

(a)

in connection with the Primary Hedge Counterparty, Primary Hedge Counterparty Guarantor, The AES Corporation, Drax Power Finance, Drax Energy, AES Drax Energy II Limited, Drax Power Finance Holdings or Drax Acquisition Holdings under Conditions 11.2 (by reason of any breach of Condition 8.5.1), 11.4.1(b), 11.4.2(b), 11.4.3, 11.4.4, 11.4.5, 11.5 to 11.10, 11.11.1, 11.11.2(a), 11.11.4, 11.11.8, 11.11.9, 11.22 and 11.23;

(b)

in connection with any action, event or circumstance of, or relating to, Drax Financing or Drax Investments, under any Condition;

(c)

in connection with UK Coal plc (formerly RJB Mining (UK) Ltd.) or any of its Subsidiaries, under Conditions 11.4 to 11.10; or

(d)

in connection with any Obligor being balance sheet insolvent under the Insolvency Act 1986, under Conditions 11.4 to 11.9;

(e)

that may have arisen in connection with any request for amendment to, any disclosed rescheduling of payment and delivery under or any breaches of, the Coal Supply Agreement prior to the Standstill Period, under Conditions 8.4.2, 8.5.1, 8.5.2, 8.5.4, 10.6(b), 10.6(c) and 11.11, and under Conditions 11.2 and 11.3 by reason of any such Default;

(f)

under Conditions 11.1 (with respect to non–payment of Coupons on or about 31 December 2002, in an amount equal to the scheduled repayment of the principal amount of the Loan on or about 31 December 2002 and with respect to non–payment of Coupons on or about 30 June 2003, in an amount equal to the aggregate of (i) the scheduled repayment of the principal amount of the Loan on or about 30 June 2003 and (ii) interest payable on the Loan referable to the Excess Margin and due on 30 June 2003), 11.18 and that may have arisen under Condition 11.23 by reason of all circumstances in existence and events that have occurred up to and including the date of execution and delivery of this Agreement;

(g)

arising before the commencement of the Standstill Period, under Conditions 7.1 and 10.6(a), and under Condition 11.2 by reason of any such Default;

(h)

arising during the period from, and including, the Original Standstill Date to, but excluding, the Standstill Termination Date in respect of which the Issuer fails to notify the Eurobond Trustee in writing (provided other prompt notification is given to the Eurobond Trustee), under Condition 7.1 and 10.6(a), and under Condition 11.2 by reason of any such Default;

(i)

arising in relation to the production of the Optimisation Base Cost, Forecast, Operating Budget or Capex Budget during the Standstill Period, under Conditions 7.2(j), 10.20, in relation to the Capex Budget only, and 9.5.1(iv), in relation to the Operating Budget only, and 8.3.4, and under Condition 11.2 or 11.3 by reason of any such Default;

(j)

arising in connection with the non-delivery of audited accounts of TXU Group companies, or Drax Energy to the Eurobond Trustee, under Condition 6.1(a), and under Condition 11.2 by reason of any such Default;

(k)

arising in connection with the failure to produce the Annual Operating Plan in respect of the Financial Year commencing 1 January 2003, under Conditions 7.2(m) and 8.3.1(f), and under Condition 11.2 by reason of any such Default;

(l)

arising in connection with operating the Project Facilities with a view to producing sufficient revenue to meet the obligations of each Relevant Company, under Condition 8.3.1, and under Condition 11.2 by reason of any such Default;

(m)

arising in connection with any request for amendment to the Rail Carriage Contracts, the Sidings Agreement and the Docks Agreement, under Condition 8.5.2(a), and under Condition 11.2 by reason of any such Default;

(n)

arising in connection with the termination of any of the Market Hedging Agreements pursuant to Clause 8.8, under Condition 8.5.2(a)(C), 8.5.2(b), 8.6.1, and under Condition 11.2 by reason of any such Default, or under Condition 11.11.5;

(o)

arising in connection with any action taken pursuant to Clause 13, under Condition 9.8, and under Condition 11.2 by reason of any such Default, or under Condition 11.4.3, 11.7 or 11.19.1;

(p)

arising in connection with any Saleco Action;

(q)

arising in connection with:

(i)

the proposal by Drax Holdings or any Consenting Guarantor of a Scheme of Arrangement; or

(ii)

any step taken in connection with the Restructuring,

in each case, with the prior consent of the Senior Creditor Committees, such consent not to be withheld if the matter, fact or circumstance which forms the basis for withholding such consent was accurately disclosed in the September 6-K;

(r)

arising under Condition 11.18.2;

(s)

arising in connection with the execution and performance of a Hedge Bank Agreement or any other action pursuant to Clause 8.8;

(t)

arising in connection with the entry into, execution and performance of the Escrow Agreement and the Cash-out Options Implementation Agreement;

(u)

other than in respect of forced outages, under Condition 7.2(c)(i), and under Condition 11.2 by reason of any such Default;

(v)

arising in connection with any failure to deliver any accounts, under Conditions 6.1(a) or 6.2(a), and under Condition 11.2 by reason of any such Default;

(w)

arising in connection with agreements entered into during or prior to the Standstill Period relating to sales of renewable obligation certificates, under Condition 9.9, and under Condition 11.2 by reason of any such Default;

(x)

in connection with the failure to effect and maintain Business Interruption Insurance at any time prior to the next renewal date thereof in conformity with the Minimum Insurance Requirements (as set out in Exhibit A, Part I of the Fourth Schedule to the Eurobond Trust Deed (Property and Business Interruption Insurances)), under Condition 11.16.1; or

(y)

arising under Condition 11.18.

“Temporarily Waived Senior Bond Default” shall mean any Default or Event of Default arising:

(a)

in connection with the Primary Hedge Counterparty, the Primary Hedge Counterparty Guarantor, The AES Corporation, Drax Power Finance, Drax Energy, AES Drax Energy II Limited, Drax Power Finance Holdings or Drax Acquisition Holdings under Sections 6.01(f), 6.01(g), 6.01(h), 6.01(i), 6.01(j) or 6.01(p) of the Indenture;

(b)

in connection with any action, event or circumstance of, or relating to, Drax Financing or Drax Investments, under any Section of the Indenture;

(c)

in connection with any Relevant Company, under Section 6.01(f)(i)(A) of the Indenture to the extent any of them may be deemed balance sheet insolvent under the Insolvency Act 1986;

(d)

except as otherwise provided in clause (p) of the definition of “Permanently Waived Senior Bond Defaults”, in connection with any Relevant Company, under Section 6.01(f)(ii) of the Indenture to the extent any of them begins negotiations with one or more of its creditors or takes any steps with a view to readjustment, rescheduling or deferral of any of its Indebtedness or proposes to take any of these steps;

(e)

in connection with the Designated Agreement Counterparty to the RJB Coal Sale Agreement, under Section 6.01(f), 6.01(g), 6.01(h), 6.01(i), 6.01(j), 6.01(p) or 6.01(q) of the Indenture;

(f)

in connection with the failure to effect and maintain, pursuant to Section 4.32(a) of the Indenture, Business Interruption Insurance (as set out in Exhibit A, Part I of the Fourth Schedule to the Eurobond Trust Deed (Property and Business Interruption Insurances)) in conformity with the Minimum Insurance Requirements, under Section 6.01(c) or 6.01(n) of the Indenture;

(g)

in connection with:

(i)

the proposal by any Relevant Company of a Scheme of Arrangement; or

(ii)

any step taken in connection with the Restructuring,

in each case, with the prior consent of the Senior Creditor Committees, such consent not to be withheld if the matter, fact or circumstance which forms the basis for withholding such consent was accurately disclosed in the September 6-K;

(h)

in connection with the execution and performance of a Hedge Bank Agreement or any other action pursuant to Clause 8.8;

(i)

in connection with Drax Holdings’ agreement to relieve group losses to Drax Power in accordance with the terms of a letter dated 30 June 2003, under Section 6.01(c) of the Indenture (by reason of any breach of Section 4.29(b) of the Indenture);

(j)

in connection with any action taken pursuant to Clause 13, under Section 6.01(b) of the Indenture (by reason of any breach of Section 4.17 of the Indenture) or Section 6.01(e) of the Indenture;

(k)

in connection with any Saleco Action;

(l)

arising in connection with the entry into, execution and performance of the Escrow Agreement and the Cash-out Options Implementation Agreement;

(m)

under Section 6.01(c) of the Indenture (by reason of any breach of Section 4.04(a) of the Indenture);

(n)

under Section 6.01(d) of the Indenture;

(o)

in connection with any failure to deliver any accounts, under Section 6.02(c) of the Indenture (by reason of any breach of Section 4.03(a) of the Indenture); or

(p)

in connection with any Default or Event of Default that is a Temporarily Waived Senior Bond Default under any of paragraphs (a) to (m), under Section 6.02(c) of the Indenture (by reason of any breach of Section 4.04(c) of the Indenture).

“Termination Event” means:

(a)

the delivery, in accordance with the Intercreditor Deed, of a Declaration of Intent by the Senior Bond Trustee in respect of any Senior Bond Default or by the Senior Agent in respect of any Eurobond Default which is not a Temporarily Waived

Senior Bond Default or a Temporarily Waived Eurobond Default or which is not otherwise waived and in respect of which no Cessation Notice has been delivered;

(b)

the breach by any Consenting Bondholder, the Eurobond Trustee, the Senior Bond Trustee or the Senior Agent of any of its obligations under this Agreement;

(c)

the breach by any of the Issuer or any Consenting Guarantor of any of its obligations under this Agreement and any such breach, if capable of being remedied, is not remedied within 10 Business Days of the occurrence of such breach; or

(d)

the failure by Drax Holdings to post documents relating to the Schemes of Arrangement to its relevant creditors on or before 15 November 2003;

(e)

either a Hedging Bank, Drax Power or Drax Holdings does not comply with a material term of a Hedge Bank Agreement;

(f)

exclusivity under the offer letter dated 30 August 2003 between Drax Holdings and International Power plc ceases;

(g)

any time after 10 October 2003, with respect to creditors entitled to vote in the Schemes of Arrangement which will implement the Restructuring, less than 75% of them (by value) are subject to current undertakings to vote in favour of such Schemes of Arrangement;

(h)

any time after 10 October 2003, either of:

(i)

the Cash-out Options Implementation Agreement in a form approved by the Senior Creditor Committees has (A) not been executed by each person expressed to be a party thereto, (B) remains subject to any conditions precedent or (C) is not otherwise in full force and effect; or

(ii)

an unconditional letter of credit in a form approved by the Senior Creditor Committees and in an amount not less than £100,000,000 from a Qualifying Bank has not been delivered to Drax Holdings and/or InPower 2 Limited.

provided that, the events in paragraphs (d), (e), (f), (g) and (h) shall not be, or shall cease to be Termination Events if the Senior Creditor Committees provide written notice to each of the other parties to this Long Term Standstill Agreement stating that such event shall not be a Termination Event.

“Termination Notice” means a notice substantially in the form set out in Schedule 3 hereto.

“Third Standstill Agreement” means the Third Standstill Agreement dated 8 July 2003 between the Issuer and, amongst others, the Consenting Guarantors, The AES Corporation, the Eurobond Trustee and the Senior Bond Trustee.

1.3

Conflicts

In the case of any conflict or inconsistency between the terms of this Agreement and the terms of any other Finance Document (as such conflict or inconsistency relates to the subject matter of this Agreement), the terms of this Agreement shall prevail.

1.4

Interpretation

Any reference in this Agreement to:

(a)

a “Business Day” shall be construed as a reference to a day on which banks are generally open for business in London, and, for the purposes of the monthly payments referred to in Clause 11(a) and giving notices under Clause 22, New York City.

(b)

a “month” is a reference to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next succeeding calendar month or, if that day is not a Business Day, the next succeeding Business Day in the same calendar month (or, if none, the immediately preceding Business Day), provided that if a period starts on the last Business Day in a calendar month or if there is no numerically corresponding day in the later calendar month, that period shall end on the last Business Day in that later calendar month;

(c)

a “person” shall be construed as a reference to any person, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having separate legal personality) of two or more of the foregoing;

(d)

statutory provisions shall be construed as references to those provisions as replaced, amended or re–enacted from time to time;

(e)

Clauses are to be construed as references to the Clauses of this Agreement and references to this Agreement shall include its Schedules; and

(f)

this Agreement (or any Clause) or any other document shall be construed as references to this Agreement (that Clause) or that document as in force for the time being and as from time to time amended, supplemented, novated or restated otherwise than contrary to the terms thereof.

1.5

Headings

Headings shall be ignored in construing this Agreement.

2.

STANDSTILL DATE

This Agreement shall not take effect unless and until the date (the “Standstill Date”) on which:

(a)

Majority Bondholders and each other party intended to be a party hereto have executed and delivered this Agreement; and

(b)

each of the Senior Creditor Committees has notified each party to this Agreement (which notification shall be given promptly upon such receipt or waiver) that it has either received or waived (in its absolute discretion) the requirement to receive each of the documents set forth in Schedule l hereto in form and substance satisfactory to it.

3.

STANDSTILL TERMINATION

3.1

Termination

The Standstill Period shall terminate on the date (the “Standstill Termination Date”) which is the earlier of:

(a)

31 December 2003 (the “Initial Termination Date”), unless Clause 3.2 applies, in which case the Postponed Termination Date;

(b)

the date on which:

(i)

in the case of any Termination Event listed in paragraphs (a) to (g) of the definition thereof either, the Senior Bond Trustee (acting on the instruction of Consenting Bondholders, on condition that such Consenting Bondholders constitute the Majority Bondholders); or the Eurobond Trustee (acting upon the instruction of the Bank Security Trustee set out in a letter substantially in the form set out in Schedule 2 to the InPower Standstill Agreement); or

(ii)

in the case of any Termination Event listed in paragraph (h) thereof, either Senior Creditor Committee,

has delivered a Termination Notice to each of the other parties to this Agreement, provided that:

(i)

the Standstill Termination Date will not occur unless and until a Termination Event has occurred and is continuing;

(ii)

any Termination Notice shall not be effective if given with respect to a Termination Event under paragraph (b) of the definition thereof if such Termination Notice:

(A)

is given by the Senior Bond Trustee acting on the instruction of the Consenting Bondholders where one or more of such Consenting Bondholders is or are in breach of its or their obligations under this Agreement, unless the Consenting Bondholders who have given the instruction to the Senior Bond Trustee and are not in breach of their obligations under this Agreement constitute the Majority Bondholders;

(B)

is given by the Senior Bond Trustee where the Senior Bond Trustee is in breach of its obligations under this Agreement; or

(C)

is given by the Eurobond Trustee where the Eurobond Trustee or the Senior Agent is in breach of its obligations under this Agreement; and

(c)

the date on which each Scheme of Arrangement which implements the Restructuring becomes effective in accordance with its terms;

(d)

the first date on which a creditors meeting is concluded (not adjourned) in respect of a Scheme of Arrangement and the vote of the creditors at such meeting does not satisfy the relevant statutory requirements for number and/or value in order for the relevant Scheme of Arrangement to be binding (subject to the sanction of the relevant court to which the application for the Scheme of Arrangement was made);

(e)

the first date on which a court to which an application for a Scheme of Arrangement has been made either does not (other than by reason of an adjournment of such meeting) or refuses to sanction the relevant Scheme of Arrangement.

3.2

Extension of Standstill Period

The Standstill Period may be extended beyond the Initial Termination Date if:

(a)

the Eurobond Trustee (acting upon an instruction of the Bank Security Trustee set out in a letter substantially in the form set out in Schedule 2 to the InPower Standstill Agreement) provides notice to the Senior Bond Trustee, the Senior Agent, the Intercreditor Agent and the Issuer;

(b)

the Senior Bond Trustee (acting on the instruction of the Majority Bondholders) provides notice to the Eurobond Trustee, the Senior Agent, the Intercreditor Agent and the Issuer; and

(c)

the Issuer (for itself and on behalf of each Consenting Guarantor) provides notice to the Eurobond Trustee, the Senior Bond Trustee, the Senior Agent and the Intercreditor Agent,

in each case on or before the date which, but for such notices, would be the date of termination of the Standstill Period in accordance with Clause 3.1(a), in writing and consenting to such an extension on the same terms and conditions as set out in this Agreement; provided that the Standstill Period may only be extended, on each occasion on which such notices are given, for a period of 30 days beyond the date which, but for such notices, would have been the termination date of the Standstill Period in accordance with Clause 3.1(a).  The last date of the Standstill Period, as extended beyond the Initial Termination Date pursuant to this Clause 3.2, is referred to herein as the “Postponed Termination Date”.

3.3

Release of Parties

On the Standstill Termination Date:

(a)

the Consenting Bondholders shall, from that time, be released from their obligations under Clauses 4.1, 4.2, 4.5 and 6.1(a);

(b)

the Senior Bond Trustee shall, from that time, be released from its obligations under Clauses 5 and 6.1(a);

(c)

the Eurobond Trustee shall, from that time, be released from its obligations under Clauses 7.1 and 6.1(b); and

(d)

the Issuer and each Consenting Guarantor shall, from that time, be released from all of their respective obligations under Clause 8;

in each case without prejudice to any rights and liabilities of each party hereto prior to the Standstill Termination Date.

3.4

Deemed Declaration of Intent

If, following the expiration of the Standstill Period, any class of Senior Creditors delivers a Declaration of Intent to the Intercreditor Agent and each Senior Representative, then that Declaration of Intent shall be deemed to have been delivered on the later of the Original Standstill Date and the first day upon which it could have been given following the applicable Senior Bond Default or Eurobond Default (which day shall be specified in the Declaration of Intent delivered to the Intercreditor Agent and each Senior Representative) and the Remedies Initiation Notice shall be deemed to have been delivered two Business Days after the deemed date of delivery of such Declaration of Intent, provided that the provisions of this Clause 3.4 shall not apply to any Permanently Waived Senior Bond Defaults or any Eurobond Defaults permanently waived by operation of the Bond Trust Deed (as amended pursuant hereto and the other Standstill Documents).  Each of the Senior Agent, the Senior Bond Trustee and the LC Facility Agent, as Senior Representative, hereby waives its right to receive such Declaration of Intent and Remedies Initiation Notice from the Intercreditor Agent.

4.

CONSENTING BONDHOLDERS’ COVENANTS

4.1

Not to Take Action

Subject to Clause 13, each Consenting Bondholder hereby agrees, in connection with any Temporarily Waived Senior Bond Default, during the Standstill Period:

(a)

not to seek to enforce its rights under the Senior Bond Indenture (whether, directly or indirectly, by instructing the Senior Bond Trustee or otherwise) to Accelerate and not to make any Statutory Demand for any of the Senior Bonds which it holds;

(b)

not to take or cause (or seek to cause, directly or indirectly) the Senior Bond Trustee to deliver any notice to the Intercreditor Agent or the Security Trustee instructing the Intercreditor Agent to instruct the Security Trustee or instructing the Security Trustee to take, any Other Enforcement Action;

(c)

if any other Senior Bondholders have given any instruction to the Senior Bond Trustee (whether, directly or indirectly, by instructing the Senior Bond Trustee or otherwise) to take or cause the Intercreditor Agent to instruct the Security Trustee to take or otherwise cause the Security Trustee to take, any Security Enforcement Action or Other Enforcement Action, to give contrary directions to the Senior Bond Trustee directing the Senior Bond Trustee not to act in accordance with such instructions;

(d)

not to take or cause (or seek to cause, directly or indirectly) the Senior Bond Trustee to take, and to procure that the Senior Bond Trustee does not take, any action under Section 7.02(j) of the Senior Bond Indenture;

(e)

not to cause (or seek to cause, directly or indirectly) the Senior Bond Trustee to deliver any notice referred to in Clauses 8.3(b), (c), (d) and (f)(ii) of the Group Account Agreement that could otherwise be given to the Security Trustee;

(f)

not to provide the Account Bank with a Payment Certificate; and

(g)

not to cause (or seek to cause, directly or indirectly) the Senior Bond Trustee to deliver, and to procure that the Senior Bond Trustee does not deliver, a Declaration of Intent to the Intercreditor Agent.

4.2

Restrictions on Transfer of Senior Bonds

Each Consenting Bondholder hereby agrees, with effect from the date on which such Consenting Bondholder executes any counterpart of this Agreement (or, if not an Initial Consenting Bondholder, with effect from the date on which it accedes hereto) until the Standstill Termination Date, that if a sale, transfer or other disposal of an interest in Senior Bonds by such Consenting Bondholder would result in the interest in the principal amount of Senior Bonds held by such Consenting Bondholder being less than the principal amount of Senior Bonds held at the time of its execution of or accession to this Agreement, it will, on or before the date of such sale, transfer or other disposal, procure that any purchaser or transferee of an interest in Senior Bonds owned by such Consenting Bondholder agrees to be bound by the terms of this Agreement by executing an accession deed substantially in the form attached hereto as Schedule 2.  If any Consenting Bondholder has sold, transferred or otherwise disposed of all of its interests in the Senior Bonds to one or more purchasers or transferees, each of which has executed an accession deed, such Consenting Bondholder shall be released from its obligations under Clause 4.1.

4.3

Notice to Senior Bond Trustee

Each Consenting Bondholder hereby agrees to provide notice to the Senior Bond Trustee confirming that such Consenting Bondholder has executed and delivered this Agreement, such notice to include the principal amount of Senior Bonds held by such Consenting Bondholder, and to provide any other information or instructions required by the Senior Bond Trustee in order to give effect to this Agreement (including to procure that its nominee or the participant through which it holds such Senior Bonds in any clearing system provides the necessary information and consent to the Senior Bond Trustee to give effect to this Agreement as soon as practicable following the execution hereof).

4.4

Deed Poll

The undertaking given by each Consenting Bondholder in Clauses 4.2 and 4.3 is given by way of Deed Poll for the benefit of all other parties expressed to be a party to this Agreement (and notwithstanding that they may not have executed this Agreement) and shall accordingly become effective immediately upon execution and delivery by such Consenting Bondholder of a counterpart of this Agreement.

4.5

Rescission of Acceleration

Each Consenting Bondholder hereby agrees, during the Standstill Period, in connection with any Default or Event of Default under Section 6.01(a) of the Indenture arising in connection with any breach of Section 4.17 of the Indenture because of any Ratio Test Failure Event:

(a)

to abide by the provisions of Clause 4.1 with respect to such breach; and

(b)

if the Senior Bond Trustee or any other Senior Bondholders accelerate the Senior Bonds in accordance with Section 6.02(a) of the Indenture to give notice as soon as practicable to the Senior Bond Trustee to rescind such acceleration and its consequences under the Indenture in accordance with Section 6.02(b) of the Indenture.

5.

SENIOR BOND TRUSTEE

Subject to Clause 13, the Consenting Bondholders hereby instruct the Senior Bond Trustee to agree, and the Senior Bond Trustee hereby agrees, not to exercise any of its discretion under the Senior Bond Indenture, in connection with any Temporarily Waived Senior Bond Default and any Default or Event of Default under Section 6.01(a) of the Indenture arising in connection with any breach of Section 4.17 of the Indenture because of any Ratio Test Failure Event:

(a)

to Accelerate or to make any Statutory Demand for any of the Senior Bonds;

(b)

to deliver notice to the Intercreditor Agent or the Security Trustee instructing the Intercreditor Agent to instruct the Security Trustee or instructing the Security Trustee to take, any Other Enforcement Action;

(c)

to take any action under Section 7.02(j) of the Senior Bond Indenture;

(d)

to deliver any notice, referred to in Clauses 8.3(b), (c), (d) and (f)(ii) of the Group Account Agreement that could otherwise be given to the Security Trustee;

(e)

to provide to the Account Bank a Payment Certificate; and/or

(f)

to deliver a Declaration of Intent to the Intercreditor Agent.

6.

WAIVERS, AMENDMENTS AND CONSENTS

6.1

Waivers for Cash Release

(a)

The Consenting Bondholders hereby waive and authorise the Senior Bond Trustee to waive, and the Senior Bond Trustee hereby waives, all Senior Bond Defaults; and

(b)

the Eurobond Trustee hereby waives all Eurobond Defaults,

solely for the purposes of Clause 8.3(a) of the Group Account Agreement and paragraph (c) of Schedule 14 to the Group Account Agreement to the extent and for so long as required:

(i)

to make withdrawals approved by the Senior Creditor Committees from the Debt Service Reserve Account for transfer to the Proceeds Account pursuant to Clause 12.2(a);

(ii)

to withdraw amounts from the Collateral Financing Account pursuant to Schedule 15 of the Group Account Agreement; and

(iii)

to transfer funds between Accounts for any other purpose contemplated by this Agreement, the First Standstill Agreement, the Further Standstill Agreement, the Third Standstill Agreement or the Fourth Standstill Agreement.

6.2

Permanent Waiver

The Consenting Bondholders hereby confirm the waiver of the Permanently Waived Senior Bond Defaults.

6.3

Execution of this Agreement

The Eurobond Trustee, the Senior Bond Trustee, the Senior Agent (in its capacity as the Senior Representative of the Eurobond Finance Parties and of the Swap Creditor) and the LC Facility Agent hereby request that the Intercreditor Agent direct the Security Trustee and the Intercreditor Agent hereby directs the Security Trustee to execute and perform this Agreement.  The Eurobond Trustee hereby directs the Senior Agent (in its capacity as the Senior Representative of the Eurobond Finance Parties and the Swap Creditor) to execute and perform this Long Term Standstill Agreement.

6.4

Amendment to the Senior Bond Indenture

The Consenting Bondholders hereby consent to and authorise the Senior Bond Trustee to execute and perform, and the Senior Bond Trustee agrees that it shall execute and perform, the Sixth Supplemental Indenture in the form attached hereto as Exhibit 7.

7.

EUROBOND TRUSTEE’S COVENANTS

7.1

Not to Take Action

Subject to Clause 13, the Eurobond Trustee hereby agrees, in connection with any Temporarily Waived Eurobond Default, during the Standstill Period:

(a)

not to take any of the actions set forth in Condition 11(a), (b), (c), (d) or (e) of the Eurobonds and not to Accelerate or to make any Statutory Demand for any of the Eurobonds;

(b)

not to take any action under Condition 5.3.3(c) of the Eurobonds;

(c)

not to take, seek to take or instruct the Intercreditor Agent to instruct the Security Trustee or to instruct the Security Trustee to take, any Other Enforcement Action;

(d)

not to provide to the Account Bank a Payment Certificate; and

(e)

not to deliver a Declaration of Intent to the Intercreditor Agent.

7.2

No Security Enforcement Action

Subject to Clause 13, the Eurobond Trustee hereby agrees that it will not:

(a)

take any of the actions set forth in Conditions 11(a), (b), (c), (d) or (e) of the Eurobonds or to Accelerate or to make any Statutory Demand for any of the Eurobonds;

(b)

take any action under Condition 5.3.3 of the Eurobonds;

(c)

take, seek to take or deliver any notice to the Intercreditor Agent or the Security Trustee instructing the Intercreditor Agent to instruct the Security Trustee or instructing the Security Trustee to take, any Other Enforcement Action;

(d)

provide the Account Bank with a Payment Certificate; or

(e)

deliver a Declaration of Intent to the Intercreditor Agent;

in each case, by reason of any failure by the Issuer, AES Drax Financing Limited or any Consenting Guarantor to make any prepayment of the Coupons pursuant to Condition 5.3.1 of the Eurobonds, notwithstanding that any amount of the Loan (as defined in the Facility Agreement) has become due pursuant to clause 7.9(c) of the Facility Agreement; provided that any amounts paid by the Primary Hedge Counterparty, the Primary Hedge Counterparty Guarantor (or any Affiliate thereof) that would otherwise be applied in accordance with Clause 7.9(c) of the Facility Agreement have been deposited into the Collateral Holding Account in accordance with Clause 12.1(c).

8.

ISSUER’S AND CONSENTING GUARANTORS’ COVENANTS

8.1

Notice of Insolvency Proceedings

The Issuer and each Consenting Guarantor hereby agrees to provide notice to each of the Senior Creditor Committees at the earliest practicable time prior to and, if reasonably practicable, not less than 30 days prior to, any proposal in relation to any proposed Insolvency Event (other than as a step taken with a view to achieving the Restructuring by means of a Scheme of Arrangement) of the Issuer or any Consenting Guarantor and consult in good faith with the Senior Creditor Committees in relation to such proposal.

8.2

Restructuring

The Issuer and each Consenting Guarantor hereby agrees to enter into good faith negotiations with the Senior Creditor Committees relating to a Restructuring plan and the implementation thereof.

8.3

Financial Model

The Issuer and each Consenting Guarantor hereby agrees to provide to the Senior Creditor Committees and their advisers, access to the draft of any financial model prepared in relation to the Restructuring.

8.4

Access to Information

The Issuer and each Consenting Guarantor hereby agrees to procure that all written material relating to the Restructuring that is provided by it to either of the Senior Creditor Committees or their respective advisers will be provided to the other Senior Creditor Committee and their respective advisers, provided that this obligation shall not relate to any written information prepared by either of the Senior Creditor Committees or their respective advisers based on written materials which have been provided to each Senior Creditor Committee as required hereby.

8.5

Fees

Other than as set out in the Finance Documents as in effect on the date hereof, the Issuer and each Consenting Guarantor hereby agrees not to pay, prior to the Standstill Termination Date, any fees to any Senior Bondholder, Eurobondholder, Swap Creditor, Couponholder or Hedging Bank, including in relation to the providing of any consent, waiver or amendment that may be required under any Finance Document, other than the fees set forth in:

(a)

the fee letters between the Issuer and each of the members of the Ad Hoc Senior Bond Committee, dated on or about the date of the First Standstill Agreement; and

(b)

the fee letter between Target and InPower Limited, dated on or about the date of the First Standstill Agreement (as supplemented and amended from time to time).

8.6

Cash Flow Reports

The Issuer and each Consenting Guarantor together hereby agree to provide to the Senior Creditor Committees monthly cash flow reports and accounts, such reports and accounts to be prepared in consultation with PricewaterhouseCoopers.

8.7

Terms of Engagement

The Issuer and each Consenting Guarantor hereby agrees, to the extent that the scope of the services required of PricewaterhouseCoopers is not covered by the terms of its engagement letter as at the date of this Agreement, to approve changes to the terms of engagement to extend the scope of the services required of PricewaterhouseCoopers (including the payment by the Issuer or any Consenting Guarantor of reasonable fees therefor) as reasonably required by the Senior Creditors Committees in relation to the Restructuring.

8.8

Termination of Market Hedging Agreements

Pursuant to Clause 5.3 of the Intercreditor Deed, each Senior Representative party hereto and, in respect of Market Currency Hedging Agreements only, the Consenting Bondholders, hereby instruct the Intercreditor Agent to agree in writing, and the Intercreditor Agent hereby agrees in writing, to the termination and/or amendment (to the extent giving effect to such amendment requires termination in whole or in part) of any Market Hedging Agreement in accordance with a Hedge Bank Agreement or otherwise in accordance with any agreement between Drax Holdings (in the case of a Market Currency Hedging Agreement), Drax Power (in the case of a Market Interest Hedging Agreement) and the relevant Hedging Bank, provided that such other agreement was entered into with the prior written approval of the Senior Creditor Committees.

9.

REPRESENTATIONS AND WARRANTIES

The Issuer and each Consenting Guarantor represents and warrants to each of the other parties hereto that, as of the Standstill Date:

(a)

it is a limited liability company, duly incorporated and validly existing under the laws of its jurisdiction of incorporation;

(b)

it has the power to enter into and perform, and has taken all necessary action to authorise the entry into, performance and delivery of, this Agreement and the transactions contemplated hereby;

(c)

this Agreement constitutes its legal, binding, valid and enforceable obligations (it being understood that in this context “enforceable” means that such an obligation is of a type which, and is contained in a document which is in a form which, is customarily enforced by the courts in the applicable jurisdiction); and

(d)

other than the Temporarily Waived Senior Bond Defaults, the Temporarily Waived Eurobond Defaults, the Permanently Waived Senior Bond Defaults, the defaults described in Clause 4.5 and those defaults contained in the Sixth Supplemental Bond Trust Deed (as executed in the form attached as Exhibit 5 to the First Standstill Agreement), to the actual knowledge of the directors, no Senior Bond Default or Eurobond Default has occurred and is continuing.

10.

INDEMNITY

10.1

Indemnity

Subject to the conditions set forth in Clauses 10.2, 10.3 and 10.4, the Issuer and each Consenting Guarantor (each an “Indemnifying Party”) shall indemnify each member of the Ad Hoc Senior Bond Committee and such member’s directors, officers, and agents (each an “Indemnified Party”) for any loss, claim, liability or judgement arising in connection with or as a consequence of the Indemnified Parties:

(a)

granting or not granting any consent, approval, instruction or waiver under:

(i)

the definition of “Standstill Document” in connection with designating any other document to be a “Standstill Document”,

(ii)

paragraph (c) of the definition of “Termination Event”,

(iii)

Clause 2;

(iv)

Clause (iii) or (iv) of Schedule 15 to the Group Account Agreement,

(v)

Clause 6.1(b)(i) or Clauses 12.2(a) or 12.2(d), or

(b)

having a right to be consulted and/or being consulted or negotiating under:

(i)

paragraphs (i) and (j) of the definition of “Permanently Waived Senior Bond Defaults”, and/or

(ii)

Clauses 8.1 or 8.2;

provided that no Indemnifying Party shall be liable to any Indemnified Party for any such loss, claim, liability or judgement if caused by the gross negligence or wilful misconduct of any Indemnified Party.

10.2

No Consenting Bondholder Action

Each Consenting Bondholder agrees that it shall not (and that it shall procure that its directors, officers and agents will not) make any claim whatsoever against any Indemnified Party and shall not (and that it shall procure that its directors, officers and agents will not) take, commence or acquiesce to any action or proceedings against an Indemnified Party in respect of any action, decision, consent, approval or waiver taken or granted by such Indemnified Party as a member (or a director, officer or agent of such member) of the Ad Hoc Senior Bond Committee.

10.3

No Settlement absent Consent

No Indemnified Party shall, without the consent of the Indemnifying Parties (such consent not to be unreasonably withheld), effect any settlement or compromise of, or consent to the entry of judgement with respect to, any pending or threatened action in respect of which the Indemnified Party is or could have been a party and an indemnity may be or could have been sought under this Clause 10, unless:

(a)

the Indemnifying Party either:

(i)

has not assumed the defence of the action; or

(ii)

having assumed the defence of the action, has failed to make reasonable efforts to pursue the defence; and

(b)

such settlement, compromise or consent:

(i)

includes an unconditional release of the Indemnified Party and the Indemnifying Party from all liability on claims that are or could have been the subject of such action; and

(ii)

does not include a statement as to or an admission of fault, culpability or failure to act, by or on behalf of, the Indemnified Party; and

(c)

45 days following delivery of a request from the Indemnified Party to an Indemnifying Party for reimbursement for the fees and expenses of counsel which have been incurred by the Indemnified Party as a result of the occurrence of the circumstances in
Clause 10.3(a)(i) or 10.3(a)(ii), the Indemnifying Party (or any Affiliate thereof) has failed to make such payment.

10.4

Process Control

(a)

If any action is commenced against any Indemnified Party in respect of which indemnity may be sought pursuant to this Clause 10, the Indemnified Party shall promptly give notice to the Issuer giving reasonable details of the action.

(b)

Any Indemnifying Party may, by delivering notice to the Indemnified Party to that effect, assume the defence of such action, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses of such counsel.

(c)

If the Indemnifying Party assumes the defence of any action then, the Indemnified Party shall cooperate with the Indemnifying Party, provided that the Indemnified Party may employ separate counsel in such action and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless the Indemnified Party has received consent in writing to the employment of such counsel.

10.5

Survival

This Clause 10 will survive the termination of this Agreement for a period of two years after the Standstill Termination Date.

11.

EQUALISATION FEE

(a)

The Issuer and the Consenting Guarantors hereby agree that a fee (the “Equalisation Fee”) of £266,666.67 (inclusive of value added tax, if any) shall accrue monthly starting from and including 1 January 2003 during each month until the Standstill Termination Date (and pro rata in respect of the month in which the Standstill Termination Date falls), which shall be paid by the Issuer to all the Senior Bondholders (for the account of such holders pro rata to the Sterling Equivalent of the principal amount of Senior Bonds held by them) on each date, if any, on which the Banks receive interest with a Margin in excess of the Margin in effect on 13 October 2002 (“Excess Margin”).

(b)

The Equalisation Fee shall be reduced pro rata to the extent that during any period falling after 1 January 2003 and during each month until the Standstill Termination Date, the interest due and payable on the Loan does not accrue with an interest rate including the Excess Margin.

(c)

The Senior Agent hereby instructs the Intercreditor Agent in accordance with Clause 4.4 of the Intercreditor Deed to agree, and the Intercreditor Agent hereby agrees, to the accrual and payment of the Equalisation Fee by the Issuer to the Senior Bondholders in accordance with this Clause 11.

12.

ACCOUNTS

12.1

Collateral Holding Account Agreement

(a)

The Consenting Bondholders hereby consent to and authorise the Senior Bond Trustee to perform, and the Senior Bond Trustee agrees that it shall perform the Collateral Holding Account Agreement.

(b)

The Eurobond Trustee, the Senior Bond Trustee, the Senior Agent (in its capacity as the Senior Representative of the Eurobond Finance Parties and of the Swap Creditor) and the LC Facility Agent hereby request that the Intercreditor Agent direct the Security Trustee and the Intercreditor Agent hereby directs the Security Trustee, and the Security Trustee agrees to perform the Collateral Holding Account Agreement.

(c)

The parties hereto agree that any amount paid by the Primary Hedge Counterparty, the Primary Hedge Counterparty Guarantor (or any Affiliate thereof) that would otherwise be applied in accordance with Clause 7.9(c) of the Facility Agreement shall be deposited into the Collateral Holding Account and held or applied in accordance with the Collateral Holding Account Agreement.

(d)

The parties hereto agree that the bank designated in the Collateral Holding Account Agreement to hold the Collateral Holding Account may deduct fees and costs associated with the Collateral Holding Account from the Proceeds Account.

12.2

Debt Service Reserve Account

(a)

The Senior Bond Trustee, the Senior Agent (in its capacity as the Senior Representative of the Eurobond Finance Parties and of the Swap Creditor) and the LC Facility Agent hereby direct the Intercreditor Agent to direct the Security Trustee, and the Intercreditor Agent hereby directs the Security Trustee (and Drax Power hereby consents to such direction) to withdraw, pursuant to clause 4.6(j) of the Group Account Agreement, upon receipt of an instruction in writing from the Senior Creditor Committees, the amount set forth in such notice from the Debt Service Reserve Account as soon as reasonably practicable and in any event within two Business Days of such notice being received and transfer such amount to the Proceeds Account.

(b)

The Consenting Bondholders hereby authorise the Senior Bond Trustee to make the request set out in sub–clause (a) above.

(c)

The Security Trustee hereby confirms that it shall act in accordance with the direction of the Intercreditor Agent as set out in sub–clause (a) above.

(d)

Drax Power hereby agrees that it shall not withdraw any amounts from the Debt Service Reserve Account during the Standstill Period without the consent, in each case, of the Senior Creditor Committees, other than in accordance with Clause 12.2(a).

12.3

Insurance Reserve Account

(a)

The Eurobond Trustee and Drax Power hereby agree, for the purpose of Section 4.17(b) of the Group Account Agreement, that no amount is required to be transferred from the Proceeds Account to the Insurance Reserve Account on any Transfer Date falling after 30 June 2002.

(b)

The Eurobond Trustee and Drax Power hereby agree, for the purposes of Section 4.17(d) of the Group Account Agreement, that no amount is required to be transferred from the Holding Account to the Insurance Reserve Account on any Transfer Date falling after 30 June 2002.

12.4

Intercreditor Agent

(a)

Each Consenting Bondholder hereby authorises the Senior Bond Trustee to direct the Intercreditor Agent to consent to;

(b)

each of the Senior Bond Trustee, the Senior Agent (in its capacity as Senior Representative of the Eurobond Finance Parties and of the Swap Creditor) and the LC Facility Agent hereby directs the Intercreditor Agent to consent to; and

(c)

the Intercreditor Agent hereby consents to;

the maintaining of the Collateral Financing Account and the Cash Cover Account (as defined in the credit facility agreement between Drax Power and National Westminster Bank Plc dated on or about the date of the First Standstill Agreement).

13.

CORPORATE ACTION

(a)

Notwithstanding the terms of this Agreement and the Intercreditor Deed and, subject to paragraph (e), the Eurobond Trustee (acting on the instructions of the Bank Security Trustee contained in the InPower Long Term Standstill Agreement) shall, upon receipt of an instruction in writing from the Senior Creditor Committees, serve a notice under Condition 11(b) of the Conditions of the Eurobonds in respect of the Temporarily Waived Eurobond Defaults specified in such notice. Upon receipt of the Senior Creditor Committees’ instruction by the Eurobond Trustee, for the purposes of Clause 13.1 and Clause 13.3 of the Intercreditor Deed:

(i)

a Declaration of Intent shall be deemed to have been delivered by the Senior Agent to the Intercreditor Agent in respect of the intention to take such action in relation to the Temporarily Waived Eurobond Defaults specified in the notice from the Senior Creditor Committees;

(ii)

a copy of such Declaration of Intent and a Remedies Initiation Notice in respect of such Declaration of Intent shall be deemed to have been served by the Intercreditor Agent on the Senior Representatives;

(iii)

a Remedies Confirmation shall be deemed to have been given by each of the Senior Representatives party hereto in respect of such Remedies Initiation Notice;

(iv)

the Senior Representatives party hereto and the Obligors shall be deemed to have received a copy of such Remedies Confirmation from the Intercreditor Agent; and

(v)

the Intercreditor Agent shall have no further obligation to serve a Remedies Initiation Notice or to deliver copies of the Declaration of Intent under Clause 13.1(b) of the Intercreditor Deed or to deliver copies of the Remedies

Confirmation under Clause 13.3(a) of the Intercreditor Deed (other than to notify Obligors not a party hereto upon receipt of such instruction).

(b)

Notwithstanding the terms of this Agreement and the Intercreditor Deed and, subject to paragraph (e), the Security Trustee shall (subject to its right to be indemnified to its satisfaction as provided in the Intercreditor Deed), upon receipt of an instruction in writing from the Senior Creditor Committees, take the Other Enforcement Action specified in such instruction over or in respect of Security Shares constituting shares in AES Drax Financing Limited or Drax Acquisition in respect of the Temporarily Waived Eurobond Defaults specified in such instruction. Upon receipt of the Senior Creditor Committees’ instruction by the Security Trustee, for the purposes of Clause 13.1 and Clause 13.3 of the Intercreditor Deed:

(i)

a Declaration of Intent shall be deemed to have been delivered by the Senior Agent to the Intercreditor Agent in respect of the Other Enforcement Action and Temporarily Waived Eurobond Defaults specified in the notice from the Senior Creditor Committees;

(ii)

a copy of such Declaration of Intent and a Remedies Initiation Notice in respect of such Declaration of Intent shall be deemed to have been served by the Intercreditor Agent on the Senior Representatives;

(iii)

a Remedies Confirmation shall be deemed to have been given by each of the Senior Representatives party hereto in respect of such Remedies Initiation Notice;

(iv)

the Senior Representatives party hereto and the Obligors shall be deemed to have received a copy of such Remedies Confirmation from the Intercreditor Agent; and

(v)

the Intercreditor Agent shall have no further obligation to serve a Remedies Initiation Notice or to deliver copies of the Declaration of Intent under Clause 13.1(b) of the Intercreditor Deed or to deliver copies of the Remedies Confirmation under Clause 13.3(a) of the Intercreditor Deed (other than to notify Obligors not a party hereto upon receipt of such instruction).

Subject to paragraph (e), the Intercreditor Agent hereby instructs the Security Trustee to take the Other Enforcement Action specified in the instruction from the Senior Creditor Committees.

(c)

For the avoidance of doubt, the Senior Creditor Committees may instruct the Security Trustee, pursuant to paragraph (b) above, to appoint a receiver over:

(i)

the shares in Drax Acquisition held by AES Drax Acquisition Holdings Limited (the “Acquisition Shares”); and

(ii)

the shares in AES Drax Financing Limited held by AES Drax Investments Limited (together with the Acquisition Shares, the “Shares”);

pursuant to the AES First English Debenture and the AES Second English Debenture (or any one of them), and/or to give a notice pursuant to Clause 10.2 of the AES First English Debenture and the AES Second English Debenture (or any one of them) vesting all voting rights in respect of such Shares in the Security Trustee.

(d)

Notwithstanding the terms of this Agreement and the Intercreditor Deed each Combined Senior Creditor shall be entitled to vote, take or support any steps in any Scheme of Arrangement proposed by the Issuer or a Consenting Guarantor and if the matters referred to in paragraphs (i) to (iv) inclusive are required pursuant to the Intercreditor Deed in order for a Combined Senior Creditor to be entitled to vote, take or support any steps in such Scheme of Arrangement, then (subject to paragraph (f)), on the date two Business Days after the date on which the relevant scheme documentation was provided to the Intercreditor Agent:

(i)

a Declaration of Intent shall be deemed to have been delivered by each Combined Senior Creditor to the Intercreditor Agent in respect of such action;

(ii)

a copy of such Declaration of Intent and a Remedies Initiation Notice in respect of such Declaration of Intent shall be deemed to have been served by the Intercreditor Agent on the Senior Representatives;

(iii)

a Remedies Confirmation shall be deemed to have been given by each of the Senior Representatives party hereto in respect of such Remedies Initiation Notice;

(iv)

the Senior Representatives party hereto and the Obligors shall be deemed to have received a copy of such Remedies Confirmation from the Intercreditor Agent; and

(v)

the Intercreditor Agent shall have no further obligation to serve a Remedies Initiation Notice or to deliver copies of the Declaration of Intent under Clause 13.1(b) of the Intercreditor Deed or to deliver copies of the Remedies Confirmation under Clause 13.3(a) of the Intercreditor Deed (other than to notify Obligors not a party hereto upon receipt of such instruction).

(e)

The Eurobond Trustee shall not take any action pursuant to paragraph (a) above, the Security Trustee shall not take any action pursuant to paragraph (b) above and the Intercreditor Agent does not give the instruction referred to in paragraph (b) above, unless the relevant instruction from the Senior Creditor Committees attaches a certificate from the Intercreditor Agent confirming that it has been demonstrated, to the satisfaction of the Intercreditor Agent that, either:

(i)

each Hedging Bank (A) has an Exposure of nil or (B) has agreed in a Hedge Bank Agreement or otherwise that paragraphs (a) and (b) shall apply as if the relevant Hedging Bank were a party hereto; or

(ii)

the aggregate Exposures of the Hedging Banks are such that the Senior Agent and the Senior Bond Trustee constitute the Majority Senior Representatives, and that each Hedging Bank with an Exposure has been provided with a copy of the relevant instruction (which the parties hereto agree shall constitute a Declaration of Intent) and a Remedies Initiation Notice in respect thereof.

(f)

The matters referred to in paragraphs (d)(i) to (d)(iv) inclusive shall only be deemed to have occurred if the Intercreditor Agent certifies that it is satisfied that, on the date two Business Days after the date on which the relevant scheme documentation was provided to the Intercreditor Agent, either:

(i)

each Hedging Bank (A) has an Exposure of nil or (B) has agreed in a Hedge Bank Agreement or otherwise that paragraph (d) shall apply as if the relevant Hedging Bank were a party hereto; or

(ii)

the aggregate Exposures of the Hedging Banks are such that the Senior Agent and the Senior Bond Trustee constitute the Majority Senior Representatives, and that each Hedging Bank with an Exposure has been provided with a copy of the relevant scheme documentation (which the parties hereto agree shall constitute a Declaration of Intent) and a Remedies Initiation Notice in respect thereof.

(g)

The Senior Creditor Committees agree to copy any instruction referred to in paragraph (a) or (b) above to the Intercreditor Agent.

14.

ACKNOWLEDGEMENTS

(a)

The Eurobond Trustee confirms that the principal amount of the Loan (as defined in the Facility Agreement) outstanding on the date hereof is £842,555,000.

(b)

The Senior Bond Trustee confirms that the principal amount of the Senior Bonds outstanding on the date hereof is £200,000,000 and $302,400,000.

(c)

The parties hereto acknowledge that:

(i)

Clause 14.1(a) Third of the Intercreditor Deed provides that proceeds of enforcement of security conferred by the Security Documents are generally to be applied, subject to prior ranking claims, pari passu among the Combined Senior Creditors in respect of the Combined Senior Debt (other than (i) principal amounts of the Eurobonds and any default interest thereon and (ii) and any Senior Bonds which are defeased).  The Combined Senior Debt includes, without limitation (a) the Senior Bonds, (b) the unmatured Coupons on the Eurobonds (which, if the Eurobonds are accelerated, shall immediately become due and payable at their NPV Coupon Amount) and (c) the Hedging Debt;

(ii)

Clause 3.1(a) of the Calculation Agency Agreement provides that it is the intent of the parties to that agreement that “in the event of an Early Termination Date under the Swap Transactions, the aggregate of (i) the aggregate NPV Coupon Amount in respect of all unmatured Coupons on the Early Termination Date plus (ii) any other amount due and payable to InPower under the Eurobond Documents (which, for the avoidance of doubt, does not include any Early Redemption Amount) plus (iii) the net amount due and payable to InPower (if any) under the Terminated Transactions to which InPower and Harich are party minus (iv) the net amount due and payable by InPower and Harich (if any) under the Terminated Transactions to which InPower and Harich are party will be approximately equal to (but not less than) the amount due and payable by InPower under the Facility Agreement on such date”;

(iii)

Clause 3.3 of the Calculation Agency Agreement provides that “the Calculation Agent shall make all determinations and calculations pursuant to the Swap Transaction Documents and this Agreement in a manner which ensures that the intention referred to in Clause 3.1 is carried out and, to that end, the Calculation Agent shall on behalf of all parties to this Agreement modify the provisions of the Swap Transaction Documents and this Agreement so far (but only so far) as is necessary to ensure the same”.

(d)

The parties hereto acknowledge that the provisions of Clause 30.11 of the Intercreditor Deed apply in relation to any action taken by the Intercreditor Agent in entering into and pursuant to or in connection with this Agreement.

(e)

The parties hereto acknowledge that the provisions of Clause 6 of Schedule 6 to the Intercreditor Deed apply in relation to any action taken by the Security Trustee pursuant to or in connection with this Agreement.

(f)

Drax Power and the Security Trustee acknowledge that the charge over cash referred to in paragraph (a)(vii) of Schedule 1 to the First Standstill Agreement constitutes a first ranking security interest over the Cash Cover Account (as defined therein).

15.

AMENDMENTS

Except as expressly provided herein, the terms of this Agreement may be modified, amended or waived only by an instrument in writing executed by each party to this Agreement.

16.

CONTINUING EFFECT

(a)

Except as expressly provided herein and in any of the other Standstill Documents, the Intercreditor Deed and the other Finance Documents shall remain unchanged and shall continue in full force and effect and are in all respects ratified and confirmed, and no Senior Creditor has waived, or shall be deemed to have waived, by virtue of the passage of time or any other circumstance whatsoever, any of its rights, powers, privileges or remedies under any Finance Document or any applicable law, all of which are expressly reserved (including, on and after the Standstill Termination Date, with respect to any Temporarily Waived Senior Bond Default or Temporarily Waived Eurobond Default that is continuing at such time).

(b)

Subject to Clause 8 hereof, each party hereto (other than the Security Trustee, the Senior Bond Trustee and the Intercreditor Agent) hereby agrees and covenants that it shall, during the Standstill Period, negotiate in good faith with the other parties hereto in an effort to arrive at an agreement for a Restructuring; provided that nothing set forth in this Agreement shall be construed so as to require any party hereto to agree to the terms of any modification proposed by any other party hereto to the Finance Documents or any other document or agreement to which it is a party.

(c)

Nothing in this Agreement shall limit the accrual of interest, fees or other amounts under any Finance Document in accordance with the terms thereof during the Standstill Period.

17.

VALIDITY OF AGREEMENT

If any of the provisions of this Agreement becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired.

18.

REMEDIES

(a)

Except as expressly provided herein, no failure on the part of any party to this Agreement to exercise, and no course of dealing with respect to, and no delay in exercising, any right, power or remedy hereunder or under any Finance Document shall operate as a waiver thereof; nor shall any single or partial exercise by any or all of such parties of any right, power or remedy hereunder or under any Finance Document preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

(b)

Each party hereto acknowledges and hereby agrees that, from and after the Standstill Termination Date, the obligations set forth in Clauses 4.1 and 7.1 shall terminate and be of no further force or effect, and each Senior Creditor shall be entitled, in accordance with the Finance Documents, to exercise and enforce, or to take steps to exercise and enforce, any and all other rights, powers, privileges and remedies available to it under the Finance Documents or applicable law as a consequence of any Senior Bond Default or Eurobond Default that exists at such time.

(c)

Notwithstanding anything else in this Agreement, but save for those things that each of the Security Trustee, the Senior Bond Trustee or the Eurobond Trustee is expressly directed to do in this Agreement and the other Standstill Documents, none of the Security Trustee, the Senior Bond Trustee or the Eurobond Trustee shall be obliged to take any action in relation to this Agreement or any other Standstill Document unless directed or requested to do so by the Intercreditor Agent (in the case of the Security Trustee), the Majority Bondholders (in the case of the Senior Bond Trustee) or the Bank Security Trustee (in the case of the Eurobond Trustee) and in each case only if it shall be indemnified to its satisfaction against all liabilities to which it may thereby render itself liable or which it may incur by so doing.

(d)

The parties to this Agreement hereby agree that in acting under this Agreement and the other Standstill Documents, the Security Trustee, the Senior Bond Trustee, the Eurobond Trustee and the Intercreditor Agent shall be entitled to, and to rely upon, all the protections afforded to them under the Intercreditor Deed, the Senior Bond Indenture and the Bond Trust Deed as if the same were set out herein mutatis mutandis.

(e)

The Security Trustee shall not be liable for any liabilities suffered by any party to this Agreement or any other Senior Creditor by reason of the entry into this Agreement or the performance or otherwise of the terms hereof save for any such liabilities arising by virtue of a breach of trust by the Security Trustee or the wilful default, fraud or gross negligence of the Security Trustee.

19.

FINANCE DOCUMENT

Without limiting any other provisions of this Agreement, Clauses 10 and 11 (but no other clauses of this Agreement) and the fee letters referred to in Clause 8.5 shall be deemed to be Finance Documents for purposes of Clause 14 of the Intercreditor Deed.

20.

COUNTERPARTS; DELIVERY BY FACSIMILE

This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which, when so executed and delivered, shall be effective for purposes of binding the parties hereto, but all of which shall together constitute one and the same instrument.  Delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of an original executed counterpart of this Agreement.

21.

NO ASSIGNMENT

None of the parties to this Agreement may assign any of their rights or transfer any of their obligations under this Agreement, provided that any of the Eurobond Trustee, the Senior Bond Trustee, the Senior Agent, the Intercreditor Agent or the Security Trustee may assign their rights and transfer their obligations to any successor Eurobond Trustee, Senior Bond Trustee, Senior Agent, Intercreditor Agent or Security Trustee respectively.

22.

NOTICES

Any communication or document to be sent or delivered by one person to another pursuant to this Agreement shall be sent or delivered to it:

(a)

by leaving it at (or mailing it by first class prepaid post to) the address identified with its signature below marked for the attention of the person so identified (or such other address or person as it may have specified at least two Business Days previously); or

(b)

by fax to the fax number identified with its signature below marked for the attention of the person so identified (or such other fax number as it may have specified at least two Business Days previously), anything sent by post being deemed to have been delivered on the third day following the date of posting and anything sent by fax being deemed to have been delivered when transmission has been completed.

23.

CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

A person who is not a party to this Agreement has no rights under The Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

24.

GOVERNING LAW

This Agreement is governed by and shall be construed in accordance with English law.

25.

JURISDICTION

25.1

English Courts

The courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and accordingly any legal action or proceedings arising out of or in connection with this Deed (“Proceedings”) may be brought in such courts.

25.2

Submission to Jurisdiction

Each of the parties hereto hereby irrevocably submits to the jurisdiction of such courts and waives any objections to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum. the taking of Proceedings in any other jurisdiction (whether concurrently or not).

Schedule 1
CONDITIONS PRECEDENT

Each of the Senior Creditor Committees shall have received:

(a)

a fully executed and unconditional (or conditional only upon this Agreement being unconditional) copy of the InPower Long Term Standstill Agreement in the form attached hereto as Exhibit 6;

(b)

certificates signed by an officer of Drax Power and Drax Holdings confirming (i) that the Exposure of each Hedging Bank as of the date hereof is nil or the name of each Hedging Bank which has an Exposure greater than nil and (ii) that no Additional Bonds have been issued;

(c)

confirmation to the Intercreditor Agent from each of the (i) the Senior Bond Trustee, (ii) the Eurobond Trustee, (iii) the Senior Agent and (iv) the LC Facility Agent, in the forms attached hereto as Exhibits 1, 2, 3 and 4, respectively;

(d)

confirmation from Milbank, Tweed, Hadley & McCloy addressed to the Eurobond Trustee, the Senior Bond Trustee, the Intercreditor Agent and the Issuer in the form attached hereto as Exhibit 5.

(e)

evidence that Clause 5.8 of the AES Intercreditor and Security Trust Deed has been complied with, and a Deed of Accession executed and delivered in accordance with Clause 5.1 of the AES Intercreditor and Security Trust Deed, in respect of each Market Hedging Agreement the subject of a Hedge Bank Agreement.

Schedule 2

ACCESSION DEED

THIS DEED is made on                                    200

BY the (the “Acceding Senior Bondholder”); and

WHEREAS:

(A)

This deed is supplemental to a Long Term Standstill Agreement dated    [September/October] 2003 (the “Long Term Standstill Agreement”) between, inter alios, Drax Holdings Limited, certain of its affiliates, certain of its senior creditors and their respective agents.

(B)

This deed has been entered into to record the accession of the Acceding Senior Bondholder as a Consenting Bondholder pursuant to the provisions of Clause 4.2 of the Long Term Standstill Agreement.

NOW THIS DEED WITNESSES  as follows:

1.

DEFINITIONS

Terms defined in the Long Term Standstill Agreement shall have the same meaning when used in this deed.

2.

ACCESSION OF ACCEDING SENIOR BONDHOLDER

1.1

The Acceding Senior Bondholder hereby agrees to become, with immediate effect, a Consenting Bondholder and agrees to be bound by all of the terms of the Long Term Standstill Agreement as if it had originally been party thereto as a Consenting Bondholder thereunder.

1.2

The Acceding Senior Bondholder confirms that its address details for notices in relation to Clause 22 of the Long Term Standstill Agreement are as follows:

Address:

Facsimile:
Attention:

3.

LAW

This deed shall be governed by and construed in all respects in accordance with English law.

4.

OTHER PARTIES ENTITLED TO ENFORCE

It is intended that each party to the Long Term Standstill Agreement from time to time shall have the benefit of this deed and shall be entitled to enforce the terms of this deed under the Contracts (Rights of Third Parties Act) 1999.

IN WITNESS whereof this deed has been duly executed the day and year first before written.

The Acceding Bondholder

Executed as a deed by acting by and	) ) ) )
Authorised Signatory
Authorised Signatory

Schedule 3

TERMINATION NOTICE

[Date]

Each of the parties to the Long Term Standstill Agreement referred to below

Ladies and Gentlemen

Long Term Standstill Agreement dated       [September/October] 2003: Termination Notice

We refer to the Long Term Standstill Agreement dated     [September/October] 2003 (the “Long Term Standstill Agreement”) between AES Drax Power Limited, certain of its affiliates, certain of its senior creditors and their agents named therein. Terms defined in the Long Term Standstill Agreement shall have the same meanings herein.

We hereby notify that this letter constitutes a Termination Notice pursuant to Clause 3.1 of the Long Term Standstill Agreement.

We hereby confirm that we are acting on the instruction [of Consenting Bondholders who constitute the Majority Bondholders] [the Bank Security Trustee set out in a letter dated [                      ] delivered under the InPower Long Term Standstill Agreement].

Yours faithfully,

Exhibit 1

[ON THE LETTERHEAD OF BANK OF NEW YORK]

TO:

Deutsche Trustee Company Limited as Intercreditor Agent

under the Intercreditor Deed as defined below

Winchester House

1 Great Winchester Street

London EC2N 2DB

Facsimile:  020 7547 1089

Attention:  The Managing Director

___ [September/October] 2003

Ladies and Gentlemen,

Long Term Standstill Agreement to be entered into between AES Drax Holdings Limited, AES Drax Power Limited, certain Senior Bondholders, JPMorgan Chase Bank as Eurobond Trustee, The Bank of New York as Senior Bond Trustee, Deutsche Bank AG London as Senior Agent, Deutsche Trustee Company Limited as Intercreditor Agent, National Westminster Bank Plc as LC Facility Agent, JPMorgan Chase Bank as Security Trustee and others in the agreed form (the “Long Term Standstill Agreement”)

We refer to the Long Term Standstill Agreement.  Terms defined in the Long Term Standstill Agreement have the same meaning when used herein.

This confirmation is being given under item (c) of Schedule 1 to the Long Term Standstill Agreement and Clause 30.8 of the Intercreditor Deed.

As Senior Bond Trustee, we confirm that we are authorised, in accordance with the Senior Bond Indenture, to execute and perform our obligations under the Long Term Standstill Agreement and the matters and transactions contemplated by it.

We agree to advise you if this ceases to be the case at any time prior to execution of the Long Term Standstill Agreement by you.  This confirmation shall continue to be effective and may be relied on by you until you receive notice from us to the contrary.

Yours faithfully

………………………………………………………

For and on behalf of

The Bank of New York, as Senior Bond Trustee

Exhibit 2

[ON THE LETTERHEAD OF JPMORGAN CHASE BANK]

TO:

Deutsche Trustee Company Limited as Intercreditor Agent

under the Intercreditor Deed as defined below

Winchester House

1 Great Winchester Street

London EC2N 2DB

Facsimile:  020 7547 1089

Attention:  The Managing Director

[September/October] 2003

Dear Sirs,

Long Term Standstill Agreement to be entered into between AES Drax Holdings Limited, AES Drax Power Limited, certain Senior Bondholders, JPMorgan Chase Bank as Eurobond Trustee, The Bank of New York as Senior Bond Trustee, Deutsche Bank AG London as Senior Agent, Deutsche Trustee Company Limited as Intercreditor Agent, National Westminster Bank Plc as LC Facility Agent, JPMorgan Chase Bank as Security Trustee and others in the agreed form (the “Long Term Standstill Agreement”)

We refer to the Long Term Standstill Agreement.  Terms defined in the Long Term Standstill Agreement have the same meaning when used herein.

This confirmation is being given under clause 30.8 of the Intercreditor Deed.

As Eurobond Trustee, we confirm that we are authorised, in accordance with the Bond Trust Deed (as defined in the Intercreditor Deed), to execute and perform our obligations under the Long Term Standstill Agreement and the matters and transactions contemplated by it.

We agree to advise you if this ceases to be the case at any time prior to execution of the Long Term Standstill Agreement by you.  This confirmation shall continue to be effective and may be relied on by you until you receive notice from us to the contrary.

Yours faithfully

………………………………………………………

For and on behalf of

JPMorgan Chase Bank as Eurobond Trustee

Exhibit 3

[ON THE LETTERHEAD OF DEUTSCHE BANK]

TO:

Deutsche Trustee Company Limited as Intercreditor Agent

under the Intercreditor Deed as defined below

Winchester House

1 Great Winchester Street

London EC2N 2DB

Facsimile:  020 7547 1089

Attention:  The Managing Director

[September/October] 2003

Dear Sirs,

Long Term Standstill Agreement to be entered into between AES Drax Holdings Limited, AES Drax Power Limited, certain Senior Bondholders, JPMorgan Chase Bank as Eurobond Trustee, The Bank of New York as Senior Bond Trustee, Deutsche Bank AG London as Senior Agent, Deutsche Trustee Company Limited as Intercreditor Agent, National Westminster Bank Plc as LC Facility Agent, JPMorgan Chase Bank as Security Trustee and others in the agreed form (the “Long Term Standstill Agreement”)

We refer to the Long Term Standstill Agreement.  Terms defined in the Long Term Standstill Agreement have the same meaning when used herein.

This confirmation is being given under clause 30.8 of the Intercreditor Deed.

As Senior Representative for the Eurobond Finance Parties and the Swap Creditor, we confirm that we are authorised, in accordance with the Eurobond Documents and the Target Swap Documents (as defined in the Intercreditor Deed), to execute and perform our obligations under the Long Term Standstill Agreement and the matters and transactions contemplated by it.

We agree to advise you if this ceases to be the case at any time prior to execution of the Long Term Standstill Agreement by you.  This confirmation shall continue to be effective and may be relied on by you until you receive notice from us to the contrary.

Yours faithfully

………………………………………………………

For and on behalf of

Deutsche Bank AG London

Exhibit 4

[ON THE LETTERHEAD OF NATWEST]

TO:

Deutsche Trustee Company Limited as Intercreditor Agent

under the Intercreditor Deed as defined below

Winchester House

1 Great Winchester Street

London EC2N 2DB

Facsimile:  020 7547 1089

Attention:  The Managing Director

[September/October] 2003

Dear Sirs,

Long Term Standstill Agreement to be entered into between AES Drax Holdings Limited, AES Drax Power Limited, certain Senior Bondholders, JPMorgan Chase Bank as Eurobond Trustee, The Bank of New York as Senior Bond Trustee, Deutsche Bank AG London as Senior Agent, Deutsche Trustee Company Limited as Intercreditor Agent, National Westminster Bank Plc as LC Facility Agent, JPMorgan Chase Bank as Security Trustee and others in the agreed form (the “Long Term Standstill Agreement”)

We refer to the Long Term Standstill Agreement.  Terms defined in the Long Term Standstill Agreement have the same meaning when used herein.

This confirmation is being given under clause 30.8 of the Intercreditor Deed.

As LC Facility Agent, we confirm that we are authorised, in accordance with the LC Finance Documents (as defined in the Intercreditor Deed), to execute and perform our obligations under the Long Term Standstill Agreement and the matters and transactions contemplated by it.

We agree to advise you if this ceases to be the case at any time prior to execution of the Long Term Standstill Agreement by you.  This confirmation shall continue to be effective and may be relied on by you until you receive notice from us to the contrary.

Yours faithfully

………………………………………………………

For and on behalf of

National Westminster Bank plc

Exhibit 5

[LETTERHEAD OF MILBANK, TWEED, HADLEY & McCLOY]

[September/October] 2003

AES Drax Holdings Limited,

  as Issuer

JP Morgan Chase Bank,

  as Eurobond Trustee

The Bank of New York,

as Senior Bond Trustee

Deutsche Trustee Company Limited,

as Intercreditor Agent

Ladies and Gentlemen:

Reference is made to the Long Term Standstill Agreement dated     [September/October] 2003 among the AES Drax companies parties thereto, the Consenting Bondholders named therein, and the other parties named therein (the “Standstill Agreement”).  Terms used in this letter and defined in the Standstill Agreement are used as defined therein.

This letter is being delivered to you pursuant to Item (d) of Schedule 1 to the Standstill Agreement.

We confirm that:

(a)

we have received representations from the Consenting Bondholders party to the Standstill Agreement as of the date hereof, or their agents, as to the Sterling Equivalent (as defined in the Senior Bond Indenture) of Senior Bonds they own;

(b)

on the basis of such representations, we have calculated that the aggregate Sterling Equivalent of Senior Bonds held by such Consenting Bondholders is £[          ].

Based on the representations included in the Standstill Agreement and in accordance with the terms of the Senior Bond Indenture, Holders of Senior Bonds of the Sterling Equivalent of more than £200,000,000 would represent the Majority Holders (as defined in the Senior Bond Indenture).

Exhibit 6

FORM OF INPOWER LONG TERM STANDSTILL AGREEMENT

[Not included for purposes of Form 6-K filing]

Exhibit 7

FORM OF SIXTH SUPPLEMENTAL INDENTURE

__________________________________________________

FORM OF

SIXTH SUPPLEMENTAL INDENTURE

AES DRAX HOLDINGS LIMITED,
as Issuer

and

THE BANK OF NEW YORK,
as Trustee

dated as of

2003

to the Indenture by and among

AES DRAX HOLDINGS LIMITED,
as Issuer

AES DRAX POWER LIMITED, AES DRAX LIMITED, AES DRAX ELECTRIC LIMITED, AES DRAX ACQUISITION LIMITED, and AES DRAX FINANCING LIMITED, as Guarantors

and

THE BANK OF NEW YORK,
as Trustee

Dated as of August 2, 2000

as supplemented by:
the First Supplemental Indenture dated as of February 25, 2002, the Second Supplemental Indenture dated as of November 26, 2002, the Third Supplemental Indenture dated as of December 12, 2002, the Fourth Supplemental Indenture dated as of July 8, 2003 and the Fifth Supplemental Indenture dated as of August 22, 2003

£200,000,000 9.07% Senior Secured Bonds due 2025
$302,400,000 10.41% Senior Secured Bonds due 2020

__________________________________________________

TABLE OF CONTENTS

PAGE

ARTICLE 1

DEFINITIONS

Section 1.01

Definitions of Terms

2

ARTICLE 2

AMENDMENTS TO THE INDENTURE

Section 2.01

Amendments to Section 1.01 of the Indenture

2

ARTICLE 3

MISCELLANEOUS

Section 3.01

Ratification of Base Indenture; First Supplemental Indenture; Second Supplemental Indenture; Third Supplemental Indenture; Fourth Supplemental Indenture; Fifth Supplemental Indenture; Sixth Supplemental Controls

4

Section 3.02

Trustee Not Responsible for Recitals

5

Section 3.03

Governing Law

5

Section 3.04

Severability

5

Section 3.05

Counterparts

5

SIXTH SUPPLEMENTAL INDENTURE dated as of                   2003 (the “Sixth Supplemental Indenture”) among AES DRAX HOLDINGS LIMITED, an exempted company incorporated with limited liability under the laws of the Cayman Islands (Registered No. 92144) (the “Issuer”), and THE BANK OF NEW YORK, a New York banking corporation, as trustee (the “Trustee”) under the Indenture dated as of August 2, 2000 (the “Base Indenture”) among the Issuer, the Trustee and AES DRAX POWER LIMITED, a private limited company incorporated under the laws of England and Wales (Registered No. 03618559) (“Drax Power Limited”), AES DRAX LIMITED, an exempted company incorporated with limited liability under the laws of the Cayman Islands (Registered No. 91616) (“Drax Limited”), AES DRAX ELECTRIC LIMITED, an exempted company incorporated with limited liability under the laws of the Cayman Islands (Registered No. 102237) (“Drax Electric”), AES DRAX ACQUISITION LIMITED, a private limited company incorporated under the laws of England and Wales (Registered No. 3834878) (“Drax Acquisition”) and AES DRAX FINANCING LIMITED, a private limited company incorporated under the laws of England and Wales (Registered No. 3834874) (“Drax Financing” and together with Drax Power Limited, Drax Limited, Drax Electric and Drax Acquisition, the “Guarantors”), as supplemented by the First Supplemental Indenture dated as of February 25, 2002 (the “First Supplemental Indenture”), as further supplemented by the Second Supplemental Indenture dated as of November 26, 2002 (the “Second Supplemental Indenture”), as further supplemented by the Third Supplemental Indenture dated as of December 12, 2002 (the “Third Supplemental Indenture”), as further supplemented by the Fourth Supplemental Indenture dated as of July 8, 2003 (the “Fourth Supplemental Indenture”), and as further supplemented by the Fifth Supplemental Indenture dated as of August 22, 2003 (the “Fifth Supplemental Indenture”), and as from time to time supplemented or amended (the Base Indenture together with the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, the Fifth Supplemental Indenture and this Sixth Supplemental Indenture collectively referred to as the “Indenture”).

WHEREAS, the Issuer, the Guarantors and the Trustee executed and delivered the Base Indenture to provide for the issuance of the Issuer’s £200,000,000 9.07% Senior Secured Bonds due 2025 and $302,400,000 10.41% Senior Secured Bonds due 2020 (together the “Senior Bonds”);

WHEREAS, Section 9.02 of the Base Indenture provides that the Issuer, when authorized by or pursuant to a resolution of its Board of Directors, and the Trustee, with the consent of the Majority Holders, at any time and from time to time, may enter into one or more indentures supplemental to the Indenture to, among other things, amend or supplement the Base Indenture;

WHEREAS the Issuer, the Trustee and certain holders of interests in the Senior Bonds representing more than a majority of the Sterling Equivalent of the principal amount of outstanding Senior Bonds (together the “Consenting Bondholders”), together with various other parties, have on or about the date hereof entered into an agreement (the “Long Term Standstill Agreement”) which will give effect to an extension of the standstill period until December 31, 2003 for the purpose of providing the Issuer and its senior creditors with a further period of stability during which discussions regarding a consensual restructuring could take place;

WHEREAS, as contemplated by the Long Term Standstill Agreement, the Issuer, the Trustee and the Consenting Bondholders have agreed to enter into this Sixth Supplemental Indenture for the purpose of amending certain Sections of the Base Indenture; and

WHEREAS, the Issuer has duly authorized the execution and delivery of this Sixth Supplemental Indenture, and requested that the Trustee execute and deliver this Sixth Supplemental Indenture, and the Majority Holders have consented as evidenced by their execution of the Long Term Standstill Agreement and the execution by the Trustee of the Long Term Standstill Agreement on receipt of instructions from the Majority Holders, and all conditions and requirements necessary to make this Sixth Supplemental Indenture a valid and binding instrument in accordance with its terms have been performed and fulfilled by the parties hereto.

NOW THEREFORE, THIS SIXTH SUPPLEMENTAL INDENTURE WITNESSETH, for and in consideration of the premises, it is mutually agreed, for the equal and proportionate benefit of all Holders, as follows:

ARTICLE 1

DEFINITIONS

Section 1.01

Definitions of Terms.  For all purposes of the Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(a)

a term defined in the Base Indenture and not otherwise defined herein has the same meaning when used in this Sixth Supplemental Indenture;

(b)

unless otherwise specified, a reference to a Section or Article is to a Section or Article of this Sixth Supplemental Indenture; and

(c)

headings are for convenience of reference only and do not affect interpretation.

2

ARTICLE 2

AMENDMENTS TO THE INDENTURE

Section 2.01

Amendments to Section 1.01 of the Indenture.  The following definitions in Section 1.01 of the Indenture shall be amended as follows:

the definition of “Temporarily Waived Default” in Section 1.01 (Definitions) of the Indenture shall be amended by restating the definition as follows:

“Temporarily Waived Default” shall mean any Default or Event of Default arising:

(a)

in connection with the Primary Hedge Counterparty, the Primary Hedge Counterparty Guarantor, AES, Drax Power Finance Limited, Drax Energy, Drax Energy II, Drax Power Finance Holdings Limited or Drax Acquisition Holdings Limited under Sections 6.01(f), 6.01(g), 6.01(h), 6.01(i), 6.01(j) or 6.01(p);

(b)

in connection with any action, event or circumstance of, or relating to, Drax Financing or Drax Investments, under any Section hereunder;

(c)

in connection with any Relevant Company, under Section 6.01(f)(i)(A) to the extent any of them may be deemed balance sheet insolvent under the Insolvency Act 1986;

(d)

except as otherwise provided in clause (p) of the definition of “Permanently Waived Senior Bond Defaults”, as defined in the Drax Standstill Agreement, in connection with any Relevant Company, under Section 6.01(f)(ii) to the extent any of them begins negotiations with one or more of its creditors or takes any steps with a view to readjustment, rescheduling or deferral of any of its Indebtedness or proposes to take any of these steps;

(e)

in connection with the Designated Agreement Counterparty to the RJB Coal Sale Agreement, under Section 6.01(f), 6.01(g), 6.01(h), 6.01(i), 6.01(j), 6.01(p) or 6.01(q);

(f)

in connection with the failure to effect and maintain, pursuant to Section 4.32(a), Business Interruption Insurance (as set out in Exhibit A, Part I of the Fourth Schedule to the Original Bond Trust Deed (Property and Business Interruption Insurances)) in conformity with the Minimum Insurance Requirements, under Section 6.01(c) or 6.01(n);

(g)

in connection with:

3

(i)

the proposal by any Relevant Company of a Scheme of Arrangement, as such term is defined in the Drax Standstill Agreement; or

(ii)

any step taken in connection with the Restructuring, as such term is defined in the Drax Standstill Agreement,

in each case, with the prior consent of the Senior Creditor Committees, such consent not to be withheld if the matter, fact or circumstance which forms the basis for withholding such consent was accurately disclosed in the September 6-K, as such term is defined in the Drax Standstill Agreement;

(h)

in connection with the execution and performance of a Hedge Bank Agreement, as such term is defined in the Drax Standstill Agreement, or any other action pursuant to Clause 9.8 of the Drax Standstill Agreement;

(i)

in connection with the Issuer’s agreement to relieve group losses to Drax Power Limited in accordance with the terms of a letter dated June 30, 2003, under Section 6.01(c) (by reason of any breach of Section 4.29(b));

(j)

in connection with any action taken pursuant to Clause 14 of the Drax Standstill Agreement, under Section 6.01(b) (by reason of any breach of Section 4.17) or Section 6.01(e);

(k)

in connection with any Saleco Action, as such term is defined in the Drax Standstill Agreement;

(l)

arising in connection with the entry into, execution and performance of the Escrow Agreement, as such term is defined in the Drax Standstill Agreement, and the Cash-out Options Implementation Agreement, as such term is defined in the Drax Standstill Agreement;

(m)

under Section 6.01(c) (by reason of any breach of Section 4.04(a));

(n)

under Section 6.01(d);

(o)

in connection with any failure to deliver any accounts, under Section 6.02(c) (by reason of any breach of Section 4.03(a)); or

(p)

in connection with any Default or Event of Default that is a Temporarily Waived Default under any of paragraphs (a) to (m), under Section 6.02(c) (by reason of any breach of Section 4.04(c)).

4

ARTICLE 3

MISCELLANEOUS

Section 3.01

Ratification of Base Indenture; First Supplemental Indenture; Second Supplemental Indenture; Third Supplemental Indenture; Fourth Supplemental Indenture; Fifth Supplemental Indenture; Sixth Supplemental Indenture Controls.  The Base Indenture, the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, and the Fifth Supplemental Indenture, as supplemented by this Sixth Supplemental Indenture, are in all respects ratified and confirmed, and this Sixth Supplemental Indenture shall be deemed part of the Base Indenture in the manner and to the extent herein and therein provided.  The provisions of this Sixth Supplemental Indenture shall supersede the provisions of the Base Indenture, the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, and the Fifth Supplemental Indenture to the extent the Base Indenture, the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, or the Fifth Supplemental Indenture as the case may be, is inconsistent herewith.

Section 3.02

Trustee Not Responsible for Recitals.  The recitals herein contained are made by the Issuer and not by the Trustee, and the Trustee assumes no responsibility for the correctness thereof. The Trustee makes no representation as to the validity or sufficiency of this Sixth Supplemental Indenture.

Section 3.03

Governing Law.  This Sixth Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York, as applied to contracts made and performed within the State of New York, without regard to its principles of conflicts of laws, except that the authorization and execution of this Sixth Supplemental Indenture shall be governed by the respective jurisdictions of organization of the Issuer and the Trustee, as the case may be.

Section 3.04

Severability.  If any provision in the Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 3.05

Counterparts.  The parties may sign any number of copies of this Sixth Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. Any signed copy shall be sufficient proof of this Sixth Supplemental Indenture.

5

IN WITNESS WHEREOF, the parties hereto have caused this Sixth Supplemental Indenture to be duly executed as of the day and year first above written.

AES DRAX HOLDINGS LIMITED,
as Issuer

By: ____________________________
Name:
Title:  Director

THE BANK OF NEW YORK, as Trustee

By: ____________________________
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have caused this Long Term Standstill Agreement to be executed and acknowledged by their respective officers or representatives thereunto duly authorised, on the date first above written.

AES DRAX HOLDINGS LIMITED

By: ....................................................................

Name:
Title:

Address:

c/o Drax Power Station

PO Box 3

Selby

North Yorkshire  YO8 8PQ

Fax:

+44 (0)1757 618 504
Attn:

The Directors

AES DRAX POWER LIMITED

By: ....................................................................

Name:
Title:

Address:

c/o Drax Power Station

PO Box 3

Selby

North Yorkshire  YO8 8PQ

Fax:

+44 (0)1757 618 504

Attn:

The Directors

AES DRAX LIMITED

By: ....................................................................

Name:
Title:

Address:

c/o Drax Power Station

PO Box 3

Selby

North Yorkshire  YO8 8PQ

Fax:

+44 (0)1757 618 504
Attn:

The Directors

AES DRAX ELECTRIC LIMITED

By: ....................................................................

Name:
Title:

Address:

c/o Drax Power Station

PO Box 3

Selby

North Yorkshire  YO8 8PQ

Fax:

+44 (0)1757 618 504
Attn:

The Directors

AES DRAX ACQUISITION LIMITED

By: ....................................................................

Name:
Title:

Address:

c/o Drax Power Station

PO Box 3

Selby

North Yorkshire  YO8 8PQ

Fax:

+44 (0)1757 618 504
Attn:

The Directors

[bondholder execution page pro forma]

Executed as a deed by [NAME OF SENIOR BONDHOLDER] acting by [NAME OF AGENT] who is acting as attorney–in–fact under the authority of [NAME OF SENIOR BONDHOLDER]	) )
	) ) ) ) ) )	By:........................................................... Name: Title: Date of Execution: .......................................................

Address:

Fax:
Attn:

JPMORGAN CHASE BANK,
as Eurobond Trustee

By: ....................................................................

Name:
Title:

Address:

9 Thomas More Street

London

E1W 1YT

Fax:

+44 (0)20 7777 5410
Attn:

Trust Administration

THE BANK OF NEW YORK,
as Senior Bond Trustee

By: ....................................................................

Name:
Title:

Address:

The Bank of New York
Floor 21W, 101 Barclay Street
New York, NY 10286

Fax:

1 212 815 5917
Attn:

Corporate Trust Administration

With a copy of all notices to:

Address:

48th Floor
One Canada Square
London
E14 5AL

Fax:

+44 (0)20 7964–6399
Attn:

Corporate Trust Services

DEUTSCHE BANK AG LONDON,
as Senior Agent

By: .................................................................... Name: Title:	By: .................................................................... Name: Title:

Address:

Winchester House
1 Great Winchester Street
London EC2N 2DB

Fax:
Attn:

DEUTSCHE TRUSTEE COMPANY LIMITED,
as Intercreditor Agent

By: .................................................................... Name: Title:	By: .................................................................... Name: Title:

Address:

Winchester House
1 Great Winchester Street
London EC2N 2DB

Fax:

+44 (0)20 7547–1089
Attn:

The Managing Director

NATIONAL WESTMINSTER BANK PLC,
as LC Facility Agent

By: ....................................................................

Name:

Title:

Address:

Level 5
135 Bishopsgate
London  EC2M 3JR

Fax:

+44 (0)20 7375 8762
Attn:

John Storey

JPMORGAN CHASE BANK,
as Security Trustee

By: ....................................................................

Name:
Title:

Address:

9 Thomas More Street

London

E1W 1YT

Fax:

+44 (0)20 7777 5410
Attn:

EXHIBIT B
Term Sheet for the Restructuring Loans
and Super Priority Facility

DRAX POWER STATION
RESTRUCTURING TERM SHEET

ALLEN & OVERY London
Subject to contract

Part 1

FINANCING STRUCTURE OVERVIEW

1.

INTRODUCTION

This section provides a brief overview of the repayment structure, guarantee, security package and intercreditor arrangements in respect of the Restructuring Loans to be made available by certain of the Existing Senior Creditors pursuant to the Restructuring.  A diagram of the intended structure following the Restructuring is included below.

2.

REPAYMENT OVERVIEW

2.1

InPower 2

The Restructuring Loans will represent claims against InPower 2. InPower 2 is a Jersey-incorporated SPV, which it is envisaged will be the holding company of InPower.  Upon completion of the Restructuring, InPower 2's principal assets will be the Eurobond Coupons, the B Facility Eurobonds and the Further Eurobonds (together the Drax Eurobonds).

2.2

Repayment

Repayment of, and payment of interest on, the Restructuring Loans will be funded through:

(a)

payment of the coupons on the Drax Eurobonds by Drax Holdings to InPower 2; and

(b)

payments (if any) to InPower 2 under the Harich Swaps and the Balancing Instrument (the Swaps).

Amounts received in this manner by InPower 2 will be applied towards debt service on the Restructuring Loans in accordance with the Cashflow Waterfall.

2.3

Funding of Coupon Payments

In order to pay the Drax Eurobonds it is envisaged that:

(a)

Drax Op Co, being the owner of the Power Station and ancillary assets following the Restructuring (and consequently the revenue generating company within the Drax Group), will make payments to Drax Power pursuant to, and in accordance with the terms of, an outstanding inter-company loan between these parties equalling the fair market value of the Power Station and other assets transferred to Drax Op Co (which is likely to be in the region of £1.1 billion);

(b)

Drax Power will either:

(i)

make payments under a group relief surrender agreement to Drax Holdings in return for the surrender of tax losses arising from the interest expense in that company under the Eurobonds;

(ii)

repay principal or make interest payments on any outstanding inter-company loan arrangements between itself and Drax Holdings;

1

Subject to contract

(iii)

make loans under committed intercompany loan arrangements between itself and Drax Holdings; or

(iv)

pay distributions to its immediate holding company, Drax Limited; and

(c)

the proceeds of the distributions referred to in (b)(iv) above will be transferred by way of dividend through the Drax Group until applied by Drax Electric Limited in payment of dividends on the preference shares in that company held by Drax Holdings, which will in turn apply those proceeds (together with the proceeds of any surrender of tax losses referred to in (b)(i) above or inter-company loan repayments or loans referred to in (b)(ii) or (iii) above) in payment of the coupons on the Drax Eurobonds.

Certain reorganisations of inter-company debt and equity arrangements are envisaged as either part of the Restructuring, or post-Restructuring, to provide for greater efficiency, flexibility and transparency in the return of revenues from Drax Op Co to Drax Holdings.

2.4

Payment Blocks

The intercreditor agreements referred to in paragraph 4.1 below will provide that the payments referred to in paragraph 2.3 above will not be subject to any blocks to the extent that they are being made to pay the Drax Eurobonds in order to fund payments that are permitted under the Cashflow Waterfall.

2.5

Limited recourse

InPower 2 will be a special purpose vehicle.  It will not be permitted to have any activities other than those ancillary to its role in the structure and its resources are therefore limited to payments it receives in respect of the Drax Eurobonds, any subscription agreement for the Drax Eurobonds and the Swaps.  As is common with many structures of this type, the directors of InPower 2 require limited recourse language to be included in the Restructuring Loans documentation.  The Lenders recourse against InPower 2 is thus limited to amounts received by it under the Drax Eurobond finance documents (including the proceeds of enforcement of the security from which it benefits) and the proceeds of any insurances or compensation.  Since these are InPower 2's only assets in any event, there should be no material prejudice to the Lenders in this approach.

3.

GUARANTEE AND SECURITY STRUCTURE

3.1

Overview

The Lenders under the Restructuring Loans will have the benefit of guarantees and security (directly or indirectly) from each of:

(a)

InPower 2, InPower and BondPower Limited (the Obligors); and

(b)

Drax Holdings, Drax Electric Limited, Drax Limited, Drax Power, Drax Op Co, Parent 2 and the Parent (the Drax Companies).

In this respect, the guarantees and security structure for the Restructuring Loans will be very similar to the guarantees and security provided for the Existing Bank Facility.

The existing guarantees and security granted by the Drax Companies will remain in place, in so far as the relevant secured obligations are not to be compromised pursuant to the Schemes.  For example, the existing guarantees and security for the Eurobond Coupons will remain in

2

Subject to contract

place.  Where existing debts are to be compromised as part of the Restructuring (e.g. the Senior Bonds) the relevant guarantees will be released at that time.

Any payments by Drax Op Co under its guarantees of the debts of Drax Holdings will result in reduction of the inter-company loan referred to in paragraph 2.3(a) above.

3.2

Indirect Security

(a)

The Drax Companies will give guarantees, and grant security in favour of the security trustee over all their assets as security for, inter alia, the Drax Eurobonds, the Swaps (but only in respect of the counterparty – Drax Holdings leg of such swaps (the Drax Swaps)) and related finance documents and guarantees.  The security will be held by the security trustee for the benefit, inter alia, of the Obligors and Harich.  It will also  secure any hedging bank providing interest rate hedging and the Super Priority L/C Facility.

(b)

In turn:

(i)

Harich will grant security in favour of InPower 2 over the Drax Swaps and its interest in the security referred to in paragraph (a) above as security for their matching swaps with InPower 2 (the InPower 2 Swaps); and

(ii)

the Obligors will grant guarantees and security in favour of the security trustee over all their assets (including the Drax Eurobonds, the InPower 2 Swaps and their interest in the security and guarantees referred to in paragraphs (a) and (b)(i) above) as security for their obligations under Restructuring Loans and related finance documents and guarantee.

The security granted by the Drax Companies and Harich which is assigned to the Lenders by the Obligors is the "indirect security".  This adopts the mechanics used in the Existing Bank Facility and this type of indirect security structure is one commonly used in securitisation and leasing transactions.

3.3

Common Security Trustee

The direct and indirect security has been granted in favour of a common security trustee (although acting in different capacities) to provide the Lenders with a greater degree of comfort on control over enforcement of security.

3.4

Enforcement of Security

See Part 8 of this Term Sheet.

3.5

Cashflow restrictions

In addition, all cash outflows from Drax Op Co are subject to the Cashflow Waterfall described in Part 8 of this Term Sheet.

4.

INTERCREDITOR ARRANGEMENTS

4.1

Documentation

There will be two intercreditor agreements as follows:

(a)

first between, inter alia, the Drax Companies, the Hedging Banks, the Issuing Bank and the Super Priority Lenders participating in the Super Priority L/C Facility,

3

Subject to contract

InPower 2 as holder of the Drax Eurobonds (and the trustee(s)) thereof and the security trustee as trustee for the secured creditors (the Drax Intercreditor and Security Trust Deed); and

(b)

second between, inter alia, the Lenders, the security trustee (on behalf of those Lenders), BondPower Limited, InPower 2, and InPower (the InPower 2 Intercreditor and Security Trust Deed).

The interaction of these two intercreditor agreements is designed to produce an overall ranking of the secured creditors of the Relevant Companies as set out in Part 8 of this Term Sheet.

4

Subject to contract

PROPOSED STRUCTURE

5

Subject to contract

Part 2

COMMON TERMS

Facility Agent	Deutsche Bank AG London Branch.

Security Agent	[JP Morgan Chase Bank].

Account Bank	[ ].

Restructuring Fees

0.25% on the principal amounts outstanding under the Existing Bank Facility, the Senior Bonds and the termination amounts referred to in paragraph (c) of the definition of Existing Senior Creditor in Part 10.

An additional fee of 0.25% on the principal amount outstanding under the Existing Bank Facility will be paid to the Bank Steering Committee.

An additional fee of 0.25% on the principal amount outstanding under the Senior Bonds will be paid to the order of  the Ad Hoc Bond Committee, which has directed that this fee be paid to the Senior Bondholders.

Cashflow Waterfall	See Part 8 (Intercreditor Terms).

Restructuring Date Waterfall	See Part 9 (Restructuring Date Waterfall).

Monitoring Committee	A monitoring committee will be established and will have specified responsibilities. Members of the monitoring committee must hold both A-1 Loans and A-2 Loans.[1]
Other terms	Usual for this type of financing, including: (a) Increased costs; (b) Gross-up; (c) Illegality; (d) Market disruption; (e) Breakage costs; (f) Default interest; (g) Stamp duty indemnity; and

_________________

1 The Bank Steering Committee and the Ad Hoc Bond Committee will be disbanded upon the establishment of Monitoring Committee.

6

Subject to contract

(h) Enforcement and agency expenses.
Governing law	English.

Jurisdiction	English courts.

7

Subject to contract

PART 3

A-1 FACILITY TERM SHEET

Facility	£400 million term loan facility.

Borrower	InPower 2.

Guarantors	BondPower and InPower.

A-1 Lenders	Certain Existing Senior Creditors and Jersey Newco.

Majority A-1 Lenders

66⅔% majority by value of the A-1 Lenders which have voted within 30 days (or such other shorter period as specified by the Facility Agent).[2]

Jersey NewCo shall vote its participation in the A-1 Facility for and/or against to the extent of corresponding votes received in respect of A-1 Notes.

Jersey NewCo shall not vote its participation in the A-1 Facility in respect of any matter where that matter does not require a vote or determination under the A-1 Notes.

Final Maturity Date	30th June, 2015.

Repayment Instalments	As set out in the Annex to this Part 3.

Repayment Dates	30th June and 31st December in 2007 and each subsequent year to and including the Final Maturity Date.

Interest rate	Interest will accrue from 1st July, 2003 at a rate equivalent to the aggregate of LIBOR, the Margin and mandatory costs.

Interest Payment Dates

Initially interest will be paid on the Restructuring Date in accordance with the Restructuring Date Waterfall[3].

Thereafter on each 30th June and 31st December interest shall be paid in accordance with the Cashflow Waterfall.

Margin	2.50% per annum.

Interest periods	6 months.

Mandatory prepayments	(a) (i) At any time while the A-1 Loans are

2 The Facility Agent will only be able to select a period other than 30 days in certain specified circumstances including, but not by way of limitation, on the occurrence of those events detailed in clause 15.7 (Emergency Instruction Notice) and clause 15.8 (Blocking an Administrator) of the AES Intercreditor and Security Trust Deed or, where the matter concerned does not require a vote or determination under the A-1 Notes.  If 66⅔ majority by value of all the A-1 Lenders is achieved within the relevant time period, the vote is immediately effective.

3 Interest paid on the Restructuring Date will be for the period 1st July, 2003 to 31st December, 2003 and forms part of the Restructuring Cash Requirement (see Part 9 (Restructuring Date Waterfall)).

8

Subject to contract

£200,000,000 or more in aggregate, there will be a 100% cashflow sweep and mandatory prepayment on each Interest Payment Date of any excess cash available for debt service in accordance with paragraph (n)(i) of the Cashflow Waterfall.

(ii)

At any time while the A-1 Loans are less than £200,000,000 in aggregate there will be a 100% cashflow sweep and mandatory prepayment on each Repayment Date of any excess cash available for debt service in accordance with paragraph (n)(ii) of the Cashflow Waterfall.

(b)

Capital insurance proceeds shall be applied in re-instatement provided that within three months of the relevant event a revised forecast demonstrates that the A-1 Facility interest and scheduled repayment instalments can be met in a timely manner (taking into account the Debt Service Reserve Accounts). If not, at the option of the Majority A-1 Lenders such amounts shall be applied in accordance with the Security Ranking.

(c) There shall be a mandatory prepayment if any Relevant Company receives expropriation, compensation or similar payments above a specified threshold.

(d) In the event of a Change in Control, each A-1 Lender will have an option to require prepayment of its participation in the A-1 Loans at par.

Application of prepayments; reborrowings	In inverse order of maturity. No amount prepaid can be reborrowed.

A-1 Debt Service Reserve Account (A-1 DSRA)

The A-1 DSRA will be funded on the Restructuring Date in an amount equal to the interest (forecast) to be due in respect of the A-1 Loans on the 30th June, 2004 and 31st December, 2004 Interest Payment Dates, taking account of the Hedging.

Thereafter the A-1 DSRA will be funded in respect of both interest and principal in respect of the A-1 Loans in accordance with the Cashflow Waterfall.

Amounts standing to the credit of the A-1 DSRA will (to the extent such payments cannot otherwise be paid in accordance with the Cashflow Waterfall) be used to make payments of:

First:

amounts due under the Super Priority Facilities; and

Second:

interest and scheduled principal amortisation in respect of the A-1 Loans then due and amounts

9

Subject to contract

(other than Hedging Termination Amounts) then due under the A-1 Hedging.

On each Interest Payment Date amounts in excess of the Required Balance on that date in respect of the A-1 DSRA will be released for application in accordance with the Cashflow Waterfall.

On an enforcement, amounts standing to the credit of the A-1 DSRA will be applied in repayment of the Debt in accordance with the Security Ranking.

Security/Ranking	See Part 8 (Intercreditor Terms).

Amendments	See Part 8 (Intercreditor Terms).

Enforcement	See Part 8 (Intercreditor Terms).

Representations and warranties

To be based upon those in the Existing Bank Facility (with necessary modifications to reflect the Restructuring and the termination of contracts, including the power purchase agreement, with TXU), including:

(a)

Due power and authority;

(b)

Environmental status of the site; and

(c)

No litigation.

Materiality and other exceptions will be included, where appropriate, based on the corresponding provisions of the Existing Bank Facility.  The representations and warranties shall be made on the Restructuring Date and shall be deemed to be repeated on each Interest Payment Date with reference to the facts and circumstances then existing.

Undertakings

The covenants will be based on those contained in the Existing Bank Facility (with necessary modifications to reflect the Restructuring and the termination of contracts, including the power purchase agreement, with TXU) and will include those set out below.  Materiality and other exceptions will be included, where appropriate, based on the corresponding provisions of the Existing Bank Facility.

1.

Negative pledge – Not to, and to procure that no Relevant Company will, create or permit to subsist any security interest over any of its assets except for any permitted security interest.

2.

Transactions similar to security – Not to, and to procure that no Relevant Company will, sell, transfer or otherwise dispose of any of its assets or receivables for the purpose of or in connection with the raising of finance.

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Subject to contract

3.

Non-disposals – Not to, and to procure that no Relevant Company will, sell, transfer, grant or lease or otherwise dispose of all or any part of its assets (except permitted disposals, disposals on arm's-length basis of redundant or obsolete assets not exceeding an agreed maximum aggregate value, disposal of assets which are replaced).

4.

No other borrowings – Not to, and to procure that no Relevant Company will, incur any financial indebtedness (except under the finance documents or approved contracts).

5.

No lending – Not to, and procure that no Relevant Company will, be a creditor in respect of any financial indebtedness (except as required under a project agreement/finance document, under specified intercompany loan agreements, with the approval of the Instructing Group or employee loans not exceeding an agreed maximum aggregate).

6.

No change in business – The Borrower to procure that Drax Op Co does not engage in any business or activities beyond that of generator/supplier of electricity from the Power Station and any incidental business.

7.

No acquisitions – Not to, and procure that no Relevant Company will, enter into any amalgamation, demerger, merger or reconstruction.

8.

Restrictions on capital expenditure – The Borrower to procure that Drax Op Co not incur capital expenditure in excess of 110% of the then current annual capital expenditure budget as approved by the Instructing Group (other than repairs or reinstatements funded from insurance proceeds).

9.

Restrictions on electricity trading – The Borrower to procure that Drax Op Co complies with the Electricity Trading Policy.

10.

Restrictions on coal – The Borrower to procure that Drax Op Co complies with the Coal Procurement and Stocking Policy.

11.

Restrictions on entering into new material contracts – Not to, and procure that no Relevant Company will, enter into any material contract or acquire any material asset (except entering into the transaction documents and any approved contracts in connection with electricity trading in relation to project agreements or in accordance with the Coal Procurement and Stocking Policy).

11

Subject to contract

12.

Reserved discretions in relation to project agreements.

13.

Restrictions on amending or terminating material contracts – Not to, and procure that no Relevant Company will, (a) request, agree to or permit any amendment to any transaction document, (b) terminate, abandon or withdraw from any finance document, material project agreement, (c) waive compliance with any finance document, material project agreement or (d) request, agree or permit any assignment or transfer of rights and/or obligations under any transaction document (except pursuant to the security in respect of the Facilities).

14.

Maintenance of insurance  – insurance must be maintained at the level of cover applying on its renewal in November 2003 (provided that this level of insurance is approved by the Senior Banks at that time), or such greater level of cover (not exceeding the requirements of the Existing Bank Facility) as the Lenders’ insurance advisor certifies is available at reasonable commercial terms (taking into account the operating regime of the Power Station).

15.

Compliance with environmental laws and licences.

16.

Share Capital – Not to, and procure that no Relevant Company will, purchase, cancel or redeem any of its share capital.

17.

Compliance with laws and payment of taxes.

18.

Restrictions on transactions with affiliates.

19.

Obligations in relation to maintenance and capital replacements – The Borrower shall procure the project facilities are operated and maintained in accordance with (a) good industry practice, (b) environmental laws, (c) all applicable laws, regulations and relevant authorisations, (d) manufacturers guidelines and specifications, (e) conditions of any warranty of any manufacturer of equipment forming part of the Power Station and (f) the annual operating budget.

20.

Provision of agreed information, including (a) semi-annual updates of financial projections (which will include revised model assumptions agreed with the Monitoring Committee (or, in the absence of such agreement, as approved by an independent expert) and an electricity market forecast (if required by the Facility Agent)); (b) annual budgets (together with a commentary on the underlying assumptions in each budget and the prevailing market conditions) and (c) information which would be required to be publicly filed if the Restructured Notes were listed obligations

12

Subject to contract

of Drax Holdings.

21.

Financial information - The Borrower shall supply to the Lenders copies of (a) each Relevant Company's audited accounts (consolidated where the Relevant Company has subsidiaries) for each financial year together with a commentary on the trading of the business during the period and a comparison between actual performance and the applicable operating budget for the period, (b) Drax Op Co's monthly management accounts (which must include short term cash forecasts and key performance indicators) and monthly operating reports, (c) unaudited accounts for each Relevant Company for each half year together with a commentary on the trading of the business during the period and a comparison between actual performance and the applicable operating budget for the period.

22.

Information (Miscellaneous) - details of (a) any current, threatened or pending material litigation, arbitration or administrative proceedings by/against any Relevant Company, (b) details of any shutdown of the Power Station (or any unit of the Power Station) in excess of a period to be agreed or any event which is likely to constitute a force majeure event, (c) details of any event or circumstance which is likely to have a Material Adverse Effect, (d) copies of all notices of default or termination under any material project agreement, (e) details of any non-compliance with any environmental law/licence and any actual or suspected environmental contamination and proposals for remedy, (f) details of any category of capital and/or operating expenditure which exceeds the estimate of such expenditure, (g) details of any revocation, suspension, refusal to grant or renew, change in the form of or breach of any relevant authorisation, (h) details of changes of residency, (i) annual operating plan for the forthcoming financial year, (j) quarterly reports for each quarter of the financial year, (k) certified copies of any relevant authorisations, and (l) any other information which the relevant Lenders may require (acting reasonably).

23.

Access to Project Facilities, records and accounts.

24.

Notification of Default.

25.

No distributions by Parent until all Restructuring Debt is repaid in full.  For the avoidance of doubt, neither this nor any other undertaking will prevent the payment of the (mutually exclusive) IPR Support Fee or the IPR Cash-out Fee.

Distributions by InPower 2 to the Jersey charitable

13

Subject to contract

trust which owns it are to be limited to £[1,000] per annum. 26. Restrictions on changing accounting periods and policies.

27.

Authorisations – The Borrower shall and shall procure that each Relevant Company will, obtain, maintain and comply with the terms of any relevant authorisation.

28.

Pari passu ranking – The Borrower shall and shall procure each Relevant Company will, ensure that all its payment obligations under the finance documents rank at least pari passu in right and priority of payment with its other present and future unsecured obligations (except for obligations mandatorily preferred by law).

29.

Hedging – The Borrower shall and shall procure that each Relevant Company will, comply at all times with the Hedging Principles  and furthermore ensure that: (i) no currency hedging is entered into by any Relevant Company unless it is in accordance with the Coal Procurement and Stocking Policy (and is not for speculative purposes) or is otherwise approved by the Instructing Group; and (ii) only interest “swap” and “cap” interest hedging instruments for non-speculative purposes are entered into by any Relevant Company at any time and (iii) no other hedging transactions or derivatives transactions are entered into by any Relevant Company.

30.

Intellectual Property Rights – The Borrower shall and shall procure that each Relevant Company will (i) make registrations and pay fees as necessary to maintain the registered intellectual property rights; and (ii) take such steps as are necessary and commercially reasonable to prevent third parties infringing the intellectual property rights.

31.

Pension schemes - Drax Op Co shall at intervals of no more than [3] calendar years deliver actuarial reports in relation to any pension schemes operated by any Group Member and ensure such pension schemes are adequately funded:

(a)

based on reasonable actuarial assumptions and recommendations; and

(b)

as required by law.

Events of Default

The events of default will be based on those contained in the Existing Bank Facility (with necessary modifications to reflect the Restructuring and the termination of contracts, including the power purchase agreement, with TXU) and will include those set out below.  Materiality and other exceptions will be

14

Subject to contract

included where appropriate, based on the corresponding provisions of the Existing Bank Facility.  For the avoidance of doubt, the Restructuring will not be conditional on no Event of Default having occurred.

1.

Non-payment - any amount due is not paid or is not paid at the place and in the currency in which it is expressed to be payable.

2.

Breach of representation and warranty or undertaking - a representation, warranty or statement made or repeated in or in connection with any finance document is or proves to be incorrect or misleading.

3.

Cross-default - financial indebtedness of any Relevant Company is not paid on its due date or if an event of default howsoever described occurs under any document relating to financial indebtedness.

4.

Insolvency - any Relevant Company is, is deemed or admits to being unable to pay its debts as they fall due or insolvent, or stops or suspends making payments on all or any class of its debts or announces an intention to do so; or by reason of financial difficulties, begins negotiations with one or more of its creditors (provided that the insolvency of Drax Holdings on a balance sheet solvency basis shall not be an Event of Default).

5.

Insolvency Proceedings - any formal step is taken (such as the presenting of a petition, the convening of a meeting or the institution of legal proceedings or the filing of documents) with a view to a composition, assignment or arrangement with any creditors of any Relevant Company or for the winding-up of the Relevant Company or for its administration, or any resolution is passed for the winding-up of the Relevant Company or an order for the winding-up or administration of any Relevant Company is made.

6.

Appointment of receivers and managers - any liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, administrator or the like is appointed in respect of any Relevant Company or any material part of its assets, or the Relevant Company requests such an appointment, or any other steps are taken to enforce any security interest over any part of the assets of any Relevant Company.

7.

Creditors' process - any attachment, sequestration, distress or execution affects any asset of any Relevant Company.

8.

Analogous proceedings - any event in relation to any Relevant Company anywhere which, appears to

15

Subject to contract

correspond with those of insolvency, insolvency proceedings, appointment of receivers and managers, or creditors’ process.

9.

Cessation of business - any Relevant Company ceases, or threatens to cease, to carry on all or a substantial part of its business.

10.

Effectiveness of security - any security document is not effective or is alleged by any Relevant Company to be ineffective to create the security interests it purports to create, or any material term of any security document does not constitute legal, valid, binding and enforceable obligations of the Relevant Company.

11.

Insurance voidable - any relevant insurance is not, or ceases to be, in full force and effect at any time when it is required to be in effect or (at the time is required to be effected) is unavailable, or any insurer avoids or suspends, or becomes entitled to avoid or suspend, any relevant insurance or any claim under it, or otherwise to reduce its liability under any relevant insurance, or any insurer of any relevant insurance is not bound, or ceases to be bound, to meet its obligations in full under any relevant insurance.

12.

Abandonment - Drax Op Co abandons all or any material part of the Power Station, or all of the Project Facilities are damaged or destroyed.

13.

Nationalisation - Any governmental agency takes, or states officially that it proposes to take, any step with a view to the seizure, expropriation, nationalisation or acquisition (whether compulsory or otherwise, in whole or in part, and whether or not for fair compensation) of any Relevant Company or any of its assets.

14.

Change of residency - If any Obligor is treated by any taxing authority for any purposes whatsoever as resident, or has its centre of main interest at any time in any country other than Jersey.

15.

Material Adverse Effect - Any event or circumstance (or combination thereof) whether related or not occurs which has a Material Adverse Effect.

16.

Proceedings - Any litigation, arbitration, administrative, regulatory or other proceeding (other than the TXU Claim) occurs concerning or arising in consequence of any of the transaction documents and/or the implementation of any matter or transaction provided for in the transaction documents which is likely to be, or is finally, determined adversely to the

16

Subject to contract

interests of the Relevant Company or Relevant Companies involved in any such proceedings and has a Material Adverse Effect.

17.

Ownership of the Relevant Companies - Any change in the ownership of any Relevant Company (other than Parent).  A change in ownership of Parent shall not be an Event of Default (though may trigger a pre-payment option);

18.

Project Events

Drax Op Co ceases to have title to or the right to possess and use the Site or any buildings or fixtures on the Site or any easements and wayleaves and/or any material intellectual property rights which in each case are necessary from time to time to operate and maintain the Power Station in accordance with the transaction documents.

force majeure - any force majeure event occurs which would reasonably be expected to last for such a period as to (a) entitle any person to terminate (i) a material project agreement; or (ii) any other project agreement where such a termination would have a Material Adverse Effect; or (b) taking into account any available insurance proceeds, have a Material Adverse Effect.

Any further changes to the wholesale electricity markets, or any change in law or applicable consents (including emissions limits), are/is likely to materially and adversely affect the ability of any Obligor to meet any of its payment obligations.

19.

Permits - a licence or any other relevant authorisation is revoked or is not currently held by the relevant person or amended in a manner materially adverse to the interests of the Relevant Company, or any Relevant Company commits a material breach of the terms of the licence or any other relevant authorisation and such breach is not remedied (if capable of remedy) within any applicable cure period.

20.

Drax Intercreditor and Security Trust Deed - any party to the Drax Intercreditor and Security Trust Deed (other than a finance party) fails to comply with its material obligations under the Drax Intercreditor and Security Trust Deed.

21.

Project agreement – Any breach of a project agreement which has a Material Adverse Effect or where certain project agreements are terminated, repudiated or are or

17

Subject to contract

become void or unenforceable.

Transferability

Participations in the Facility will be freely assignable in multiples of £[1,000,000], provided that:

(a)

Jersey NewCo cannot transfer its participations (other than to grant security for the benefit of the Restructuring Notes or, in accordance with the terms of the Drax Intercreditor and Security Trust Deed, on the enforcement of such security); and

(b)

Participations may not be transferred to US persons who are neither qualified institutional buyers nor accredited investors under the US Securities Act of 1933.

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Subject to contract

ANNEX TO PART 3

A-1 FACILITY REPAYMENT INSTALMENTS

Repayment Date	Repayment Instalment

30th June, 2007	£5m
31st December, 2007	£5m
30th June, 2008	£10m
31st December, 2008	£10m
30th June, 2009	£27.5m
31st December, 2009	£27.5m
30th June, 2010	£27.5m
31st December, 2010	£27.5m
30th June, 2011	£27.5m
31st December, 2011	£27.5m
30th June, 2012	£27.5m
31st December, 2012	£27.5m
30th June, 2013	£25m
31st December, 2013	£25m
30th June, 2014	£25m
31st December, 2014	£25m
30th June, 2015	£50m

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Subject to contract

PART 4

A-2 FACILITY TERM SHEET

Facility	A term loan facility of up to £460 million.

Borrower	InPower 2.

Guarantors	BondPower and InPower.

A-2 Lenders	Certain Existing Senior Creditors, Jersey Newco and (if the A Cash-out Option is exercised) IPR.

Majority A-2 Lenders

50.1% majority by value of the A-2 Lenders which have voted within 30 days (or such other shorter period as specified by the Facility Agent)[4].

Jersey NewCo shall vote its participation in the A-2 Facility for and/or against to the extent of corresponding votes received in respect of A-2 Notes.

Jersey NewCo shall not vote its participation in A-2 Facility in respect of any matter where that matter does not require a vote or determination under the A-2 Notes.

Final Maturity Date	30th June, 2015.

Repayment	No scheduled amortisation of principal. See "Mandatory Prepayments".

Interest rate	Interest will accrue from 1st July, 2003 at a rate equivalent to the aggregate of LIBOR, the Margin and mandatory costs.

Margin	4.00% per annum.

Interest periods	6 months.

Interest Payment Dates

Initially interest will be paid on the Restructuring Date in accordance with the Restructuring Date Waterfall.

Thereafter on each 30th June and 31st December interest is cash pay only to the extent that there is excess cash available after payment of all prior ranking claims under the Cashflow Waterfall (or, failing that, cash available in the A-2 DSRA) on the relevant Interest Payment Date. Unpaid interest is deferred (not capitalised) and is interest bearing at the same rate. The deferred amount, and interest on such amount, is payable on the next Interest Payment Date in accordance with, and subject to, the Cashflow Waterfall.

Mandatory prepayments	(a) At any time while the A-1 Loans are less than £200,000,000 in aggregate, there will be a 100%

________________

4 See footnote 2.

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Subject to contract

cashflow sweep and mandatory prepayment on each Interest Payment Date of any excess cash in accordance with paragraph (n)(ii) of the Cashflow Waterfall.

(b)

At any time the Majority A-2 Lenders are the Instructing Group, capital insurance proceeds shall be applied in re-instatement provided that within three months of the relevant event a revised forecast demonstrates that the loan life cover ratio at no time is less than 1.0x. If it does not, at the option of the Majority A-2 Lenders, such amounts shall be applied in accordance with the Security Ranking.

(c)

At any time the Majority A-2 Lenders are the Instructing Group, there shall be a mandatory prepayment if any Relevant Company receives expropriation, compensation or similar payments above a specified threshold.

(d) In the event of a Change in Control, each A-2 Lender will have an option to require prepayment of its participations in the A-2 Loans at par.

Application of prepayments; reborrowings	In reduction of the principal amount of A-2 Loans. No amount prepaid can be reborrowed.

A-2 Debt Service Reserve Account (A-2 DSRA)

The A-2 DSRA will be funded, to the extent cash is available after payment of prior ranking claims under the Cashflow Waterfall, on each Interest Payment Date up to the applicable Required Balance.

Amounts standing to the credit of the A-2 DSRA will (to the extent that there are insufficient funds available in accordance with the Cashflow Waterfall and the relevant Debt Service Reserve Accounts for such purpose) be used to make payments of:

First:

amounts then  due under the Super Priority Facilities;

Second:

interest and scheduled principal amortisation then due in respect of the A-1 Facility and amounts (other than Hedging Termination Amounts) then due under the A-1 Hedging (other than Hedging Termination Amounts); and

Third:

interest in respect of the A-2 Facility.

On each Interest Payment Date amounts in excess of the Required Balance on that date in respect of the A-2 DSRA will be released for application in accordance with the Cashflow Waterfall.

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Subject to contract

On an enforcement, amounts standing to the credit of the A-2 DSRA will be applied in repayment of the Debt in accordance with the Security Ranking.

A Cash-out Option

Existing Senior Creditors who are otherwise entitled to receive a participation in the A-2 Loans pursuant to the Restructuring may elect to exercise the A Cash-out Option.  The A Cash-out Option will be funded from the Project Funds up to £30,000,000 and the IPR Funds (in that order).  To the extent so exercised by Existing Senior Creditors, and to the extent the [purchase] of A-2 Loans is funded from  Project Funds, the A-2 Loans so purchased will be [cancelled].

Security Ranking	See Part 8 (Intercreditor Terms).

Amendments	See Part 8 (Intercreditor Terms).

Representations and warranties, Undertakings, Events of Default	As for the A-1 Facility.

Transferability

Participations in the A-2 Facility will be freely assignable in multiples of £[1,000,000], provided that:

(a)

Jersey NewCo cannot transfer its participations (other than to grant security for the benefit of the Restructuring Notes or, in accordance with the terms of the Drax Intercreditor and Security Trust Deed, on the enforcement of such security);

(b)

Participations may not be transferred to US persons who are neither qualified institutional buyers nor accredited investors under the US Securities Act of 1933; and

(c)

A transfer of a participation in the A-2 Facility must be accompanied by a transfer of an equal proportion of an A-2 Lender's participation in the A-3 Facility and the Equity (except as otherwise provided in the Equity Term Sheet).

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Subject to contract

Part 5

A-3 FACILITY TERM SHEET

Facility

A term loan facility with an initial principal amount, subject to reduction following the Cash-out Options, equivalent to the difference between:

(a)

the aggregate amount of the Existing Senior Creditors' indebtedness being compromised by the Restructuring; and

(b)

the aggregate amount of the A-1 Loans, the A-2 Loans and the B Loans (before any reduction of any such Loans by reason of Existing Senior Creditors exercising the Cash-out Options).

Borrower	InPower 2.

Guarantors	BondPower and InPower.

A-3 Lenders	Continuing Banks, Jersey NewCo and (if the A Cash-out Option is exercised) IPR.

Majority A-3 Lenders

50.1% majority of the A-3 Lenders which have voted within 30 days (or such other shorter period as specified by the Facility Agent).[5]

Jersey NewCo shall vote its participation in the A-3 Facility for and/or against to the extent of corresponding votes received in respect of A-3 Notes.

Jersey NewCo shall not vote its participation in the A-3 Facility in respect of any matter where that matter does not require a vote or determination under the A-3 Notes.

Final Maturity Date	30th June, 2020.

Repayment	No scheduled amortisation of principal. See "Mandatory Prepayments".

Interest rate	Interest will accrue from 1st July, 2003 at a rate equivalent to the aggregate of LIBOR, the Margin and mandatory costs.

Margin	5.00% per annum.

Interest periods	6 months.

Interest Payment Dates	Initially interest will be paid on the Restructuring Date, to the extent there is cash available after payment of all prior ranking claims, in accordance with the Restructuring Date Waterfall.

_______________

5 See footnote 2.

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Subject to contract

Thereafter on each 30th June and 31st December interest is cash pay only to the extent that there is excess cash available after payment of all prior ranking claims under the Cashflow Waterfall (or, failing that, cash available in the A-3 DSRA) on the relevant Interest Payment Date. Unpaid interest is deferred (not capitalised) and is interest bearing at the same rate. The deferred amount, and interest on such amount, is payable on the next Interest Payment Date in accordance with, and subject to, the Cashflow Waterfall.

Mandatory prepayments

(a)

At any time when the Majority A-3 Lenders are the Instructing Group, capital insurance proceeds shall be applied in re-instatement provided that within three months of the relevant event a revised forecast demonstrates that the loan life cover ratio at no time is less than 1.0x. If it does not, at the option of the Majority A-3 Lenders, such amounts shall be applied in accordance with the Security Ranking.

(b)

At any time when the Majority A-3 Lenders are the Instructing Group, there shall be a mandatory prepayment if any Relevant Company receives expropriation, compensation or similar payments above a specified threshold.

(c) At the election by a two-thirds majority by value of the A-3 Lenders, there will be a 100% mandatory prepayment of all of the A-3 Loans on a Change in Control.

(d)

Following repayment in full of the A-1 Loans and the A-2 Loans, all available cash following payment of any prior ranking claims under the Cashflow Waterfall must be applied in prepayment of the A-3 Loans on each Interest Payment Date until the A-3 Facility is repaid in full.

Application of prepayments; reborrowings	In reduction of the principal amount of the A-3 Loans. No amount prepaid can be reborrowed.

A-3 Debt Service Reserve Account (A-3 DSRA)

The A-3 DSRA will be funded, to the extent cash is available after payment of prior ranking claims under the Cashflow Waterfall, on each Interest Payment Date up to the applicable Required Balance.

Amounts standing to the credit of the A-3 DSRA will (to the extent that there are insufficient funds available under the Cashflow Waterfall and the other relevant Debt Service Reserve Accounts for such purpose) be used to make payments of:

First:

amounts then due under the Super Priority Facilities;

24

Subject to contract

Second:

interest and scheduled principal amortisation then due in respect of the A-1 Facility and amounts (other than Hedging Termination Amounts) then due under the A-1 Hedging;

Third:

interest in respect of the A-2 Facility; and

Fourth:

interest in respect of the A-3 Facility.

On each Interest Payment Date amounts in excess of the Required Balance on that date in respect of the A-3 DSRA will be released from the A-3 DSRA for application in accordance with the Cashflow Waterfall.

On an enforcement, amounts standing to the credit of the A-3 DSRA will be applied in repayment of the Debt in accordance with the Security Ranking.

A Cash-out Option

Existing Senior Creditors who are otherwise entitled to receive a participation in the A-3 Loans pursuant to the Restructuring may elect to exercise the A Cash-out Option.  The A Cash-out Option will be funded from the Project Funds up to £30,000,000 and the IPR Funds (in that order).  To the extent so exercised by Existing Senior Creditors, and to the extent the [purchase] of the A-3 Loans is funded from Project Funds, the A-3 Loans so purchased will be [cancelled].

Equity

The Equity will be issued to A-3 Lenders immediately after completion of the A Cash-out Option in proportion to the participations in the A-3 Loans held by such A-3 Lenders at the completion of the A Cash-out Option.

Security/Ranking	See Part 8 (Intercreditor Terms).

Amendments	See Part 8 (Intercreditor Terms).

Representations and warranties, Undertakings, Events of Default	As for the A-1 Facility.

Transferability

Participations in the A-3 Facility will be freely assignable in multiples of £[1,000,000], provided that:

(a)

Jersey NewCo cannot transfer its participations (other than to grant security for the Restructuring Notes or, in accordance with the terms of the Drax Intercreditor and Security Trust Deed, on the enforcement of such security);

(b)

Participations may not be transferred to US persons who are neither qualified institutional buyers nor accredited investors under the US Securities Act of 1933; and

(c)

A transfer of a participation in the A-3 Facility must be

25

Subject to contract

accompanied by a transfer of an equal proportion of an A-3 Lender's participation in the A-2 Facility and the Equity (except as otherwise provided in the Equity Term Sheet).

26

Subject to contract

PART 6

B FACILITY TERM SHEET

Facility	A £338,400,000 term loan facility.

Borrower	InPower 2.

Guarantors	BondPower and InPower.

B Lenders	Certain Existing Senior Creditors and Jersey NewCo and (if the B Cash-out Option is exercised) IPR.

Majority B Lenders

50.1% majority of the B Lenders which have voted within 30 days (or such other shorter period as specified by the Facility Agent).[6]

Jersey NewCo shall vote its participation in the B Facility for and/or against to the extent of corresponding votes received in respect of B Notes.

Jersey NewCo shall not vote its participation in the B Facility in respect of any matter where that matter does not require a vote or determination under the B Notes.

Final Maturity Date	30th June, 2025.

Repayment	No scheduled amortisation of principal. See "Mandatory Prepayments".

Interest rate

Interest will accrue from 1st July, 2003 at a rate equivalent to the aggregate of LIBOR, the Margin and mandatory costs.

On the listing of the B Facility Eurobond, amounts standing to the credit of the B Facility Listing Account shall be applied in payment of accrued B Facility interest.

Margin	2.00% per annum.

Interest periods	6 months.

Interest Payment Dates

Initially interest will be paid on the Restructuring Date, to the extent there is cash available after payment of all prior ranking claims, in accordance with the Restructuring Date Waterfall.

Thereafter on each 30th June and 31st December interest is cash pay only to the extent that there is excess cash available after payment of all prior ranking claims under the Cashflow Waterfall (or, failing that, cash available in the B DSRA) on the relevant Interest Payment Date. Unpaid interest is deferred (not capitalised) and is interest bearing at the same rate. The deferred amount, and interest on such amount, is payable on

______________________

6 See footnote 2.

27

Subject to contract

the next Interest Payment Date in accordance with, and subject to, the Cashflow Waterfall.

TXU Claim

The B Lenders will have the sole right to instruct InPower 2 how to exercise its rights under the B Facility Eurobonds in respect of the TXU Claim or the voting of the Drax Companies' interest in the TXU Claim in any insolvency of either TXU Europe Company.  The TXU Proceeds will be excluded from the pool of cash available to be distributed in accordance with the Cashflow Waterfall.

Mandatory prepayments	(a) TXU Proceeds must be applied in prepayment of the B Facility Eurobonds and in turn the B Loans.

(b)

At any time the Majority B Lenders are the Instructing Group, capital insurance proceeds shall be applied in re-instatement provided that within three months of the relevant event a revised forecast demonstrates that the loan life cover ratio at no time is less than 1.0x. If it does not, at the option of the Majority B Lenders, such amounts shall be applied in accordance with the Security Ranking.

(c)

At any time the Majority B Lenders are the Instructing Group, there shall be a mandatory prepayment if any Relevant Company receives expropriation, compensation or similar payments above a specified threshold.

(d)

Following repayment in full of the A-1 Loans, the A-2 Loans and the A-3 Loans, all available cash following payment of any prior ranking claims under the Cashflow Waterfall must be applied in prepayment of the B Loans on each Interest Payment Date until the B Facility is repaid in full.

Application of prepayments; reborrowings	In reduction of the principal amount of the B Loan. No amount prepaid can be reborrowed.

B Debt Service Reserve Account

The B DSRA will be funded, to the extent cash is available after payment of prior ranking claims under the Cashflow Waterfall, on each Interest Payment Date up to the applicable Required Balance.

Amounts standing to the credit of the B DSRA will (to the extent that there are insufficient funds available in the Cashflow Waterfall and the relevant Debt Service Reserve Accounts for such purpose)  be used to make payments of:

First:

amounts then due under the Super Priority Facilities;

Second:

interest and scheduled principal amortisation then due in respect of the A-1 Facility and amounts then

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Subject to contract

due under the A-1 Hedging (other than Hedging Termination Amounts);

Third:

interest in respect of the A-2 Facility;

Fourth:

interest in respect of the A-3 Facility; and

Fifth:

interest in respect of the B Facility.

On each Interest Payment Date amounts in excess of the Required Balance on that date in respect of the B DSRA will be released from the B DSRA for application in accordance with the Cashflow Waterfall.

On an enforcement, amounts standing to the credit of the B DSRA will be applied in repayment of the Debt in accordance with the Security Ranking.

Security/Ranking	See Part 8 (Intercreditor Terms).

Amendments	See Part 8 (Intercreditor Terms).

Representations and warranties, Undertakings, Events of Default	As for the A-1 Facility.

Transferability

Participations in the B Facility will be freely assignable in multiples of £[1,000,000], provided that:

(a)

Jersey NewCo cannot transfer its participations (other than to grant security for the benefit of the Restructuring Notes or, in accordance with the terms of the Drax Intercreditor and Security Trust Deed, on the enforcement of such security); and

(b)

Participations may not be transferred to US persons who are neither qualified institutional buyers nor accredited investors under the US Securities Act of 1933.

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Subject to contract

PART 7

SUPER PRIORITY L/C FACILITY TERM SHEET

Facility	Letter of credit super priority facility of up to £[100 million].
Borrower	Drax Op Co.

Guarantors	Drax Holdings, Drax Electric Limited, Drax Limited, Drax Power, Parent 2 and Parent.

Super Priority L/C Facility Agent	[ ].

Issuing Bank	[National Westminster Bank plc/The Royal Bank of Scotland plc]. Any replacement Issuing Bank must have a Standard & Poors' long term credit rating of at least [A] at the time of its appointment.

Super Priority Lenders	Certain Senior Banks or their affiliates.

Majority Super Priority Lenders	66⅔% majority of the Super Priority Lenders

Purpose

To provide letters of credit to:

(a)

electricity trading or coal purchasing counterparties in the ordinary course of the Borrower's day-to-day trading in accordance with the Electricity Trading Policy or the Coal Procurement and Stocking Strategy;

(b)

counterparties in relation to the purchase of renewable obligation certificates in the ordinary course of the Borrower's day-to-day trading in accordance with the agreed renewable obligation certificate trading policy;

(c)

the National Grid Company plc or Elexon Clear Limited in connection with a Replacement Industry Agreement  (as defined in the Eurobond Terms & Conditions);

(d)

OM London Exchange Ltd in relation to the Borrower’s use of the UKPX for a over the counter market in the ordinary course of the Borrower’s day-to-day trading in accordance with the Electricity Trading Policy;

(e)

the Environment Agency; and

(f)

(with the prior approval of the Monitoring Committee) in an aggregate amount not exceeding £5 million at any time to third parties where those letters of credit are needed in the ordinary course of the Borrower's business from time to time.

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Subject to contract
Availability Period	The period beginning on the Restructuring Date and ending on the date three months prior to the Final Maturity Date.

Final Maturity Date

Three (3) years after the Restructuring Date.  The Borrower shall fully cash collateralise all outstanding letters of credit on the Final Maturity Date.  No amounts may be paid in respect of the A-1, A-2, A-3 or B Loans at any time while a failure to provide cash collateral in respect of the Super Priority L/C Facility is outstanding.

The Super Priority L/C Facility may be renewed with consent of all of the Super Priority Lenders participating in that renewal and the Issuing Bank - See Part 8  (Intercreditor Terms).  Super Priority Lenders that decline to participate in the renewal will not have commitments in respect of the renewed facility.

Upfront Fee	1.00% of the amount of the Super Priority L/C Facility, payable on the Restructuring Date to the Super Priority Lenders pro rata.

Utilisations	Each letter of credit shall have an expiry date of not more than 24 months from the date of issue, falling on or before the date falling 12 months after the Final Maturity Date.

Currencies	Sterling; and Euro and US dollars as agreed by the Issuing Bank.

Letter of Credit Claims

The Borrower shall immediately indemnify the Issuing Bank (and the Super Priority Lenders) in cash in respect of each claim made under a letter of credit.

No letter of credit claim may be refinanced by way of a cash advance under the Super Priority L/C Facility.

Fronting Fee

A fronting fee of 0.125% per annum will be payable to the Issuing Bank on the date of issue of any letter of credit under the Super Priority L/C Facility, but only on that part of its exposure which is counter-indemnified by other Super Priority Lenders.

Letter of Credit Fee

A letter of credit fee computed at the rate of 2.00% per annum on the outstanding amount of each letter of credit will be payable to the Super Priority Lenders quarterly in arrear and upon the expiry, repayment or prepayment of that letter of credit.

Commitment Fee

0.75% per annum on the unutilised and uncancelled portion of the Super Priority L/C Facility accruing from the Restructuring Date. The Commitment Fee will be payable in Sterling, quarterly in arrear and on the last day of the Availability Period.  The Commitment Fees will accrue from day to day and be calculated on the basis of the actual number of days elapsed in a year of 365 days.

Agency Fee	A non-refundable annual agency fee of £[ ] will be payable to the Super Priority L/C Facility Agent in advance, commencing on the Restructuring Date.

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Subject to contract
Mandatory prepayments

Mandatory prepayment of all outstandings and cancellation of all commitments under the Super Priority L/C Facility may be required by the Majority Super Priority Lenders if the A-1 Loans are (or are required to be) prepaid in full for any reason (whether pursuant to a voluntary or mandatory prepayment) or would be so required to be prepaid (a) if the A-1 Lenders (or the requisite majority thereof) were to so elect or (b) but for any waiver or amendment.

Voluntary Cancellation

Unutilised amounts of the Super Priority L/C Facility may be cancelled without penalty during the Availability Period subject to giving the Super Priority L/C Facility Agent at least 15 business days' prior written notice of such cancellation and the prior written consent of the Majority A-1 Lenders. Minimum cancellation amounts to be agreed.  Amounts cancelled may not be reinstated.

Security/Ranking	See Part 8 (Intercreditor Terms).

Amendments	As is customary for a facility of this nature.

Representations, Warranties and Undertakings	As for the A-1 Facility.

Drawstops and Events of Default

Other than the Events of Default referred to in (b) and (h) below, the Events of Default will be on substantially the same terms as for the A-1 Facility but limited to:

(a)

any payment default;

(b)

any failure to provide cash collateral on the Final Maturity Date or when otherwise obliged to do so;

(c)

any insolvency, insolvency proceedings or similar default;

(d)

any repudiation, rescission, invalidity, ineffectiveness or illegality of the documentation relating to the Super Priority L/C Facility (or any provision thereof);

(e)

breach of the intercreditor arrangements relating to the Super Priority L/C Facility;

(f)

expropriation of all or substantially all of the assets of the Borrower;

(g)

the Borrower suspends or ceases to carry on all or a substantial part of its business; or

(h)

any acceleration of any of the A-1, A-2, A-3 and B Facilities or any enforcement action by the Security Agent in respect of any of those Facilities.

The occurrence of any of the above events will entitle the Majority Super Priority Lenders to accelerate, require the enforcement of guarantees and security and take other enforcement action.  Upon the acceleration of the Super Priority L/C Facility, cash collateral in

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Subject to contract
respect of the outstanding letters of credit will be funded first from the Debt Service Reserve Accounts.

Documentation	All documentation to be in form and substance acceptable to the Super Priority Lenders and the Issuing Bank.

Transferability	Participations in the Super Priority L/C Facility will be freely transferable subject to a minimum aggregate participation of £2,500,000 and the prior written consent of the Issuing Bank.

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Subject to contract

PART 8

INTERCREDITOR TERMS

Instructing Group

The Instructing Group comprises:

(a)

while the A-1 Facility is outstanding, the Majority A-1 Lenders and the Majority A-2 Lenders;

(b)

after the A-1 Facility has been repaid in full and while A-2 Facility is outstanding, the Majority A-2 Lenders;

(c)

after the A-2 Facility has been repaid in full and while the A-3 Facility is outstanding, the Majority A-3 Lenders; and

(d)

after the A-3 Facility has been repaid in full, the Majority B Lenders.

Cashflow Waterfall

The cashflow waterfall (the Cashflow Waterfall) on any Interest Payment Date (other than the Restructuring Date) is as follows:

(a)

capital and operating expenses (including tax and the (mutually exclusive) IPR Support Fee or the IPR Cash-out Fee) and after permitted payments[7];

(b)

working capital reserve;[8]

(c)

payments in respect of the Super Priority Facilities;

(d)

payments of interest on the A-1 Loans and payments (other than Hedging Termination Amounts) in respect of the A-1 Hedging;

(e)

scheduled repayments of principal on the A-1 Loans;

(f)

fund the A-1 DSRA to the Required Balance;

(g)

payments of interest on the A-2 Loans (including deferred interest);

(h)

fund the A-2 DSRA to the Required Balance;

(i)

deposit to the A-1 DSRA of an amount so that the balance on the A-1 DSRA is equal to the scheduled

______________

7 To be agreed but including costs usually permitted to be paid at this level such as agents' fees, trustees' fees, etc.

8 Required working capital reserves to be certified by the directors of Drax Op Co and such certification to be accompanied by an auditor’s certificate as to the reasonableness of such a reserve (in light of, amongst other things, current trading, historic working capital needs, the Coal Procurement and Stocking Policy, etc) PROVIDED THAT any such working capital reserve shall not exceed £50 million.

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Subject to contract

amortisation of principal on A-1 Loans falling due on the next two Interest Payment Dates;

(j)

pay current (but not deferred) interest on the A-3 Loans;

(k)

fund the A-3 DSRA to the Required Balance;

(l)

pay interest on the B Loans (or, prior to the longstop date referred to in the footnote to this sub-paragraph, if the B Facility Eurobond is not at such time listed,  payment of an amount equal to such interest to the B Facility Listing Account)[9];

(m)

fund the B DSRA to the Required Balance;

(n)

make prepayments and repayments as follows:

(i)

at any time while the principal amount outstanding of the A-1 Loans is £200,000,000 or more, to prepay the A-1 Loans and outstanding Hedging Termination Amounts (if any) relating to A-1 Hedging on a pro rata basis (as to the outstanding principal amount of the A-1 Loans and those outstanding Hedging Termination Amounts immediately prior to, or as a consequence of, that prepayment), with prepayments of A-1 Loans being applied to the amortisation profile of the A-1 Loans in inverse order of maturity; and

(ii)

at any time while the principal amount outstanding of the A-1 Loans is less than £200,000,000, to prepay A-1 Loans,  outstanding Hedging Termination Amounts (if any) relating to A-1 Hedging and A-2 Loans on a pro rata basis (as to the outstanding principal amount of A-1 Loans, A-2 Loans and those outstanding Hedging Termination Amounts immediately prior to, or as a consequence of, that prepayment immediately prior to the prepayment). Prepayments of the A-1 Loans will be applied to the amortisation profile of the A-1 Loans in inverse order of maturity ; and

(o)

if the A-1 Loans and the A-2 Loans have been repaid in full, to pay A-3 Loans deferred interest;

(p)

if the A-1 Loans and the A-2 Loans have been repaid in full, to repay principal on the A-3 Loans;

(q)

if the A-1 Loans and the A-2 Loans and the A-3 Loans

______________

9 If the Facility B Eurobond is not listed on or before a longstop date to be agreed, interest payments, together with grossed up amounts, will be payable in respect of Facility B Debt in accordance with the Cashflow Waterfall.

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Subject to contract

have been repaid in full, to pay B Loans deferred interest; and

(r)

if the A-1 Loans, the A-2 Loans and the A-3 Loans have been repaid in full, to prepay principal on the B Loans,

PROVIDED THAT the B Facility principal will be prepaid on a first priority basis from recoveries, net of VAT, on the TXU Claim and TXU Proceeds.

Security Ranking

The Debt will be secured over all assets in the following order of priority:

First:

the Super Priority Facilities;

Second:

the A-1 Facility plus Hedging Termination Amounts in respect of the A-1 Hedging;

Third:

the A-2 Facility;

Fourth:

the A-3 Facility; and

Fifth:

the B Facility,

PROVIDED THAT the B Facility shall have a first priority claim on the TXU Claim and TXU Proceeds and the B Facility Listing Account.

Enforcement

There will be no independent right of acceleration or enforcement for any Lender.

In the event of defaults arising from non-payment under the A-1 Facility or the insolvency of the Drax Companies the Majority A-1 Lenders will be able to accelerate A-1 Facility, require the enforcement of guarantees and security and take other enforcement action without the consent of any other holders of any Debt.

In the event of defaults arising from failure to pay the A-2 Facility as required or the insolvency of the Drax Companies, the Majority A-2 Lenders will be able to accelerate the A-2 Facility and require the enforcement of guarantees and security and take other enforcement action without the consent of any other holders of any Debt.

In respect of any other default, the consent of the Instructing Group is required to accelerate the A-1 Facility and/or the A-2 Facility, require the enforcement of guarantees and security and take other enforcement action (without prejudice to the rights of the Super Priority Lenders and the Hedging Banks described below).

The A-3 Facility - no right to accelerate, require the enforcement of guarantees and security or take other

36

Subject to contract

enforcement action until the A-1 Lenders and A-2 Lenders have been repaid in full/accelerated.  Thereafter, the Majority A-3 Lenders may exercise such rights.

The B Facility - no right to accelerate, require the enforcement of guarantees and security or take other enforcement action (other than requiring the enforcement of the security interest in respect of the TXU Claim/TXU Proceeds) until the A-3 Lenders have been repaid in full/accelerated.  Thereafter, the Majority B Lenders may exercise such rights.

Hedging Banks may only terminate (or permit automatic termination), require the enforcement of guarantees and security or take other enforcement action if (i) any of the Restructuring Loans are accelerated; or (ii) there has been a payment default in respect of an amount payable under that Hedging which remains unremedied for 90 days.

Super Priority Lenders may only accelerate, require the enforcement of guarantees and security or take other enforcement action in the circumstances listed as Events of Default in Part 8 (or the equivalent).

Amendments and Overrides

Amendments to the terms of the A-1 Loans may be made with Majority A-1 Lenders' consent however with respect to certain matters, including those specified below, consent of the Majority A-2 Lenders will also be required, including:

any increase in the rate at which, or change to the basis upon which, any interest or fee accrues or is calculated or falls due for payment, not contemplated by the original terms of the documentation; or

any amendment to the representations and warranties, covenants or events of default of the facility agreement (or any related definition), or the addition of any material obligation; or

any Obligor becoming liable to make an additional or earlier payment to the Lenders (or to increase an existing payment) which liability does not arise from the original provisions of the documentation; or

the deferral of any scheduled repayment or mandatory prepayment of any Debt.

With respect to certain matters that customarily require 100% Lender consent, the consent of Super Majority Lenders shall be required (excluding for the avoidance of doubt any release of security or any sale of all, or substantially all, of the Principal Drax Assets which will each require the consent of all Lenders (other than the B Lenders)).  The consent of the Super Majority Lenders will bind all the Lenders.

The B Lenders will not have any voting rights in respect of any

37

Subject to contract

release of the security over the Principal Drax Assets, a Change in Control or any balance sheet recapitalisation.

Without limitation, consent of the Super Majority Lenders is required for amendment, waiver or supplement of provisions relating to:

(for any Facility other than the Super Priority Facilities), the principal amount thereof, any interest payable thereon, the time of any payment in relation thereto or the tenor, amortisation, currency of payment, priority or ranking thereof;

certain information required to be provided to Lenders under any Facility;

listing provisions;

the Change in Control mandatory pre-payment;

any term in the finance documents restricting the Drax Companies' ability to make payments (directly or indirectly) to InPower 2, where the effect of that change may adversely impact the ability of InPower 2 to receive payments on the Drax Eurobonds; and

provisions, if any, that restrict the ability of the holders of Notes to elect to exchange their Notes for Loans upon the enforcement of the security for the Notes as a result of an event of default in respect of the Notes.

In addition the Facilities will have protective class rights to ensure, amongst other things, that (i) cash flows for service of the A-2 Loans and the A-3 Loans cannot be unreasonably diverted or held back for other purposes; and (ii) cure rights are available to A-2 Lenders and A-3 Lenders in the event of prospective acceleration and/or enforcement of the A-1 Facility, the Super Priority Facilities or the A-1 Hedging.

Option to purchase

Enforcement by the Lenders under a  Facility or Facilities (other than to prevent the appointment of an administrator or upon the winding up of any Relevant Company) is subject to the Lenders under each subordinate Facility having an option (ranking in the same order as the relevant Facility) to purchase the Debt arising under that senior Facility at par for [30] days.

38

Subject to contract

PART 9

RESTRUCTURING DATE WATERFALL

1.

Restructuring Loans shall accrue interest from 1st July, 2003.  The Restructuring Date shall be an Interest Payment Date for the Restructuring Loans, in respect of the interest period for 30th June, 2003 to 31st December, 2003.  31st December, 2003 shall not be an Interest Payment Date for the Restructuring Loans.  This term sheet assumes that the Restructuring Date falls on or before 31st December, 2003.

2.

On the Restructuring Date available cash shall be applied in the following order:

First (in full):

(a)

to pay Restructuring Costs (as defined below);

(b)

to pay A-1 interest for the period 1st July, 2003 to 31st December, 2003;

(c)

to fund the A-1 DSRA in an amount equal to the aggregate estimated interest on the A-1 Loans falling due on 30th June, 2004 and 31st December, 2004 (taking account of any applicable hedging);

(d)

to pay A-2 interest for the period 1st July, 2003 to 31st December, 2003:

Secured Creditors who have not elected the A Cash-out Option (or to the extent they were scaled back) shall receive the full amount of such interest;

IPR shall receive a pro rata amount for the period from the Restructuring Date to 31st December, 2003; and

a Hedge Banks shall receive a pro rata amount for the period from the date of termination of the relevant hedge;

(e)

to pay an amount equal to the A-2 Deemed Interest Amount (as defined below) to Secured Creditors electing the A Cash-out Option (to the extent not scaled back);

(f)

to reserve an amount equal to the Working Capital Requirement; and

(g)

to reserve an amount equal to reserveable items or expenses;

Second:

as Project Funds for application in accordance with the A Cash-out Option up to £30,000,000;

Next £100,000,000 of A Cash-out Option funds from IPR Funds

Third:

as Project Funds for application in accordance with the A Cash-out Option in excess of £30,000,000;

Fourth:

to fund the A-2 DSRA with the Required Balance;

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Subject to contract

Fifth:

to pay interest on A-3 Loans:

Secured Creditors who have not elected the A Cash-out Option (or to the extent they were scaled back) shall be entitled to all accrued or paid interest in respect of the period 1st July, 2003 to 31st December, 2003;

IPR shall be entitled to all accrued or paid interest on A-3 Loans held by it after the exercise of the A Cash-out Option in respect of the period 1st July, 2003 to 31st December, 2003; and

Secured Creditors who have elected the A Cash-out Option (to the extent they were not scaled back) shall not be entitled to any accrued or paid interest on A-3 Loans.

Thereafter:

as per the Cashflow Waterfall.

IPR shall be entitled to all accrued or paid interest on B Loans held by it after the exercise of the B Cash-out Option in respect of the period 1st July, 2003 to 31st December, 2003. Secured Creditors who have elected the B Cash-out Option (which is capped at £30,000,000), to the extent they were not scaled back, shall not be entitled to any accrued or paid interest on B Loans.

If the available cash on the Restructuring Date is less than the Restructuring Cash Requirement then the  A-2 interest and the A-2 Deemed Interest Amount shall be scaled back pro rata.  To the extent that A-2 interest (but not A-2 Deemed Interest Amount) is so scaled back it shall accrue and be payable in accordance with the Cashflow Waterfall.

Definitions

Restructuring Cash Requirement means the sum of (without double counting):

(a)

Restructuring Costs (as defined below);

(b)

an amount equal to interest accruing on the A-1 Loans for the period 1st July, 2003 to 31st December, 2003;

(c)

an amount equal to the aggregate estimated interest on the A-1 Loans falling due on the Interest Payment Dates falling on 30th June, 2004 and 31st December, 2004 (taking account of applicable hedging);

(d)

an amount equal to the interest accruing on the A-2 Loans for the period 1st July, 2003 to 31st December, 2003;

(e)

an amount (the A-2 Deemed Interest Amount) equal to the additional interest which would have accrued on the A-2 Loans for the period 1st July, 2003 to the Restructuring Date, if no A-2 Loans had been [retired] pursuant to the A Cash-out Option;

(f)

an amount equal to the Working Capital Requirement; and

(g)

an amount equal to reserveable items or expenses (including provisional 2001 tax assessment).

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Subject to contract

Restructuring Costs includes:

(a)

professional fees in relation to the Restructuring (other than in relation to IPR);

(b)

Secured Creditor restructuring fees;

(c)

fees payable to, or to the order of, the Steering Committees;

(d)

Super Priority L/C Facility upfront and other fees;

(e)

(if less than £10,000,000 of IPR Funds are used in the A Cash-out Option) the IPR Cash-out Fee;

(f)

(if Option A is elected by Drax Holdings under clause 5.1 of the IPR Offer Letter) the £5,000,000 (exclusive of VAT) "support fee" to IPR.  If Option B is so elected, no part of the relevant "support fee" shall be included in Restructuring Costs or reservable items; and

(g)

fees of external legal and tax advisers of IPR up to a maximum of £500,000.

Working Capital Requirement means the working capital requirement of Drax Op Co (other than renewable items or expenses), provided that the Working Capital Requirement shall not exceed £50,000,000.10

________________

10 See footnote 8.

41

Subject to contract

PART 10

GLOSSARY

A Cash-out Option means the option available to each Existing Senior Creditor pursuant to the Restructuring to [sell], at a discount, all (or part) of its participations in the A-2 Loans and the A-3 Loans.

B Cash-out Option means the option available to each Existing Senior Creditor who exercises the A Cash-out Option pursuant to the Restructuring to elect to [sell], at a discount, all (or part) of its participations in the B Loans (being, with the A Cash-out Option, the Cash-out Options).

B Facility Eurobonds means the eurobonds to be issued by Drax Holdings in a principal amount approximately equivalent to the total principal amount of the B Loans.

B Facility Listing Account means the account to be established to hold amounts of interest accrued and paid under the B Facility pending the listing of the B Facility Eurobonds.

Balancing Instrument means a new instrument to be put in place between Harich, InPower and Drax Holdings (or an affiliate) which, together with the Coupons and the Harich Swaps (as appropriately amended) would be "back to back" with the Restructuring Loans.

BondPower means BondPower Limited.

Cashflow Waterfall means the order of payments for the Debt as described in Part 8.

Change in Control means following the Restructuring Date any change in the control of a parent undertaking or a subsidiary undertaking of Drax Op Co, for which purpose control means a person who, together with any person acting in concert with him, in relation to another person:

(a)

 holds a majority of the voting rights in the other person; or

(b)

is a member of the other person and has the right to appoint or remove a majority of its board of directors; or

(c)

has the right to exercise a dominant influence over the other person:

(i)

by virtue of provisions contained in the other person's memorandum or articles of association; or

(ii)

by virtue of a control contract; or

(d)

is a member of the other person and controls alone or together with others, pursuant to an agreement with other shareholders or members, a majority of the voting rights in the undertaking.

Coal Procurement and Stocking Policy means Drax Op Co's coal procurement and stocking policy from time to time as approved by the Instructing Group.

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Subject to contract

Debt means all amounts payable in respect of each of the Restructuring Loans, the Super Priority Facilities and the A-1 Hedging.

Debt Service Reserve Accounts means the A-1 DSRA, the A-2 Debt Service Reserve Account, the A-3 Debt Service Reserve Account and the B Debt Service Reserve Account.

Drax Company means each of Drax Op Co, Drax Power, Drax Limited, AES Drax Electric Limited, Drax Holdings, Parent 2 and Parent (together the Drax Companies or the Drax Group).

Drax Holdings means AES Drax Holdings Limited.

Drax Limited means AES Drax Limited.

Drax Op Co means Drax Op Co Limited, a company incorporated under the laws of England and Wales (Registered No. 4883589).

Drax Power means AES Drax Power Limited.

Electricity Trading Policy means Drax Op Co's electricity trading policy from time to time as approved by the Instructing Group.

Equity means the shares in the Parent, which will be distributed to A-3 Lenders pursuant to, and in accordance with, the A Cash-out Option and the Equity Term Sheet.

Equity Term Sheet means the agreed form term sheet relating to the equity element of the capital structure after the Restructuring.

Eurobond Coupons means the interest coupons in respect of the Eurobonds.

Eurobonds means the £1,725,000,000 8.86% guaranteed secured bonds due 2015 issued by Drax Holdings.

Eurobond Terms and Conditions means the "Conditions of the Eurobonds" contained in the Eurobond Trust Deed.

Eurobond Trust Deed means the principal bond trust deed, as supplemented from time to time, dated 30th November, 1999 constituting the Eurobonds.

Existing Bank Facility means the £1,300,000,000 senior secured facility provided by the Senior Banks to InPower.

Existing Senior Creditors means:

(a)

the Senior Bondholders;

(b)

Senior Banks; and

(c)

the banks and financial institutions that are party to the existing interest rate and currency swaps with Drax Holdings and Drax Power (as applicable) in respect of the termination sums due to those banks and financial institutions upon the termination of those swaps in accordance with the terms and conditions of the Restructuring.

Facility means:

(a)

when designated A-1, the term loan facility referred to in Part 3;

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Subject to contract

(b)

when designated A-2, the term loan facility referred to in Part 4;

(c)

when designated A-3, the term loan facility referred to in Part 5;

(d)

when designated B, the term loan facility referred to in Part 6; and

(e)

when designated Super Priority L/C, the letter of credit facility referred to in Part 7,

and the Facilities means the A-1 Facility, the A-2 Facility, the A-3 Facility, the B Facility and the Super Priority L/C Facility taken together.

Further Eurobonds means the eurobonds to be issued by Drax Holdings in a principal amount approximately equivalent to the total principal amount of the A-3 Loan.

Harich means Harich Investments BV.

Harich Swaps means the swap structure among InPower, Harich and Drax Power to provide funds sufficient to pay interest and principal on the Existing Bank Facility when required.

Hedging means the new interest rate hedging to be entered into in relation to the A-1 Loans by Drax Op Co pursuant to, and in accordance with the terms and conditions of, the Hedging Principles and:

(a)

when designated A-1, means such hedging which the Hedging Bank concerned and Drax Op Co have, in accordance with the Hedging Principles, agreed shall constitute A-1 Hedging; and

(b)

when designated Super Priority, means such hedging which the Hedging Bank concerned and Drax Op Co have, in accordance with the Hedging Principles, agreed shall constitute Super Priority Hedging.

Hedging Banks means those banks and financial institutions providing the Hedging.

Hedging Principles means Drax Op Co's interest rate hedging policy as approved from time to time by the Instructing Group.

Hedging Termination Amounts means the termination amounts payable to Hedging Banks by Drax Op Co on the termination of any Hedging.

InPower  means InPower Limited.

InPower 2 means InPower 2 Limited.

Instructing Group has the meaning given in Part 8.

Intercreditor and Security Trust Deeds means the AES Intercreditor and Security Trust Deed dated 30th November, 1999 (as amended by a supplemental deed on 10th April, 2000 and as further amended and restated by a second supplemental deed on 2nd August, 2000) and the InPower Intercreditor and Security Trust Deed originally dated 30th November, 1999 (as amended by a supplemental deed on 10th April, 2000).

Interest Payment Date means, subject to paragraph 2 of Part 9 (Restructuring Date Waterfall), each 30th June and 31st December.

IPR means International Power PLC and includes its affiliates.

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Subject to contract

IPR Cash-out Fee means the £2,000,000 fee (as described in the IPR offer letter to Drax Holdings dated 30th August, 2003) payable to IPR if less than £10,000,000 of the IPR Funds are used under the A Cash-out Option.

IPR Funds means the funds of up to £100,000,000 to be made available by IPR to fund the A Cash-out Option and any taxes and duties payable by IPR in connection with the exercise thereof.

IPR Support Fee means the support fee (as described in the IPR offer letter to Drax Holdings dated 30th August, 2003) payable to IPR in accordance with the terms of the Shareholders Agreement.

Jersey NewCo means an independent special purpose entity to be incorporated in Jersey that will hold direct participations in the Restructuring Loans and will issue the Restructuring Notes.

Lenders means any, or all, of the A-1 Lenders, A-2 Lenders, A-3 Lenders and B Lenders, as the context requires.

Loan means:

(a)

when designated A-1, the principal amount of each borrowing under the A-1 Facility or the principal amount of such borrowing outstanding from time to time, as the context requires;

(b)

when designated A-2, the principal amount of each borrowing under the A-2 Facility or the principal amount of such borrowing outstanding from time to time, as the context requires;

(c)

when designated A-3, the principal amount of each borrowing under the A-3 Facility or the principal amount of such borrowing outstanding from time to time, as the context requires; and

(d)

when designated B, the principal amount of each borrowing under the B Facility or the principal amount of such borrowing outstanding from time to time, as the context requires.

Material Adverse Effect means any event or circumstance (or combination thereof) the effect of which, in the opinion of the Instructing Group (acting reasonably), is or is likely to be:

(a)

adverse to the ability of any Relevant Company to satisfy in full its payment obligations under any finance document when the same fall due: or

(b)

materially adverse to the ability of any Relevant Company to satisfy in full any of its material obligations (save for those referred to in paragraph (a) above) under any finance document or material project agreement when the same arise; or

(c)

materially adverse to the perfection, priority or enforceability of any security interest created or purportedly created pursuant to the terms of any security document; or

(d)

materially adverse to the ability of any finance party or any eurobond finance party to enforce any of its rights or remedies under any transaction document; or

(e)

materially adverse to the ability of any Relevant Company to enforce any of its material rights or remedies under any material project agreement; or

(f)

materially adverse to the business, assets or financial condition of any Relevant Company.

National Power means National Power PLC.

Notes means the notes issued by Jersey NewCo as part of the Restructuring and:

45

Subject to contract

(a)

when designated A-1, the notes issued by Jersey NewCo in connection with its A-1 Loans;

(b)

when designated A-2, the notes issued by Jersey NewCo in connection with its A-2 Loans;

(c)

when designated A-3, the notes issued by Jersey NewCo in connection with its A-3 Loans; and

(d)

when designated B, the notes issued by Jersey NewCo in connection with its B Loans.

Obligor means each of InPower, InPower 2 or BondPower (together the Obligors).

Parent means the special purpose holding company to be incorporated in [the Cayman Islands] to act as the ultimate parent of the Drax Group.

Parent 2 means the special purpose holding company to be incorporated in [the Cayman Islands] to act as the immediate holding company of Drax Holdings.

Power Station means the Drax power station located at the Site and comprising 6 Units and all associated property, plant, equipment and other operating assets.

Principal Drax Assets means the Site, the Power Station and any ancillary or related assets, facilities, properties, undertakings, contracts or rights of every description.

Project Facilities means the Site, the Power Station and any ancillary facilities.

Project Funds means funds available to the Drax Companies, in accordance with the terms and conditions of the Restructuring, to be applied in [purchasing] A-2 Loans and A-3 Loans pursuant to the A Cash-out Option.

Relevant Company means an Obligor or a Drax Company (together the Relevant Companies).

Required Balance means, as of the most recent Interest Payment Date, in relation to:

(a)

the A-1 DSRA, a balance equal to the aggregate of the interest and scheduled principal repayments falling due (or forecast to fall due) in relation to the A-1 Facility on the next two Interest Payment Dates (taking account of the Hedging); and

(b)

each of the A-2DSRA, the A-3 DSRA and the B DSRA, an amount equal to the interest falling due (or forecast to fall due) on the next Interest Payment Date (or, in the case of any Interest Payment Date falling on or before 31st December, 2006 in relation to each of the A-2 Facility (and the A-2 DSRA) and the A-3 Facility (and the A-3 DSRA) only, the next three Interest Payment Dates) less the amounts which are (forecast) to be available for servicing interest on the Facility with the same designation as the relevant Debt Service Reserve Account on such (or each such) Interest Payment Date, in accordance with the Cashflow Waterfall and taking account of the Hedging and the Debt Service Reserve Accounts to the extent that they are forecast to be funded on the relevant Interest Payment Date(s).

Restructuring means the proposed restructuring to be implemented through appropriate schemes of arrangement of the secured debt of Drax Holdings and InPower.

Restructuring Date means the date on which the Restructuring becomes effective (which will be the date all schemes of arrangements proposed pursuant to the Restructuring are sanctioned and approved by the relevant courts).

46

Subject to contract

Restructuring Date Waterfall means the order of payments for the Restructuring Date as described in Part 9.

Restructuring Loans means the A-1 Loans, the A-2 Loans, the A-3 Loans and the B Loans taken together.

Restructuring Notes means the A-1 Notes, the A-2 Notes, the A-3 Notes and the B Notes taken together.

Security means the direct and indirect security to be granted in favour of the Lenders to secure the Debt, as detailed in clause 3.2 (Indirect Security) of Part 2.

Security Ranking means the ranking of each Facility’s respective claim on the Security as set out in Part 8.

Senior Banks means the syndicate of banks participating in the Existing Bank Facility.

Senior Bonds means the $302,400,000 10.41% senior secured bonds issued by Drax Holdings and due 2020 and the £200,000,000 9.07% senior secured bonds issued by Drax Holdings and due 2025.

Senior Bondholders means the holders of beneficial interests in the Senior Bonds.

Shareholders Agreement means the agreement to be entered into by the holders of the Equity pursuant to the Restructuring.

Site means the freehold land and buildings thereon comprising Drax Power Station, North Yorkshire and land adjoining Drax Power Station transferred to Drax Power by a transfer dated 8th July, 1999 made between National Power and Drax Power, together with the Atmospheric Monitoring Sites leased, licensed or assigned to Drax Power pursuant to the Sale of Business Agreement between National Power and Drax Power dated 8th July, 1999 and the Share Sale and Purchase Agreement between National Power and Drax Limited dated 18th August, 1999.

Super Majority Lenders means 90% majority by value of A-1 Lenders, A-2 Lenders, A-3 Lenders and B Lenders (taken together) which have voted within 30 days (or such other shorter period as specified by the Facility Agent).11

Super Priority Facilities means:

(a)

the Super Priority L/C Facility;

(b)

any replacement of or supplement or extension to the Super Priority L/C Facility up to an aggregate amount (together with the Super Priority L/C Facility) of £100m or such higher amount not exceeding £[      ] as is determined by the Super Majority Lenders, provided that either (i) the terms of such replacement or supplemental facilities have been approved by the Instructing Group and the relevant facility providers have acceded to the Drax Intercreditor Deed or (ii) the replacement or supplemental facilities are on substantially the same terms and conditions as the Super Priority L/C Facility; and

(c)

the Super Priority Hedging.

transaction documents means the project agreements and the finance documents.

_________________

11 See footnote 2.

47

Subject to contract

TXU Claim means the claim issued by Drax Power for approximately £85,000,000 (including VAT) in unpaid amounts for power purchased by TXU Europe Energy Trading Limited and approximately £266,000,000 in liquidated damages for the default of TXU Europe Energy Trading Limited which led Drax Power to terminate the long-term power purchase agreement between the two parties.

TXU Europe Companies means TXU Europe Energy Trading Limited and TXU Europe Group plc.

TXU Proceeds means all amounts from time to time recovered by any Drax Company pursuant to the TXU Claim (excluding VAT).

48

EXHIBIT C
Term Sheet for the Restructuring Notes

EXHIBIT C

DRAX POWER STATION

RESTRUCTURING TERM SHEET

RESTRUCTURING
NOTES

MILBANK, TWEED, HADLEY & McCLOY

11.	Indicative Structure Diagram	12
Part II	A-1 Notes Term Sheet
Part III	A-2 Notes Term Sheet
Part IV	A-3 Notes Term Sheet
Part V	B Notes Term Sheet

(ii)

SUBJECT TO CONTRACT

Part I

Overview of Jersey Newco Notes

Unless otherwise defined herein, capitalized terms have the meanings ascribed to them in the Drax Power Station Restructuring Term Sheet respecting the Debt issued by InPower 2 (the “Debt Term Sheet”).

1.

INTRODUCTION

1.1

Generally

This section provides a brief overview of the repayment structure, guarantee, security package, intercreditor arrangements and certain other terms in respect of the Notes.  The Notes will be issued to the Existing Senior Creditors that, pursuant to the Restructuring, certify that they are either (i) a person other than a “U.S. person” (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”)) or (ii) an accredited investor as defined in paragraph (1), (2), (3) or (7) of Rule 501(a) under the Securities Act, and elect to hold Notes of [Jersey Newco] (“Jersey Newco”) rather than Debt of InPower 2 (“Noteholders”).  A diagram of the intended structure following the Restructuring is included below in 11. “Indicative Structure Diagram”.

1.2

Jersey Newco

The Notes will represent claims against Jersey Newco, a Jersey-incorporated special purpose entity. Jersey Newco’s principal assets will be the Debt1. Jersey Newco will act for the benefit of, and on behalf of the holders of the Notes, with respect to its rights in relation to the Debt.

1.3

Currency

Drax Holdings is exploring the possibility of retaining certain dollar-denominated debt obligations following the Restructuring in order to permit the issuance of Notes denominated in dollars as well as in sterling. In connection with this, Drax Holdings is seeking to determine the cost of currency hedging in relation to each of the tranches of Restructuring Loans. Unless Drax Holdings is able to obtain quotes for currency hedging on commercially reasonable terms and to reach agreement with the Secured Creditors as to the cost and risk allocation of such currency exposure and hedging, no dollar–denominated Notes will be made available.

1   To be determined – how Jersey Newco’s operating expenses are funded (up front payment in full; extra Debt tranche; other).

SUBJECT TO CONTRACT

2.

REPAYMENT OVERVIEW

2.1

Repayment

Repayment of, and payment of interest on, each Class of Notes will be funded solely through payments of principal and interest on the corresponding tranche of Debt issued by InPower 2 to Jersey Newco.

The payment terms of each class of Notes (i.e., the A-1, A-2, A-3 and B Notes) will be substantially the same as the payment terms of the corresponding tranche of Debt (i.e., A-1, A-2, A-3 or B Debt, respectively) held by Jersey Newco such that when there is a payment to Jersey Newco in respect of a tranche of Debt, there will be a corresponding payment in respect of the corresponding class of Notes.

Accordingly, for example, a Noteholder holding A-1 Notes will be paid interest and principal upon, and only upon, the receipt by Jersey Newco of a payment of interest or principal, as the case may be, in respect of A-1 Debt held by Jersey Newco.

2.2

Limited Recourse

Jersey Newco will be a special purpose entity.  It will not be permitted to have any activities other than those ancillary to its role in the structure (see 3.3 below) and its resources will be limited to payments it receives in respect of the Debt.  A Noteholder’s recourse against Jersey Newco will thus be limited to amounts received by Jersey Newco in respect of the tranche of Debt (i.e., A-1, A-2, A-3 or B Debt) corresponding to the class of Notes (i.e., A-1, A-2, A-3 or B Notes) held by such Noteholder (including the proceeds of enforcement of the security from which Jersey Newco benefits in respect of such tranche of Debt).

As is common with many structures of this type, the directors of Jersey Newco will require limited recourse language to be included in the Notes documentation.

2.3

Additional Amounts

Jersey Newco will not pay additional amounts in respect of the Notes to offset withholding taxes if imposed as a result of a change in law.  In the event Jersey Newco receives any additional amounts in respect of a tranche of Debt, it will distribute such amounts to the holders of the corresponding class of Notes on a pro rata basis.

3.

SECURITY STRUCTURE

3.1

Overview

The Notes will be secured as follows:

The A-1 Notes will be secured by a first priority charge over (a) the A-1 Debt held by Jersey Newco and (b) the shares of Jersey Newco.

The A-2 Notes will be secured by (a) a first priority charge over the A-2 Debt held by Jersey Newco and (b) a second priority charge over the shares of Jersey Newco.

SUBJECT TO CONTRACT

The A-3 Notes will be secured by (a) a first priority charge over the A-3 Debt held by Jersey Newco and (b) a third priority charge over the shares of Jersey Newco.

The B Notes will be secured by (a) a first priority charge over the B Debt held by Jersey Newco and (b) a fourth priority charge over the shares of Jersey Newco.

3.2

Indirect Security

To the extent that Jersey Newco benefits, with respect to a tranche of Debt held by Jersey Newco, from the security (described in the Debt Term Sheet) for such tranche, the Noteholders of the class of Notes secured by such tranche of Debt will benefit indirectly from such underlying security.

3.3

Covenants Restricting Jersey Newco

Jersey Newco will covenant, among other things, not to:

engage in any business other than the holding of its interests in the Debt and servicing the Notes;

incur indebtedness other than the Notes;

make any distributions other than to the holders of the Notes;

create any liens other than the liens on the Debt for the benefit of the holders of the Notes;

pay dividends or make other equity distributions;

purchase or redeem capital stock;

make investments;

sell assets;

engage in transactions with affiliates;

effect a consolidation or merger; or

acquire subsidiaries.

Jersey Newco will covenant to enforce its rights under the agreement under which new debt Facilities are provided to InPower 2 (the “Facility Agreement”), subject to instructions from Noteholders to the extent required.

The above covenants, together with the other covenants of Jersey Newco, including its covenant to provide information (see 9. “Information” below) and to obtain instructions from the holders of the Notes (see 5. “Voting” below), are together referred to as the “Jersey Newco Covenants”.

SUBJECT TO CONTRACT

3.4

Events of Default and Remedies

For the purposes of the terms and conditions of the Notes, the term “Event of Default” will include:

(a)

a default by Jersey Newco in the payment of principal, interest or any other amounts due on the Notes and such default continues for a period of 5 days;

(b)

the occurrence of an Event of Default under the Facility Agreement attributable to:

(i)

a failure by InPower2 to pay principal, interest or any other amounts due on the Debt; or

(ii)

insolvency, insolvency proceedings or similar events affecting InPower 2;

(iii)

any repudiation, rescission, invalidity, ineffectiveness or illegality of the documentation relating to the Debt;

(iv)

expropriation of all or substantially all of InPower 2’s assets;

(v)

InPower 2’s suspension or cessation of all or a substantial part of its business;

(c)

any failure by Jersey Newco to comply with the Jersey Newco Covenants;

(d)

any security interest provided to the holders of the Notes not being effective or  being alleged by Jersey Newco to be ineffective to create the security interests it purports to create and/or any material term with respect to the security interests not constituting a legal, valid, binding and enforceable obligation and such ineffective, illegal, invalid or unenforceable document or term has not being cured within 10 days after Jersey Newco has obtained knowledge thereof;

(e)

the attachment of any material asset of Jersey Newco;

(f)

failure by Jersey Newco to pay final judgments aggregating in excess of £1 million, which judgments are not paid, discharged or stayed for a period of 60 days; and

(g)

certain events of bankruptcy, insolvency or administration described in the Note Trust Deed (as defined below) with respect to Jersey Newco.

If an Event of Default occurs and is continuing, (i) the Note Trustee (as defined below) or holders of 25% by value of the Notes may declare by written notice to Jersey Newco the principal amount and all accrued interest with respect to the Notes then outstanding to be due and payable immediately, or (ii) the holders of 25% by value of the Notes may direct the Note Trustee in the exercise of any power under the Note Trust Deed to take enforcement action with respect to the Debt or any other security charged for the benefit

SUBJECT TO CONTRACT

of the holders of the Notes. Any such acceleration or enforcement action described in (i) or (ii) above can be rescinded by holders of a majority in aggregate principal amount.

3.5

Option to Purchase

Enforcement by the Lenders under a Facility or Facilities (other than to prevent the appointment of an administrator or upon the winding up of any Relevant Company) is subject to the Lenders under each subordinate Facility having an option (ranking in the same order as the relevant Facility) to purchase the Debt arising under that senior Facility at par for [30] days.  In such circumstances, there will be parallel option arrangements for the holders of the Notes.

4.

MANDATORY REDEMPTION AND REPAYMENT

4.1

Generally

In the event InPower 2 redeems or repays, in whole or in part, any tranche of the Debt pursuant to the Facility Agreement (for example, in accordance with the Cash Flow Waterfall), Jersey Newco shall be required to concurrently redeem or repay the proportionate amount of the corresponding class of Notes on the same terms.

Prepayments in respect of the A-1 Notes will be applied in inverse order of maturity.  Prepayments in respect of the other classes of Notes (i.e., A-2, A-3 and B Notes) will be applied in reduction of the principal amount of the corresponding class of the Notes.

4.2

Change in Control Put

Each holder of A-1 or A-2 Notes will have a right to require Jersey Newco to redeem its interest in such Notes in the event of a Change in Control.  If a holder of A-1 or A-2 Notes so elects to require Jersey Newco to redeem its interest in such Notes, Jersey Newco will elect to require InPower 2 to repay a corresponding portion of the corresponding tranche of Debt held by Jersey Newco.

5.

VOTING

5.1

Voting Mechanics

Jersey Newco, as a holder of certain tranches of Debt (A-1, A-2, A-3 and B Debt), will not be entitled to vote its interests in that Debt other than in respect of “Noteholder Instruction Matters”, which are to include:

(a)

any consent which would have been required under a covenant reflecting the Noteholder Terms;

(b)

any determination to be made by the Majority A-3 Lenders as to whether to require a repayment of the A-3 Debt upon a Change in Control;

(c)

any decision to be made by the Majority A-1 Lenders (or, as the case may be, the Majority A-2, A-3 or B Lenders) or the Instructing Group with respect to the exercise of rights to accelerate Debt, require the enforcement of guarantees and

SUBJECT TO CONTRACT

security and take other enforcement action, but only insofar as such rights arise in consequence of:

(i)

non–payment in respect of the relevant Debt;

(ii)

an insolvency–type event;

(iii)

a breach of covenant reflecting Noteholder Terms; or

(iv)

the occurrence of an event of default reflecting Noteholder Terms;

(d)

any decision to be made by the B Lenders in relation to their rights to instruct InPower 2 to procure the making of determinations in respect of the TXU Claim or the voting of the Drax Companies’ interest in the TXU Claim in any insolvency of either TXU Europe Company;

(e)

decisions to be made in relation to Fundamental Rights and other decisions to be made by the Super Majority Lenders, all the Lenders or all the Lenders other than the B Lenders; and

(f)

amendments and waivers in relation to any of the above.

Where Jersey Newco is entitled to vote its interest in a particular tranche of Debt in respect of a Noteholder Instruction Matter, it will be required to obtain instructions from the holders of the corresponding class of Notes and will vote its interest in the tranche of Debt in proportion to the instructions it receives from the Noteholders of such class prior to the time when holders of such Debt are required to vote. If Jersey Newco does not receive instructions in time with respect to a portion of the Notes of a particular class that is entitled to vote on a matter, Jersey Newco shall abstain from voting a corresponding portion of its interest in the corresponding tranche of the Debt.  Thus, for example, if 60% by value of the Noteholders of a class of Notes instruct Jersey Newco to agree to a particular course of action, 30% by value of the Noteholders of such class instruct Jersey Newco not to agree to that course of action and the remaining Noteholders of such class abstain or fail to provide timely voting instructions to Jersey Newco, Jersey Newco will vote its interest in the corresponding tranche of Debt 60% in favour and 30% against and abstain as to 10%.

Jersey Newco may rely upon an officer’s certificate of InPower 2 (which may in turn rely on an officer’s certificate from Drax Holdings) to determine whether or not there has occurred a breach of the Noteholder Terms in relation to a covenant.

5.2

Noteholder Terms

"Noteholder Terms” means the terms of covenants and events of default, to be agreed and detailed in the Note Trust Deed and the InPower 2 Intercreditor and Security Trust Deed, corresponding to the provisions of the Senior Bonds (with necessary modifications to reflect the Restructuring and the termination of contracts, including the power purchase agreement with TXU, and corresponding terms contained in the Facility

SUBJECT TO CONTRACT

Agreement, with exclusions and additional or alternative materiality thresholds and exceptions appropriate for "bond style" covenants and events of default).

5.3

Fundamental Rights

“Fundamental Rights” means, in relation to any Facility (other than the Super Priority Facilities), rights with respect to:

(a)

the principal amount thereof, any interest payable thereon, the time of any payment thereunder or the tenor, amortisation, currency or payment, priority or ranking thereof;

(b)

the delivery of certain information required to be provided to the Lenders;

(c)

any requirements for listing;

(d)

the Change in Control mandatory redemption;

(e)

any covenant in the finance documents restricting the Drax Companies’ ability to make payments (directly or indirectly) to InPower 2 the change of which may adversely impact the ability of InPower 2 to receive payments on the Eurobonds; and

(f)

provisions, if any, that restrict the ability of the holders of Notes to elect to exchange their Notes for Debt as contemplated by section  8.3 below.

5.4

Amendment; Supplement and Waiver

Except as provided in the next paragraph, the Note Trustee may, with the consent of at least a majority in principal amount of the Notes then outstanding, agree to amendments, supplements and waivers in relation to the Note Trust Deed.  For purposes of this paragraph only, “Notes” means: (a) only A-1 Notes if any A-1 Notes are outstanding; (b) only A-2 Notes if any A-2 Notes (but no A-1 Notes) are outstanding; (c) only A-3 Notes if any A-3 Notes (but no A-1 or A-2 Notes) are outstanding and (d) only B Notes (if no A-1, A-2 or A-3 Notes are outstanding).

Without the consent of each holder of Notes thereby affected, no amendment, supplement, or waiver may:

(a)

reduce the principal or change the fixed maturity of any Note, or alter the provisions with respect to the redemption of the Notes in any manner adverse to the holders of the Notes; or

(b)

waive a default or Event of Default in the payment of principal of or premium, or interest on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from that acceleration (see section 3.4 “Events of Default and Remedies” above).

SUBJECT TO CONTRACT

6.

LINKING OF A-2 AND A-3 NOTES AND EQUITY

6.1

Linking Mechanism

In accordance with the proposed Restructuring, the A-2 Notes, A-3 Notes and Equity (together, the “Note Linked Securities”) allocated to a Noteholder will remain “linked” for an initial period  (the “Linked Period”).  During the Linked Period, no Noteholder may sell any single Note Linked Security without also selling proportionate amounts of its other Note Linked Securities at the same time to the same transferee.

Except as described in the next paragraph, the mechanism for linking the Note Linked Securities will be depositary receipts.  The A-2 Notes, A-3 Notes and Equity may be deposited with a depositary which will issue depositary receipts (the “Receipts”).  A Noteholder will be issued one or more Receipts representing the aggregate amount of A-2 Notes, A-3 Notes and Equity allocated to it.

In the event that it is not possible to list the Receipts on an appropriate investment exchange, the Receipts held by a Noteholder will be exchanged for the A-2 Notes, A-3 Notes and Equity represented by such Receipts, constituted in registered form, separately listed on an appropriate investment exchange, and subject to contractual restrictions (contained in the Notes documentation and the articles of association of Parent) which will prevent, ab initio, the transfer of the Note Linked Securities except in accordance with the principle of Linkage as specified above.

6.2

Linking Termination

The Linked Period shall end upon the earlier of: (i) the aggregate outstanding balance of the A-1 Debt and the A-2 Debt falling below £600 million, (ii) 31 December 2008, or (iii) a positive vote of 75% or more of the aggregate holders by value of the A-2 Debt to terminate the Linked Period.

6.3

Exercise of Rights in Respect of Note Linked Securities

All payments received in respect of the Note Linked Securities while represented in the form of Receipts will be administered through the depositary and all rights of a Noteholder under any of the Note Linked Securities represented by its Receipts will be exercised through the depositary.

6.4

Exchange of Note Linked Securities for Loans

If a holder of Receipts elects at any time to exchange the A-2 and A-3 Notes represented by a Receipt for A-2 Debt and A-3 Debt as contemplated by section 8.3 below, a Noteholder shall be permitted to do so, provided that the Equity represented by such Receipt is linked to such A-2 Debt and A-3 Debt as described in section 6.1 above and section 8.3 blow.

7.

LISTING; NO SEC REGISTRATION

Drax Holdings will use its reasonable endeavours to assist Jersey Newco in obtaining a listing of the A-1 Notes on an appropriate investment exchange by 30 June 2004.

SUBJECT TO CONTRACT

Drax Holdings also will use its reasonable endeavours to assist in procuring that the Receipts are listed on an appropriate investment exchange by 30 June 2004, but no assurances can be given that the listing of the Receipts will be obtained.  In the event that it is not possible to list the Receipts on an appropriate investment exchange, the A-2 Notes and the A-3 Notes will be constituted in registered form and Drax Holdings will use its reasonable endeavours to list the A-2 Notes and the A-3 Notes separately on an appropriate investment exchange (although no assurance can be given that such listing will be obtained); the A-2 Notes and the A-3 Notes will be subject to contractual restrictions contained in the Notes documentation and articles of association of Parent which will prevent, ab initio, the transfer of the Note Linked Securities except in accordance with the principle of linkage as specified above.

Drax Holdings will use its reasonable endeavours to assist Jersey Newco in obtaining a listing of the B Notes on an appropriate investment exchange within 90 days of the scheme of arrangement in respect of TXU Energy Trading Europe Limited being published.

The Notes will not have the benefit of rights to registration under the Securities Act.

8.

TRANSFER RESTRICTIONS; SHAREHOLDER ARRANGEMENTS; EXCHANGES

8.1

Transfer Restrictions

Notes may be transferred only (i) if to a U.S. person or within the United States, to (a) a qualified institutional buyer, as such term is defined in Rule 144A under the Securities Act, in accordance with Rule 144A under the Securities Act, or (b) in a transaction exempt from the registration requirements of the Securities Act, to an accredited investor as defined in paragraph (1), (2), (3) or (7) of Rule 501(a) under the Securities Act or (ii) outside the United States, to non-U.S. persons in reliance upon Regulation S under the Securities Act, and, in each case set forth in clause (i) or (ii) above, in accordance with applicable securities laws of any state of the United States or any other jurisdiction.  In addition, Notes initially acquired in reliance upon Regulation S under the Securities Act also will be subject to offering restrictions (as defined in Regulation S under the Securities Act) and may not be transferred prior to the expiration of a 40-day distribution compliance period to a U.S. person or for the account or benefit of a U.S. person.  Transfers of Notes in other jurisdictions may also be restricted.

8.2

Shareholder Arrangements

Noteholders holding Equity either directly or through a Receipt will be bound by provisions under a Shareholder Agreement or other mechanism, as described in the Equity Term Sheet that governs shareholder voting rights and transfers of Equity.  Any transferee of such Equity will be bound by such provisions.

SUBJECT TO CONTRACT

8.3

Exchanges

Upon the enforcement of the security for the Notes consequent upon the occurrence of an Event of Default, a Noteholder of a class of Notes may exchange such Notes for Debt held by Jersey Newco of the corresponding tranche in the same principal amount, provided that, in the case of A-2 Debt and A-3 Debt, such Debt and the Equity linked to such Debt is subject to contractual restrictions, if applicable, contained in the Facility Agreement documentation and the articles of association of Parent, which will permit transfers of any such linked security only when also selling proportionate amounts of the other linked securities to the same transferee.

9.

INFORMATION

While any Notes remain outstanding, Jersey Newco shall, during any period in which it is not subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”) or exempt from reporting pursuant to Rule 12g3-2(b) under the Securities Exchange Act, make available to any qualified institutional buyer (as defined in Rule 144A under the Securities Act) who holds any Note and any prospective purchaser of a Note who is a qualified institutional buyer (as so defined) designated by such holder of such Notes, upon the request of such holder or prospective purchaser, the information concerning Jersey Newco required to be provided to such holder or prospective purchaser by Rule 144A(d)(4) under the Securities Act and any semi-annual and other interim reports or information of a type typically provided to holders of capital markets debt.

Jersey Newco will be required to provide to the Note Trustee any information received by Jersey Newco as a holder of Debt under the Facility Agreement, in addition to that which is required to make available pursuant to the preceding paragraph (“Supplemental Information”).  Unless otherwise agreed, holders of the Notes will be entitled to receive such Supplemental Information upon request to the Note Trustee.

Jersey Newco will provide financial statements required under the U.S. tax rules for holders who make the “QEF election” under the rules for passive foreign investment companies.

10.

MISCELLANEOUS

10.1

Note Trust Deed

The Notes will be constituted by a trust deed (the “Trust Deed”) between Jersey Newco as the issuer and [       ] (the “Note Trustee”).

10.2

Governing Law

The Note Trust Deed will be governed by English law.

SUBJECT TO CONTRACT

10.3

Jurisdiction

The courts of England will have jurisdiction to settle any disputes in connection with the Notes.

SUBJECT TO CONTRACT

11.

INDICATIVE STRUCTURE DIAGRAM

SUBJECT TO CONTRACT

Part II

A-1 Notes Term Sheet

Issuer:	Jersey Newco.
Amount of A-1 Notes:	Equal to Jersey Newco’s holding of A-1 Loans.[2]
Final Maturity Date:	30 June 2015.
Scheduled Principal Payments:	The A-1 Notes will have an amortisation schedule which reflects on a proportionate basis the amortisation schedule of the A-1 Loans.
Interest:

Sterling LIBOR plus a margin of 2.50% per annum.

Interest will accrue from 1 July 2003 and be payable semi-annually in arrears on 31 December.  Initially, interest will be paid on the Restructuring Date on the basis of the pass-through of amounts received by Jersey Newco in accordance with the Restructuring Date Waterfall.  Thereafter, interest will be payable on 30 June and 31 December of each year.  31 December 2003 shall not be an Interest Payment Date for the Notes.  This term sheet assumes that the Restructuring Date falls on or before 31 December 2003.

Form and Denomination:

The A-1 Notes will be issued in denominations of £100,000 and integral multiples of £1,000 in excess thereof. The A-1 Notes will be issued initially as one or more global securities in registered form without coupons.

2

Jersey Newco’s total holding of A-1 Loans will be dependent on the number of Senior Banks, Senior Bondholders and Hedging Banks that elect to take restructured debt in the form of Jersey Newco notes.

SUBJECT TO CONTRACT

Part III

A-2 Notes Term Sheet

Issuer:	Jersey Newco].
Amount of A-2 Notes:	Equal to Jersey Newco’s holding of A-2 Loans.[3]
Final Maturity Date:	30 June 2015.
Scheduled Principal Payments:	No scheduled amortisation of principal.
Interest:

Sterling LIBOR plus a margin of 4.00% per annum.

Interest will accrue from 1 July 2003 and be payable semi-annually in arrears on 31 December.  Initially, interest will be paid on the Restructuring Date on the basis of the pass-through of amounts received by Jersey Newco in accordance with the Restructuring Date Waterfall.  Thereafter, interest will be payable on 30 June and 31 December of each year.  31 December 2003 shall not be an Interest Payment Date for the Notes.  This term sheet assumes that the Restructuring Date falls on or before 31 December 2003.

Interest is cash pay only to the extent that there is excess cash available from interest received by Jersey Newco in respect of A-2 Loans on the relevant interest payment date. Unpaid interest is deferred (not capitalised) and is interest bearing at the same rate. The deferred amount, and interest on such amount, is payable on the next interest payment date on the same basis.

Form and Denomination:

The A-2 Notes will be issued in denominations of £100,000 and integral multiples of £1,000 in excess thereof.  The A-2 Notes each will be issued initially as one or more global securities in registered form without coupons.

3

Jersey Newco’s total holding of A–2 Loans will vary depending upon the number of Senior Banks, Senior Bondholders and Hedging Banks that elect to take restructured debt in the form of Jersey Newco notes and also make a positive election not to exercise the A Cash-out Option.

SUBJECT TO CONTRACT

Part IV

A-3 Notes Term Sheet

Issuer:	Jersey Newco.
Amount of A-3 Notes:	Equal to Jersey Newco’s holding of A-3 Loans.[4]
Final Maturity Date:	30 June 2020.
Scheduled Principal Payments:	No scheduled amortisation of principal.
Interest:	Sterling LIBOR plus a margin of 5.00% per annum.

Interest will accrue from 1 July 2003 and be payable semi-annually in arrears on 31 December.  Initially, interest will be paid on the Restructuring Date on the basis of the pass-through of amounts received by Jersey Newco in accordance with the Restructuring Date Waterfall.  Thereafter, interest will be payable on 30 June and 31 December of each year.  31 December 2003 shall not be an Interest Payment Date for the Notes.  This term sheet assumes that the Restructuring Date falls on or before 31 December 2003.

Interest is cash pay only to the extent that there is excess cash available from interest received by Jersey Newco in respect of A-3 Loans on the relevant interest payment date.  Unpaid interest is deferred (not capitalised) and is interest bearing at the same rate.  The deferred amount, and interest on such amount, is payable on the next interest payment date on the same basis.

Form and Denomination:

The A-3 Notes will be issued in denominations of £100,000 and integral multiples of £1,000 in excess thereof.  The A-3 Notes will be issued initially as one or more global securities in registered form without coupons.

4

Jersey Newco’s total holding of A–3 Loans will vary depending upon the number of Senior Banks, Senior Bondholders and Hedging Banks that elect to take restructured debt in the form of Jersey Newco notes and also make a positive election not to exercise the A Cash-out Option.

SUBJECT TO CONTRACT

Part V

B Notes Term Sheet

Issuer:	Jersey Newco.
Amount of B Notes:	Equal to Jersey Newco’s holding of B Loans.[5]
Final Maturity Date:	30 June 2025.
Scheduled Principal Payments:	No scheduled amortisation of principal.
Interest:

Sterling LIBOR plus a margin of 2.00% per annum.

Interest will accrue from 1 July 2003 and be payable semi-annually in arrears on 31 December.  Initially, interest will be paid on the Restructuring Date on the basis of the pass-through of amounts received by Jersey Newco in accordance with the Restructuring Date Waterfall.  Thereafter, interest will be payable on 30 June and 31 December of each year.  31 December 2003 shall not be an Interest Payment Date for the Notes.  This term sheet assumes that the Restructuring Date falls on or before 31 December 2003.

Interest is cash pay only to the extent that there is excess cash available from interest received by Jersey Newco in respect of B Loans on the relevant interest payment date. Unpaid interest is deferred (not capitalised) and is interest bearing at the same rate.  The deferred amount, and interest on such amount, is payable on the next interest payment date on the same basis.

Form and Denomination:

The B Notes will be issued in denominations of £100,000 and integral multiples of £1,000 in excess thereof.  The B Notes will be issued initially as one or more global securities in registered form without coupons.

5

Jersey Newco’s total holding of B Loans will vary depending upon the number of Senior Banks, Senior Bondholders and Hedging Banks that elect to take restructured debt in the form of Jersey Newco notes and also make a positive election either not to exercise the A Cash–out Option or not to exercise the B Cash–out Option.

EXHIBIT D
Equity Term Sheet

SUBJECT TO CONTRACT

DRAX RESTRUCTURING

EQUITY TERM SHEET

Unless otherwise defined, words defined in the Form 6-K dated 15 September, 2003 shall have the same meaning when used herein. Further definitions are set out in clause 14.

1.

ISSUING COMPANY

A newly incorporated company (expected to be incorporated in the Cayman Islands) which owns (directly or indirectly) all of the share capital of Drax Holdings and hence is the indirect 100 per cent. owner of the Drax power station and associated assets (the Company).

2.

SHARE ALLOCATION

Ordinary shares in the Company (Shares or the Equity) having a minimal nominal value will be issued fully paid to the holders of the A3 Debt (following the implementation of the A Cash-out Option under the Drax Holdings Schemes) on the basis of 1 Share per £1 of A3 Debt.

Immediately following the distribution of A2 Debt and A3 Debt under the Drax Holdings Scheme, the Company will issue the Shares at par to the relevant holders of the A3 Debt. If required, the shareholders of the Company immediately prior to the Restructuring will transfer the Shares held by them to the holders of the A3 Debt. All Shares will be issued fully paid.

3.

MECHANISM FOR HOLDING THE SHARES

The Senior Banks, the Senior Bondholders and any Hedging Banks whose rights have been compromised in respect of hedging termination payments under the Drax Holdings Scheme will hold their respective Shares directly.

IPR may hold its Shares through a wholly owned subsidiary (the IPR Investor Vehicle and together with IPR and its subsidiaries, the IPR Entities).

The holders of Shares (the Shareholders) will, as a condition to the subscription/acquisition of the Shares, be required to enter into a shareholders' agreement (or will be bound by some other binding agreement) to regulate the affairs of the Company and to govern rights amongst themselves (such agreement or other arrangement is referred to herein as the Shareholders' Agreement).

4.

LINKED SECURITIES AND OTHER TRANSFER RESTRICTIONS

Subject to the drag along rights described in paragraph 5, until: the earliest of (i) 31st December, 2008; (ii) the date on which the aggregate balance of the A1 Debt and A2 Debt outstanding is less than £600,000,000; or (iii) the resolution to the contrary of 75 per cent. or more of the aggregate holders in value of the A2 Debt (the Linked Period), the Shares, the A2 Debt and the A3 Debt (the Linked Securities) will be linked together.  During the Linked Period, no holder of Linked Securities may sell any Linked Security without also selling an equal proportion of the other Linked Securities at the same time to the same transferee.

The mechanism for linking the Linked Securities will depend on whether the A2 Debt and the A3 Debt is held in the form of Restructuring Notes or Restructuring Loans.

In relation to the A2 Debt and the A3 Debt that is issued in the form of Restructuring Notes (respectively the A2 Notes and the A3 Notes), the A2 Notes, the A3 Notes and the Shares may be deposited with a depositary who will issue a depositary receipt (the Receipt) for administrative ease. Drax Holdings will use its reasonable endeavours to procure that the Receipt is listed on an appropriate investment exchange by 30th June, 2004, though no assurance can be given that such listing will be obtained. In the event that it is not possible to list the Receipt on an appropriate investment exchange, the A2 Notes and the A3 Notes will be constituted in registered form and Drax Holdings will use its reasonable endeavours to list separately the A2 Notes and the A3 Notes on an appropriate investment exchange (though no assurance can be given that such listing will be obtained); the A2 Notes and the A3 Notes will be subject to contractual restrictions (contained in the note documentation and the articles of association of the Company) which will prevent, ab initio, the transfer of the Linked Securities except in accordance with the principle of linkage as specified above.

In relation to the A2 Debt and the A3 Debt that is issued in the form of Restructuring Loans (respectively the A2 Loans and the A3 Loans), the A2 Loans, the A3 Loans and the Shares will be subject to contractual restrictions (contained in the loan documentation and the articles of association of the Company) which will prevent, ab initio, the transfer of the Linked Securities except in accordance with the principle of linkage as specified above.

During the Linked Period, the minimum transfer restrictions for the A2 Debt and the A3 Debt will determine the minimum transfer restrictions for the Shares. After the expiry of the Linked Period, if a Shareholder is transferring less than 100 per cent. of its Shares, the transfer must be in multiples of amounts to be determined (with a view to reducing the cost and burden of administering transfers to a reasonable level).

Any transferee of Shares who is not already a Shareholder will be required to observe and perform the provisions and obligations of any Shareholders Agreement.

5.

OWNERSHIP AND CONTROL

Tag along - controlling interest

During the Linked Period, if any Shareholder wishes to transfer Linked Securities to a Controller or where a transfer of Linked Securities would result in a Change of Control (or, where Linked Securities are held in the form of a Receipt, where there would be a Change of Control or a transfer of Shares to a Controller if the underlying Shares were transferred to the proposed transferee and the Shares underlying the Receipts in which the proposed transferee already holds an interest were held directly by the proposed transferee), then such Shareholder shall ensure that the proposed transferee offers to acquire all of the Linked Securities or the Receipts, as the case may be, on identical terms.

After the Linked Period, if any Shareholder wishes to transfer Shares to a Controller or where a transfer of Shares would result in a Change of Control, then such Shareholder shall ensure that the proposed transferee offers to acquire all of the Shares on identical terms.

Drag along

If a Controller wishes to transfer all of its Shares, directly or by way of a transfer of Linked Securities, to any bona fide purchaser or purchasers acting in concert, it will be entitled to require the other Shareholders to transfer their Shares to that person on identical terms (subject to such terms being approved by the Directors (as defined below) with the support of an opinion, obtained from an independent investment bank of international standing selected by the Board (as defined below) at the cost of the Company or the Shareholders, that the price is at a fair value), and if it is proposed that the transfer occurs during the Linked Period, the Linked Securities shall cease to be linked for the purposes of such transfer.

Sale of the business

In the event of:

(a)

an offer being received for the whole of the Equity or a material part of the Principal Drax Assets, IPR requires notice of such receipt; and

(b)

any process or negotiations for the sale of the Equity or a material part of the Principal Drax Assets commencing, IPR requires notice of such commencement,

and in either case the Secured Creditors and each of the Drax Companies shall procure that IPR is afforded equivalent rights to those of the other person, in order to allow IPR to prepare and submit an offer for such Equity or a material part of the Principal Drax Assets, for consideration by the relevant company and/or the Secured Creditors. Acceptance of any such IPR offer (in respect of the Principal Drax Assets) shall be subject to a majority Shareholders' vote or majority Shareholders' approval in writing (excluding the IPR Entity). Any director nominated by IPR to the board of any of the Drax Companies considering any such sale or possible sale shall not be entitled to attend that part of any meeting of such board (or any relevant committee thereof) that is considering offers for such sale, unless IPR has confirmed in writing to the relevant board that it does not intend to participate in such sale and, having made such confirmation, IPR shall not make any offer in respect of such sale without the prior written consent of the relevant board.

Transfers to group companies

Subject to the requirement for the A2 Debt, A3 Debt and Shares to remain linked during the Linked Period, the transfer restrictions contained in this paragraph 5 will not apply in respect of any transfer by a Shareholder to any member of its group, provided that if any such transferee ceases to be a member of that Shareholder’s group, it will transfer the securities to another member of that group. It is intended that during the Linked Period each Shareholder will be able to transfer beneficial interests in Receipts and/or Shares to members of its group, subject to the above proviso and subject to this being and remaining consistent with the principle of linkage.

6.

DIVIDENDS

The Company may not pay any dividend or other distribution until such time as the A1 Debt, A2 Debt, A3 Debt and B Debt have been repaid in full. This provision is without prejudice to paragraph 13.

7.

MANAGEMENT OF THE COMPANY

The board of directors

The board of directors of the Company (the Board) shall comprise at least five but not more than six directors (the Directors). The Board will consist of three executive Directors (including the chief executive officer and the chief financial officer) and two or three non-executive Directors (including the chairman). Pending appointment of the new board, the existing board will remain in place.

The Company and Drax Opco will have the same board of directors. Each subsidiary of the Company will have no more than six directors, unless required by applicable law.

The executive team

The executive team will have responsibility for all plant matters, including in relation to trading, finance, human resources and health and safety. The composition of the executive team will be decided by the Board, but will be headed by the chief executive officer and will include the production director. The Shareholders (other than the IPR Entities) will decide whether any of the members of the executive team should also be members of the Board.

The production director

The Shareholders (other than the IPR Entities) will decide whether or not the production director should be a member of the Board. The production director shall be appointed by those Shareholders (if he is a Director) or by the Board (if he is not a Director). IPR shall be entitled to propose a suitably qualified individual to be considered for the position of production director.

A committee will be constituted to oversee the selection and appointment of the production director. The members of the committee will be the chief executive officer, the head of human resources and any non-executive Director appointed by IPR.

The committee shall:

(a)

prepare a job description for the production director;

(b)

determine a suitable process for the selection of the production director;

(c)

interview all potential candidates for the position of production director; and

(d)

prepare a short-list of candidates for the position of production director.

The short list to be prepared by the committee shall include the person proposed by IPR for the position of production director. However, the production director shall be the best person for the job, regardless of whether that person has been proposed by IPR.

Remuneration and incentives for the production director (unless he is a member of the Board) will be set by the Board based solely on performance of the Drax plant. All remuneration will be paid by the Drax group.

If the production director is an IPR secondee, IPR may not reassign that person without the prior written approval of the Board.

The production director may be removed at any time by the Shareholders (other than the IPR Entities) or the Board (as the case may be). His replacement will be determined using the above process.

The head of trading

The head of trading will not be a Director and will be appointed by the Board. IPR will be entitled to propose a person for the post of head of trading. The process for the appointment of the head of trading will be the same as for the appointment of the production director.

The Company shall adopt corporate governance measures relating to the management of the Company in line with UK best practice (as will be further determined), but including the establishment of an audit committee and a remuneration committee.

8.

APPOINTMENT OF THE DIRECTORS OF THE COMPANY

Provided that at least £10,000,000 of IPR Funds have been used for the A Cash-out Option under the Drax Holdings Scheme, the IPR Investor Vehicle shall be entitled to appoint and remove from office in writing at any time one appropriately qualified non-executive director, provided that if the production director is a member of the Board and is the person proposed by IPR, that person shall constitute the Director nominated by IPR and shall serve as an executive director. If the IPR nominee is a non-executive Director he shall have no responsibility for the day to day operation of the Drax plant. Any Director nominated by IPR shall not be entitled to attend or participate at that part of any meeting of the Board convened to consider any matter in which IPR has a direct conflict of interest with the Company or any of its subsidiaries. Steps will be taken to ring-fence any information that is provided to the IPR nominated Director, any management proposed or seconded by any IPR Entity and any personnel of any IPR Entity undertaking the equity holders investment reviews. IPR shall be entitled to appoint the Director nominated by it as a director of each subsidiary of the Company.

Otherwise, Shareholders (other than the IPR Entities) representing more than 50 per cent. of the voting rights in relation to the Shares (excluding any Shares in which the IPR Entities are interested) shall be entitled to appoint and remove from office in writing at any time any of the Directors. The Shareholders (other than the IPR Entities) will be entitled to appoint the Directors nominated by them as directors of any subsidiary of the Company.

The rights of Shareholders and IPR to appoint Directors will be protected by separately designating the Shares held, or in which an interest is held, by IPR Entities and the Shares held, or in which an interest is held, by the other Shareholders, but otherwise the Shares shall rank pari passu in all respects.

9.

FUTURE FUNDING

The acquisition of Shares by Shareholders shall not require them to provide any future funding to the Company or to guarantee any obligation of the Company or to provide any other form of support.

10.

PROVISION OF INFORMATION

Each Shareholder shall be entitled to receive information comparable to that received by a creditor of InPower or InPower 2, subject to confidentiality restrictions as to disclosure and use.

11.

RESTRICTIONS ON CORPORATE AFFAIRS OF THE COMPANY

The Company (which, for the purposes of this paragraph 11, includes each of its subsidiaries) may not undertake certain actions (and will procure that its subsidiaries will not undertake certain actions) unless Shareholders representing more than 50 per cent. of the voting rights in relation to the Shares give their approval by way of shareholders resolution or in writing, provided that where a greater threshold of shareholder approval is required by law, such higher threshold shall apply.

New issues of equity securities, issues of rights to subscribe for equity securities and issues of securities that are convertible into equity securities, in all cases by the Company or any of its subsidiaries, shall be made on a pre-emptive basis and, for the avoidance of doubt, such pre-emption rights may not be disapplied by a Shareholder resolution.

Where the Company has any cause of action or potential cause of action against any Shareholder, that Shareholder shall not be entitled to vote its Shares for the purpose of preventing the Company from taking any action in relation to that cause of action. Where a Shareholder has any cause of action or potential cause of action against the Company, that Shareholder shall not be entitled to vote its Shares for the purpose of preventing the Company from taking any action in relation to that cause of action.

The following matters will require the approval of the requisite majority of Shareholders:

11.1

Corporate affairs

(a)

any variation in the Company's authorised or issued share capital (or the rights attaching to it or any class of it) including, without limitation, any reduction in capital or purchase of own shares, or the creation of any options or other rights to subscribe for or to convert into shares in the Company;

(b)

the winding-up of the Company;

(c)

subject to paragraph 6 above, the declaration or payment of any dividend or other distribution or the reduction of any reserve (in each case, other than intra-group);

(d)

any change in the Company's auditors;

(e)

any amendment or variation to the memorandum and articles of association of the Company;

11.2

Material changes

(a)

any transaction which, if the Company were subject to the listing rules of the United Kingdom Listing Authority (the Listing Rules), would constitute a Class 1 transaction within the meaning of those rules;

(b)

any material alteration (including cessation) to the general nature of the Company's business;

11.3

Commitments

(a)

the entry into any contract or arrangement which is outside the normal course of trading;

11.4

Incentives and related parties

(a)

the remuneration of the Directors (including any incentive plans for Directors);

(b)

the entry into any agreement, commitment or understanding with any Shareholder or any connected person of such a Shareholder, otherwise than in the ordinary course on arms-length terms; and

(c)

the entry into any transaction which would constitute a related party transaction under the Listing Rules.

12.

VOTING RESTRICTIONS

There will be a restriction on the voting rights attached to the Shares such that each Shareholder shall be subject to a cap on the voting rights attached to the Shares held by it of 1 per cent. below the percentage of the votes cast that would allow that Shareholder (together with any other Shareholder acting in concert) to veto a special resolution of the Company. This provision shall not be deemed to affect the amount of voting rights held by any person for the purposes of the definition of Control or Controller.

Each Shareholder shall waive its voting rights in respect of any proposed resolution relating to any matter in which it has a direct conflict of interest with the Company or any of its subsidiaries in relation to such matter.

13.

SUPPORT FEE

IPR shall be entitled to receive a support fee in accordance with the terms of the Offer Letter.

14.

DEFINITIONS

In this term sheet, the following words and expressions shall have the following meanings:

acting in concert has the meaning given in the City Code on Take-overs and Mergers at the date of this term sheet provided that a Shareholder shall not be taken to be acting in concert with another Shareholder merely by virtue of the fact that:

(a)

they both hold Linked Securities or Shares;

(b)

they are both party to the finance documents constituting the A1 Debt, A2 Debt, A3 Debt or B Debt; or

(c)

they are acting in concert in respect of the rights that they have under the finance documents constituting the A1 Debt, A2 Debt, A3 Debt or B Debt;

Change of Control means circumstances in which there is any change in the Control of the Company;

Controller means a person who, together with any persons acting in concert with him, in relation to another person:

(a)

holds a majority of the voting rights in the other person; or

(b)

is a member of the other person and has the right to appoint or remove a majority of its board of directors; or

(c)

has the right to exercise a dominant influence over the other person:

(i)

by virtue of provisions contained in the other person's memorandum or articles of association; or

(ii)

by virtue of a control contract; or

(d)

is a member of the other person and controls alone or together with others, pursuant to an agreement with other shareholders or members, a majority of the voting rights in the undertaking,

and Control shall be construed accordingly; and

Offer Letter means the letter dated 30th August, 2003 from IPR to Drax Holdings.

EXHIBIT E
Stone & Webster report on the environmental aspects
of the Drax power station dated September 2003

AES Drax Holdings

DRAX POWER STATION

UPDATE OF THE ENVIRONMENTAL

AND PERMITTING DUE DILIGENCE

Prepared by:    J Bleathman

Approved by:     CM Johnson

Date:     September 2003

S&W Job No.:     59195

Stone & Webster Consultants

A Shaw Group Company

AES Drax Holdings Environmental and Permitting Status Report

        September 2003

INDEX

LEGAL NOTICE

3

ELECTRONIC MAIL NOTICE

3

1

INTRODUCTION

4

2

SITE CONTAMINATION INVESTIGATION

5

3

KEY ISSUES

6

3.1

OPERATING EFFICIENCY FOR THE FGD

6

3.2

CONTAMINATION ISSUES

6

3.3

OUTSTANDING APPLICATION TO VARY THE IPC AUTHORISATION

6

3.4

NOX COMPLIANCE CONSIDERATIONS

7

3.5

ENVIRONMENTAL MANAGEMENT SYSTEMS

7

3.6

BIOMASS TRIALS

7

Stone & Webster Consultants

AES Drax Holdings Environmental and Permitting Status Report      September 2003

LEGAL NOTICE

This report was prepared by Stone & Webster Consultants Limited and its affiliated companies, Stone & Webster Engineering Limited and Stone & Webster Engineering Corporation, jointly hereafter referred to as Stone & Webster expressly for AES Drax Holdings Limited (AES). Neither Stone & Webster nor AES nor the Sponsors nor any person acting on their behalf (a) makes any warranty, express or implied, with respect to the use of any information or methods disclosed in this report, or (b) assumes any liability with respect to the use of any information or methods disclosed in this report. Stone & Webster’s review of the Financial Projections relating to Drax in no way serves to transfer to Stone & Webster responsibility for the correctness and/or accuracy of such information or modelling results.

ELECTRONIC MAIL NOTICE

Electronic mail copies of this report are not official unless authenticated and signed by Stone & Webster Consultants and are not to be modified in any manner without Stone & Webster Consultants expressed written consent.

Stone & Webster Consultants

AES Drax Holdings Environmental and Permitting Status Report      September 2003

1

INTRODUCTION

This report has been prepared by Stone & Webster Consultants to provide an overview of the environmental and permitting status for the AES Drax Power Station for the period from Financial Close to 30 June 2003.

Stone & Webster Consultants visited the site on 2 July 2003 to review documentation made available by AES Drax and discuss issues arising with the station Environmental Director. A Soil and Water Contamination Survey was completed during July 2003 by the URS Group and a report of their findings submitted to Stone & Webster Consultants early in September 2003.

Stone & Webster Consultants findings discussed in this report are based on the review of the above documents and subsequent discussions with AES Drax and URS.

The general purpose of this review work is to update previous due diligence work conducted for Drax in 1999 and 2000 with regard to environmental performance up to the present date. The comments and findings made here should therefore be considered in conjunction with the Independent Technical Review prepared by Stone & Webster and issued as a final version on 27 July 2000.

This previous due diligence report gives a comprehensive overview of the status of the site and environmental issues up to that time and includes discussion of the following:

- Review of Historic Environmental Performance

- Ground Contamination and Hazardous Waste Issues

- IPC Authorisation and IPPC Requirements

- Emission Limits

- Ash disposal

- Disposal of FGD Waste products

- Water Abstraction Arrangements

- Effluent Disposal Arrangements

- Permit and Licence Requirements

- Monitoring and Surveying

- Emission Control Techniques

This previous due diligence report conclusions, based on 5 years records up to June 1999, were that there were no areas of serious concern with regard to environmental issues, as a result of daily operation of the station. Additionally it was noted that there was full compliance with all relevant permits and authorisations and that the plant was able to operate without restriction.

Stone & Webster Consultants

AES Drax Holdings Environmental and Permitting Status Report      September 2003

This update review is based on the following broad categories:

- Status of site characterisation / contamination issues

- Compliance with permits and authorisations (technical implications)

- Operational and Technical Implications of Forthcoming Environmental Legislation

- Plant Capex Considerations

- Environmental Management and Responsibilities

Discussion of these topic areas is then used to summarise the present key environmental considerations and risks.

The basis for conducting the review and preparing the report includes data collection from key documents and records during the period of operation by AES, and a site visit including a briefing by Mr. Nigel Burdett, the Environmental Director. Further to this, additional questions were submitted by Allen & Overy, and we have reviewed the responses from Drax for inclusion in this report where applicable. Finally a cross-check was carried out on the environmental records and files held on site, to verify our understanding of various issues, confirm the status of key third party issues (e.g. correspondence with the Environment Agency), and generally confirm suitable records keeping.

2

SITE CONTAMINATION INVESTIGATION

The technical due diligence update includes a status update with regard to contamination issues on the site. A survey was commissioned to include the original conceptual model and sampling points relevant to operations and incidents since 2000. The survey was conducted by the URS group.

In summary the contamination survey indicates that observed levels of contamination are not thought likely to represent a significant risk to either human health or controlled waters under present site conditions. The increased levels of Diesel Range Organics (DRO’s) that have been found are restricted to a specific area of the site and, in the experience of URS would not be expected to migrate to the nearest sensitive receptor. In the event of regulatory involvement, URS advise that it would be necessary to prove this through a Quantitative Risk Assessment. The URS report also recommends that the source of these contaminants is investigated to prevent further increases.

Stone & Webster Consultants

AES Drax Holdings Environmental and Permitting Status Report      September 2003

3

 KEY ISSUES

This section highlights the key issues regarding environmental considerations for the Drax power station. These issues reflect the current nature of the legislative framework in the UK and Europe and the fact that implementation strategy of a number of key requirements has yet to be decided by the Environment Agency. It is important to note that this represents a description of the challenges facing the operator rather than simply a list of risks. While potential risks certainly exist we note that there are areas where Drax may also gain some competitive advantage and may be afforded some flexibility in operating the station.

Key issues emerging from this review include the following:

3.1

Operating Efficiency for the FGD

The current removal efficiency is 90-92% and we believe that 90% is a reasonable base case assumption given the coals available in the international market and this is supported by recent operating data. There could, however be a potential requirement from the Environment Agency for this efficiency to be increased to 95%. The station strongly represents that current efficiencies represent the BATNEEC position and we note that increasing throughputs to the FGD would result in increased costs associated with additional maintenance spend and associated works power demand. It is our understanding that the Environment Agency has not yet responded to these representations.

The argument that the current situation is BATNEEC is made stronger by the recent operating record where load factors have been relatively high with a reduced number of starts and stops. This increases the use of FGD, and with the removal efficiency highlighted above, the emissions of SO2 are below projected figures.

3.2

Contamination Issues

While the URS report generally indicated that the site did not have significant problems with contamination, it was also highlighted that there is a potential contamination from Diesel Range Organics. The URS survey report recommends further investigative analysis to better quantify and identify the source of contamination. However, URS also advise that they would expect any remediation and associated costs to be necessary at this time.

3.3

Outstanding Application to vary the IPC Authorisation

There is an outstanding application for a variation to the IPC Authorisation that would increase the allowable emission limit for sulphur dioxide to be increased to 60,000 tonnes per annum. In the event that this application is not successful, management of fuel supply becomes a key issue. We understand that there is a new coal procurement strategy being developed that will consider potential fuel sources and the requirements of the station regarding emission limits and future legislation. Significantly, as noted in the discussion of FGD efficiency above, we note that the recent operating regime has been favourable with relatively high load factors and lower starts and stops. Consequently the production of SO2 has been reduced and projected annual emissions would be below current limits. Drax are concentrating their efforts in working with the Environment Agency to ensure a favourable and workable operating condition as new regulations are put into place.

Stone & Webster Consultants

AES Drax Holdings Environmental and Permitting Status Report      September 2003

3.4

NOx Compliance Considerations

The situation with regard to future NOx compliance is dynamic. The final requirements for retrofitting of abatement technology can only be determined when the mechanism for implementation of the Large Combustion Plant Directive (LCPD). Considerations for CAPEX are included in section 6.0 of this report. We note that the site will be fully compliant with current legislation from this month. Moving forward the operators have considered abatement scenarios and a specification for 6 unit conversion for full compliance with Emission Limit Values (ELV) by 1st January 2008. Final strategies for NOx abatement will depend on whether the plant is required to meet ELV’s, or whether emissions will be considered as part of a National Emissions Reduction Plan (NERP).

3.5

Environmental Management Systems

The operators have a good understanding of environmental matters and control techniques. Our site visit indicated good records keeping and reporting through to the Environmental Director. In order to underpin these practices and ensure that Senior Management are properly informed, responsibilities are assigned, and appropriate decision making is possible we would expect continued development of an Environmental Management System (EMS). This is noted as a key issue because this is currently a dynamic period for the site regarding environmental compliance issues and the implications for control techniques and operations. In addition the site may potentially be required to operate trading schemes for emissions, requiring good controls and reporting practices. These requirements will also form part of the obligations under the forthcoming PPC permit.

3.6

Biomass Trials

The success of the biomass trials should be monitored as they give significant benefits in achieving the station requirements for Renewable Obligation Certificates (ROC’s) and flexibility in achieving targets under the upcoming Emissions Trading Scheme for greenhouse gases.

Stone & Webster Consultants

Offices:

Boston, USA

Denver, USA

Houston, USA

Kuala Lumpur, Malaysia

London, UK

Manchester, UK

Milton Keynes, UK

New York, USA

Pittsburgh, USA

Schenectady, USA

Washington, USA

Stone & Webster Consultants

A Shaw Group Company

Tennyson House,

Third Floor,

159 – 165 Great Portland Street,

London,

W1W 5PA.

Tel: +44 (0) 20 7907 0650

Fax: +44 (0) 20 7907 0651

EXHIBIT F
Senior Bonds Consent Solicitation

Notice to the holders of the outstanding

AES DRAX HOLDINGS LIMITED

(the “Issuer”)

£200,000,000 9.07% Senior Secured Bonds due 2025

(ISIN No. XS0125351394)

and

$302,400,000 10.41% Senior Secured Bonds due 2020

(CUSIP 00808AAD3)

(ISIN No. US00808AAD37)

(collectively, the “Senior Bonds”)

issued pursuant to the Indenture dated as of August 2, 2000, as supplemented or amended from time to time, among the Issuer, the Guarantors named therein, and The Bank of New York, as Senior Bond Trustee (the “Indenture”).  Terms not otherwise defined herein have the meaning assigned to them in the Indenture.

BACKGROUND

On August 22, 2003, the Issuer, AES Drax Electric Limited, AES Drax Limited, AES Drax Power Limited (together the “Drax Companies”), AES Drax Acquisition Limited, the Eurobond Trustee and the Senior Bond Trustee, amongst others, entered into an agreement (the “Fourth Standstill Agreement”) on substantially similar terms to the Standstill Agreement entered into between the same parties on July 11, 2003 (the “Third Standstill Agreement”), which terminated on August 14, 2003 following an extension of the standstill period (pursuant to the terms of the Third Standstill Agreement) from June 30, 2003.  The purpose of the Fourth Standstill Agreement, which expires on September 30, 2003, was to provide a further period for (i) the Drax Companies; (ii) the steering committee (the “Bank Steering Committee”) representing the syndicate of banks (the “Senior Banks”), which financed the £1.725 billion secured bonds due 2015 issued by the Issuer to finance the acquisition of the Drax power station; and (iii) the ad hoc committee (the “Ad Hoc Bond Committee”) formed by certain holders of the Senior Bonds to carry on discussions with various third party bidders in order to secure a suitable offer to participate in and to agree the more detailed terms of a restructuring (the “Restructuring”) of the secured debt of the Drax Companies.  For more information on the various discussions and offers from third parties to participate in the Restructuring, see the Issuer’s filings on Forms 6-K from and including May 30, 2003.

On July 30, 2003, Gordon Horsfield and Gerald Wingrove were appointed to the board of the Issuer as independent directors.  On August 5, 2003, The AES Corporation (“AES”) announced the withdrawal of its offer to participate in the Restructuring and the resignations of directors appointed by it to the boards of the Drax Companies and AES Drax Acquisition Limited.  AES’s withdrawal followed the receipt by the Issuer of an alternate offer to participate in the Restructuring from International Power plc (“IPR”), and subsequently the Issuer received a number of other proposals from other interested parties.  The Issuer held discussions with all of these interested parties.  On August 30, 2003, IPR revised its offer (the “IPR Offer”) and, on the basis of this, the IPR Offer was accepted and exclusivity granted by the Issuer to IPR with a view to implementing the Restructuring (“Restructuring Proposal”).  The IPR Offer was filed by the Issuer with the Securities & Exchange Commission (the “SEC”) on Form 6-K on September 2, 2003.  The Bank Steering Committee supports the Restructuring Proposal and each member intends to recommend such proposal to its own credit committee.  The members of the Ad Hoc Bond Committee support the Restructuring Proposal.  IPR has agreed to participate in the Restructuring on the basis of the IPR Offer and IPR has participated in the development of the Restructuring Proposal.

As the Fourth Standstill Agreement expires on September 30, 2003, the Issuer wishes to seek the requisite consent of the Senior Bondholders and the Senior Banks to enter into a new standstill agreement (the “Long Term Standstill”) which will give effect to an extension of the standstill period until December 31, 2003 unless terminated earlier or extended in accordance with its terms.  The Long Term Standstill is on terms similar to the Fourth Standstill Agreement and provides for certain additional terms including, inter alia, (i) all actions necessary in connection with the transfer of assets to Drax Opco Limited, (ii) a number of additional temporarily or permanently waived defaults under the senior credit documentation, (iii) consent for the Issuer to enter into and comply with its obligations under the escrow arrangements referred to in Section 1.12 of the Form 6-K, which was filed with the SEC on September 15, 2003 (the “Form 6-K”) and the agreement described in Section 1.5 of the Form 6-K and (iv) all actions necessary in connection with achieving the Restructuring and insofar as such actions constitute defaults under the senior credit documentation, such defaults are either temporarily or permanently waived or are capable of being waived by the Bank Steering Committee and the Ad Hoc Bond Committee.  With the support for a Restructuring on the basis of the Restructuring Proposal from the Bank Steering Committee and the Ad Hoc Bond Committee, the Issuer considers that now is an appropriate time to inform all the Senior Bondholders (in addition to the Ad Hoc Bond Committee) and all the Senior Banks of the terms of the Restructuring Proposal.  The Long Term Standstill would thus provide the stability desired whilst such consideration and implementation of the terms of the Restructuring Proposal takes place.

The Senior Bonds are currently held through DTC, Euroclear and Clearstream.  DTC holds certificateless depositary interests in the global bonds representing the Senior Bonds (the “Global Bonds”) and Euroclear and Clearstream hold certificated depositary interests in the Global Bonds, and each of DTC, Euroclear and Clearstream have issued electronic book-entry interests (“Book-Entry Interests”) to the banks, brokers, custodians, nominees and other financial institutions (the “Participants”) who hold those Book-Entry Interests on behalf of their customers, the ultimate beneficial holders of interests in the Senior Bonds.

2

ACTION TO BE TAKEN

Holders of Book-Entry Interests that are held by DTC, Euroclear or Clearstream and represent an interest in the Senior Bonds can give the consents and instructions set forth below by completing the attached Consent and Instruction Form and delivering such form in accordance with the rules and practices established by DTC, Euroclear or Clearstream, as applicable.

The Participants, if they do not hold the Book-Entry Interests for their own account, will need to procure the directions of their customers who are the beneficial owners of those Book-Entry Interests as to whether to give the consents and instructions described below.

A beneficial owner who has Book-Entry Interests in the Senior Bonds held in the name of a custodian, must contact that custodian if such beneficial owner desires to give consents and instructions in respect of those Book-Entry Interests in the Senior Bonds pursuant to this Notice.

Holders desiring to give consents and instructions in respect of their Book-Entry Interests in the Senior Bonds pursuant to this Notice should allow sufficient time for completion of the procedures during the normal business hours of DTC, Euroclear or Clearstream, as applicable, within the periods specified by this Notice.

The record date is the close of business on September 12, 2003.

The consents and instructions referred to above are as follows:

1.

Agree to the terms and conditions of the Long Term Standstill Agreement in the form signed by the members of the Ad Hoc Bond Committee and any other documents contemplated by the Long Term Standstill Agreement, and consent to the waivers of certain defaults and events of default under the Indenture and amendments to the Indenture contemplated thereby;

2.

Authorize and instruct The Bank of New York, as Senior Bond Trustee, to execute and deliver the Long Term Standstill Agreement in the form signed by the members of the Ad Hoc Bond Committee, together with any other documents to which The Bank of New York is a party contemplated by the Long Term Standstill Agreement, including the Sixth Supplemental Indenture to the Indenture;

3.

Authorize and instruct The Bank of New York, as Senior Bond Trustee, to confirm to the Intercreditor Agent that it has received the consents and instructions described herein in respect of a majority of the Sterling Equivalent of the principal amount of outstanding Senior Bonds (the “Majority Holders”), if and when such consents and instructions have been received by the Senior Bond Trustee after the Deadline (as defined below) has expired; and

4.

Instruct the relevant Participant to give the consents and instructions to The Bank of New York, as Global Depositary, in accordance with the rules and practices established by DTC, Euroclear or Clearstream, as applicable, and irrevocably appoint The Bank of New York, as

3

Global Depositary, as its agent for purposes of delivering the consents and instructions to The Bank of New York, as Senior Bond Trustee.

Each Participant shall also be instructed to confirm whether the beneficial owner of the Book-Entry Interest has or has not executed the Long Term Standstill Agreement.

Such consents and instructions must be given by Participants to The Bank of New York so as to be received as soon as possible and no later than 12:00 noon (New York City time) on Monday, September 29, 2003 (the “Deadline”), which Deadline may be extended at any time by separate notice by the Issuer.

4

EFFECTIVE DATE

As soon as the Deadline has expired and The Bank of New York, as Senior Bond Trustee, has received instructions from at least the Majority Holders, The Bank of New York, as Senior Bond Trustee, will execute and deliver the Long Term Standstill Agreement in the form signed by the members of the Ad Hoc Bond Committee, together with any other documents to which it is a party contemplated by the Long Term Standstill Agreement, including the Sixth Supplemental Indenture to the Indenture (the “Effective Date”).

As soon as practicable after the Effective Date, The Bank of New York, as Senior Bond Trustee, will notify the holders of Book-Entry Interests in the Senior Bonds, that consents and instructions have been received by it from the Majority Holders.  Such notice will be delivered through DTC, Euroclear and Clearstream in accordance with the Indenture.

If the Senior Bond Trustee has received the requested consents and instructions from the Majority Holders and the Long Term Standstill Agreement and the other documents contemplated by the Long Term Standstill Agreement, including the Sixth Supplemental Indenture to the Indenture, become effective, the proposed waivers of certain defaults and events of default under the Indenture and amendments to the Indenture contemplated by the Long Term Standstill Agreement will be binding upon each Holder, regardless of whether or not such Holder delivered its consent.

Given by

AES DRAX HOLDINGS LIMITED

on September 15, 2003

5

CONSENT AND INSTRUCTION FORM

PART I

To be completed only by Beneficial Holders:

Please complete this consent and instruction form to vote in favor or against the consents and instructions as set out in the attached Notice, and deliver, or, if you are not a direct account holder in DTC, Euroclear or Clearstream, arrange through your intermediary to deliver, this Form to the relevant Participant at DTC, Euroclear or Clearstream, as applicable.  Please direct any questions you may have concerning completion of this Form to Alison Mitchell at The Bank of New York, London branch, telephone: +44-20-7964 6402.

PLEASE COMPLETE

Aggregate principal amount of £200,000,000 9.07% Senior Secured Bonds due 2025 represented by Book-Entry Interests owned by account with respect to which consent is given	£
Aggregate principal amount of $302,400,000 10.41% Senior Secured Bonds due 2020 represented by Book-Entry Interests owned by account with respect to which consent is given	$

By signing this form, the undersigned votes FOR/ AGAINST [delete as applicable] the consents and instructions as set out in the attached Notice.

The undersigned hereby confirms that the Long Term Standstill Agreement HAS/ HAS NOT [delete as applicable] been signed on his behalf.

________________________________ Name of Holder(s) (Please Print)	Dated: ______________________ 2003
________________________________ By: Title:	Address _________________________________

This consent cannot be revoked at any time after expiry of the Deadline (as defined in the attached Notice).

Please complete if applicable:  The intermediary or Participant through which the beneficial holder(s) named above hold(s) its beneficial interest in the Senior Bonds identified above, is:

Name of Firm (in full)	…………………………………
Account Number	…………………………………
Address	…………………………………
…………………………………
…………………………………
Reference or contact name	…………………………………
Telephone number	…………………………………

and the beneficial holder(s) hereby instruct(s) such intermediary or Participant, as applicable, to complete the relevant Section of Part II of this Form.

PART II

(A)

To be completed only by intermediaries of the beneficial holder(s) identified in Part I

We are the intermediary through which the person(s) named in Part I of this Form holds a Book-Entry Interest in the principal amount of Senior Bonds to which this Form relates.  Pursuant to the authority given to us by that person, we confirm that we hold a Book-Entry Interest in Senior Bonds which represents or includes the principal amount of Senior Bonds to which this Form relates (as specified in Part I of this Form), and authorize the next intermediary, or the relevant Participant in DTC, Euroclear or Clearstream (as applicable) to notify this to the Global Depositary.

Name in full

Office stamp of
intermediary

(please print)

…………………………………

By:

…………………………………

Name:

Title:

Dated:

…………………………………

_____________________________________________________________________________________________

(B)

To be completed by any additional intermediaries:

We are the intermediary through which the intermediary named in the previous section of this Form holds a Book-Entry Interest in the principal amount of Senior Bonds to which this Form relates.  Pursuant to the authority given to us by that intermediary, we confirm the statements made in Section (A) of Part II of this Form.

Name in full

Office stamp of
intermediary

(please print)

…………………………………

By:

…………………………………

Name:

Title:

Dated:

…………………………………

Where there are more than two intermediaries, please copy this part (B) and execute it.

_____________________________________________________________________________________________

(C) To be completed only by the Participant in DTC, Euroclear or Clearstream, as applicable

We are the account holder through which the beneficial owner(s) named in Part I of this Form, OR, if applicable, the intermediary(ies) named in Part II (A) or (B) of this Form, hold(s) a Book-Entry Interest in the principal amount of Senior Bonds to which this Form relates.  Pursuant to the authority given to us by such beneficial owner(s) or intermediary(ies), we confirm the statements made in Section (A) of Part II of this Form.

Name in full

Office stamp of
intermediary

(please print)

…………………………………

By:

…………………………………

Name:

Title:

Dated:

…………………………………

Please send this completed Form (Part I and Part II) to The Bank of New York, as Global Depositary, at fax number +44-20-7964 6399 to the attention of Alison Mitchell, with original to follow by mail to The Bank of New York, attn. Alison Mitchell, One Canada Square, London E14 5AL, England.